9/27

05011477

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SNCB Holding/NMBS Holding

*CURRENT ADDRESS

PROCESSED
SEP 27 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4161 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/27/05

annual report 2004

annual accounts

belgian national railway company



82-4161

RECEIVED
2005 SEP 27

AR/S
12-31-04

SNCB Holding/NMBS Holding

www.sncb.be

Annual Report 2004

Submitted by the Board of Directors

To the General Assembly

Second part

Annual accounts

Société Nationale des Chemins de fer Belges
General Assembly of 31st May 2005
Seventhy-eight fiscal year

SNCB Rue de France, 85 – 1060 Bruxelles
Phone : 02/525 21 11 Fax: 02/525 30 62

http://www.sncb.be


DEPART
HEURE
DESTINATION
NATURE
VOIE
13 23
DEPART

table of contents

Financial situation

Important facts

The business plan"Move"

The gradual implementation of the plan Move, which should lead to an enduring improvement of the company's operational and financial performances, started in 2003.

Even though financial 2004 does not deliver a beneficial result, the signs of recovery are tangible.
For example, the EBIT remains negative to the tune of € 20.1 million at the end of 2004, but has improved by € 74.5 million compared to 2003.

In the same period, the number of FTE (full-time equivalent) staff was reduced by 1,583 units, giving a final remunerated staff of 39,432 FTE.

However, the EBT deteriorated again in 2004, by € 16.8 million, leading to a loss of € 350.1 million, basically as a result of the financial charges linked to the company's growing debt and depreciations and exceptional provisions achieved on ABX.

The ABX pole

Since 2003, the activities of the ABX pole have been centralised under the aegis of the company ABX Logistics Worldwide, which has continued the restructuring process embarked upon.
This has notably led to a disengagement from French domestic activities and the exploration of opportunities regarding the privatisation of this pole.

The results achieved are encouraging, but the principle of prudence enshrined in accounting law has led SNCB to make depreciations and set up provisions to cover all the risks, even potential, identified at the end of 2004.

Traffic

Domestic passenger traffic in passengers-km increased by 5.8% in 2004 compared to 2003 (or 7.6% if we neutralize the journeys made with Bonus Pass – loyalty campaign – and Sorry Pass – compensation for strikes), and income by 7.9% for a total of € 398.5 million. The improvement is particularly clear in the case of season tickets, which benefit from measures to encourage public transport taken by the public authorities.
In international traffic, the reduction in supply in the case of traditional trains has led to a drop of 11.1% in passengers-km, while the supply side on the HST lar by Eurostar. Total income amounts to € 208.5 million (+3.7%).
As to the cargo side, the number of ton-km in 2004 rose 5.5% thanks to the good performance of heavy industry and combined transport, although the income (€ 333.5 million) suffered a limited fall of 0.6%, attributable to services as an accessory to transport proper (rental or repair of wagons).

Debts

Debts remain a serious problem for the company, one which has been exacerbated by the absorption on 1 January 2004 of Financière TGV, a particular financial vehicle which has been used to continue the financing of the HST project in Belgium.
This has pushed the financial debt on the balance sheet from € 6,003.4 million to € 8,345.4 million, after the absorption of Financière TGV.
However, in line with the European directives advocating the take-over of railway companies' historical debts, the Belgian State has organised an operation to reorganise SNCB, which will result, on 1 January 2005, in the take-over of its historical debt, evaluated at € 7.4 billion.

Investments

The investments made in 2004 total € 1,271.3 million, divided as follows in table 1:

Table 1 Investments	(million €)
Conventional infrastructure	514,6
Infrastructure high speed lines	496,8
Rollling stock	221,5
Other investments	38,4
TOTAL	**1 271,3**

Reorganisation of SNCB

In parallel with the operation for the take-over of the SNCB's historical debt, the State has undertaken a fundamental reform of the organisation of rail services in Belgium, in light of the European context of liberalisation.

The result is that the 'historical' SNCB, renamed 'SNCB-Holding' as from 1 January 2005, has become the umbrella company for two new companies, SNCB and Infrabel, responsible respectively for the role of rail operator (both for passengers and for cargo) and infrastructure manager.

Comparison of the figures

The comparison of the figures on 31 December 2004 with those of the previous financial year must be put into perspective because of the following elements:

- The absorption of Financière TGV by SNCB on 10 September 2004, but backdated until 1 January 2004, had a significant impact on the balance sheet structure of SNCB, notably through the integration of its debts (€ 1,700.1 million). In addition, the mechanism for the SNCB's capital withdrawal, in the amount of the dividend paid to Financière TGV, was discontinued.

- It was not until December 2003 that it became technically possible to determine the impact of the 'cut-off', in other words the part of the income from season tickets received in one year but relating – partly – to actual use in the following year. That being so, financial 2003 should be considered as a hybrid period (only the end of the year has been able to be adjusted, not the beginning), whereas 2004 is a completely adjusted year.

- As from 1 October 2004 SNCB has integrated the division ABX and ABX Headquarters into the companies 'ABX Logistics Belgium' and 'ABX Logistics Worldwide' respectively. Staff were not transferred until 1 January 2004.

Results in 2004

The financial year 2004 closes with a loss of € 350.1 million against € 333.3 million in 2003.
This final outturn breaks down as shown in table 2.

Tabel 2 Results (million €)	2004	2003	Difference	Difference %
Operating income	3,628.5	3,719.7	-91.2	- 2.5%
Operating charges	-3,648.6	-3,814.3	165.7	- 4.3%
Operating result	- 20.1	- 94.6	74.5	- 78,7%
Financial result	-185.9	- 143.2	- 42.7	+ 29.8%
Extraordinary result	-144,1	- 95.5	- 48.6	+ 50.9%
Total result	**-350.1**	**- 911.7**	**- 16.8**	**+ 5.0%**

Taking into account the operations on exempt reserves (€ +13.0 million), the loss to be allocated amounts to € -337.1 million.
It is proposed to carry forward this loss once again, which brings the cumulative balance of losses carried forward to € 1,682.4 million, after due account is taken of the obligation placed upon SNCB, in conformity with the legal rules applying specifically, to pay a total gross dividend of € 5.1 million to the preferential shares held by Financière TGV.

Income statement

Operating income

Comparison 2004 - 2003

The breakdown of the operating income is shown in table 3.

Table 3 (in million €)	2004	2003	Difference	Difference %
Turnover	2,210.2	2,329.4	-119.2	- 5.1%
Domestic Passenger Transport	398.5	369.2	29.3	+ 7.9%
International Passenger Transport	208.5	214.9	-6.4	- 3.0%
Wagon loads	333.5	335.4	-1.9	- 0.6%
ABX	0.0	83.8	-83.8	- 100.0%
Other activity segments	193.8	271.0	-77.2	- 28.5%
State compensation	1,075.9	1,055.1	20.8	+ 2.0%
Variance in stocks and contracts in progress	-6.5	-88.7	82.2	- 92.6%
Own production capitalised	355.6	341.2	14.4	+ 4.2%
Other operating income	1,069.3	1,137.8	-68.5	- 6.0%
Compensations	521.7	516.4	5.3	+ 1.0%
Withdrawal from the capital	432.1	471.2	-39.1	- 8.3%
Other	115.5	150.2	-34.8	- 23.1%
Total operating income	3,628.6	3,719.7	-91.2	- 2.5%

Turnover

The turnover comprises the amount of sales of goods and service performance to third parties, which are part of the ordinary activities, after deduction of the commercial discounts on sales.
It also contains the receipts of public services for compensation of loss of income due to the tariff policies applied.

The major elements are::

- the sales in domestic passenger traffic amounting to € 398.5 million (cf. table 4).

Table 4 (million €)	2004	2003	Difference	Difference %
Tickets	211.4	199.9	11.5	+ 5.8%
Season tickets	166.0	147.7	18.3	+ 12.4%
Other income (1)	21.1	21.6	-0.6	- 2.8%
Total	398.5	369.2	29.3	+ 7.9%

(1) Tourist services, parking facilities, payments passengers, excursions, ...

Traffic continued to grow steadily (table 5), in particular with regard to 'season tickets', even though the comparison is favourably influenced by the fact that 2003 was not totally affected by the 'cut-off'.

Table 5 (million €)	2004	2003	Difference	Difference %
Passenger-km	7,328.0	6,928.7	399.4	+ 5.8%
Tickets	3,163.4	3,186.9	-23.5	- 0.7%
Season tickets	4,164.6	3,741.8	422.9	+ 11.3%
Passengers (million)	165.0	154.9	10.1	+ 6.5%
Tickets	57.8	56.5	1.3	+ 2.3%
Season tickets	107.2	98.4	8.8	+ 8.9%

The breakdown after neutralization of journeys made with Bonus Pass (loyalty campaign) and Sorry Pass (compensation for strikes) is shown in table 6.

Table 6 (million €)	**2004**	**2003**	**Difference**	**Difference %**
Passenger-km	7,328.0	6,812.5	515.5	+ 7.6%
Tickets	3,163.4	3,070.8	92.7	+ 3.0%
season tickets	4,164.6	3,741.8	422.8	+ 11.3%
Passengers	165.0	152.9	12.1	+ 7.9%
Tickets	57.8	54.5	3.3	+ 6.1%
Season tickets	107.2	98.4	8.8	+ 8.9%

- *The turnover for international passenger transport amounts to € 208,5 million and is shown in table 7.*

Table 7 (million €)	**2004**	**2003**	**Difference**	**Difference %**
Conventional trains	46.0	53.7	-7.7	- 14.3%
Conventional TCV	46.0	47.3	-1.3	- 2.7%
Conventional market fares	0.0	6.4	-6.4	- 100.0%
HST	135.9	122.6	13.3	+ 10.8%
Eurostar	20.7	16.4	4.3	+ 26.2%
Thalys	107.1	98.5	8.6	+ 8.8%
TGV Brussels-France	8.1	7.7	0.4	+ 4.6%
Other products	26.6	38.6	-12.0	- 31.1%
TOTAL	208.5	214.9	-6.4	- 3.0%

Conventional trains recorded an overall fall of 14.2%, which is due mainly to the drop in supply.

High-speed activities picked up across all the products offered, in particular Eurostar, which is stimulated by the partial use of high-speed infrastructures in Great Britain.

Table 8 shows the traffic variations:

Table 8 (million €)	**2004**	**2003**	**Difference**	**Diference %**
Passenger-km	1,347.6	1,336.6	11.1	+ 0.8%
Conventional	407.6	458.3	-50.7	- 11.1%
HST	940.0	878.3	61.7	+ 7.0%
Eurostar	165.8	127.6	38.2	+ 29.9%
Thalys	719.2	700.8	18.4	+ 2.6%
Brussels-France	55.0	49.9	5.1	+ 10.2%
Passengers	13.3	13.4	-0.1	- 0.9%
Conventional	5.1	5.6	-0.5	- 9.4%
HST	8.2	7.8	0.4	+ 5.3%
Eurostar	1.7	1.5	0.2	+ 17.0%
Thalys	5.9	5.8	0.1	+ 2.3%
Brussels-France	0.6	0.6	0.0	+ 5.8%

- Freight traffic sales amount to 333,5 miljoen € and are reflected in table 9.

Table 9 (million €)	2004	2003	Difference	Difference %
Transport	295.4	292.7	2.7	+ 0.9%
Wagon rental	28.8	32.6	-3.8	- 11.7%
Demurrage	4.8	4.7	0.2	+ 3.5%
Wagon repair	3.4	3.9	-0.5	- 13.4%
Other	1,1	1.5	-0.4	- 27.4%
Total	**333.5**	**335.4**	**-1.9**	**- 0.6%**

In a difficult economic and competitive climate the transport activity recorded a positive development, in terms of both income (+0.9%) and the number of ton-km carried (7,691 million ton-km against 7,293 million ton-km in 2003, i.e. +5.5%).
Light industry continued to suffer a decrease, albeit slowing down (-1.5%), whereas heavy industry (+8.3%) and intermodal transport (+5.5%) have improved.

- ABX sales were zero in 2004, as this activity was transferred on 1 October 2003 into a daughter company.
- The sales of 'other activity sectors' amount to € 193.8 million and result from commercializing real estate, telecommunication equipment and the management of equipment belonging to SNCB.
- The compensations from the State arise from the fulfilment of the public service obligations by SNCB, viz. domestic passenger transport and infrastructure management and maintenance. The contributions received amount to € 396.2 million (+2.4%) and € 679.6 million (+1.7%) in 2004 respectively. The first, moreover, includes a reduction of € 10.9 million on the dividend of Financière TGV with respect to the promotion of sustainable mobility for commuter traffic.

Variance in stocks and contracts in progress

This item contains the difference between the net book value of finished products and goods in manufacture on 31 December 2004 and the net book value of those same stocks on the balance sheet of the previous financial year.

Own production capitalised

The own production capitalised corresponds with the neutralisation of the costs recorded in 2004 and concerning investments made by the company itself and of which the amount is recorded in the balance sheet in tangible or intangible fixed assets.

The production value amounts to € 355.6 million, i.e. an increase of 4.2% against 2003.
The investments made concern in essence the development of software and works on infrastructure or rolling stock.

Other operating income

The other operating income concerns chiefly:

- The State contributions as laid down in the management contract for the costs of pensions and industrial accidents, as well as the staff contributions concerned. SNCB pays the pensions to its personnel and receives in compensation the contributions from its personnel as provided by common law, the contributions for the validation of absence and training, the pension parts included in wage restraint and the retention on holiday pay, the mathematical reserves related to the various pension plans as well as a contribution from the State. The net cost for SNCB equals the employer's contribution of 8.86% of the pay roll of statutory personnel, which corresponds with the employer's contributions under the social security regime (ONSS), increased by the costs resulting from commitments undertaken by SNCB itself.

- The withdrawal from the capital, as stipulated in the Royal Decree implementing article 56 of the Act of 20 December 1995, equals the net annual allocation for depreciations – operating costs and extraordinary costs – of tangible and intangible fixed assets used for public service obligations as defined in article 156 of the Act of 21 March 1991.

Operating charges

The breakdown of the operation charges is shown in table 10.

Table 10 (in million €)	2004	2003	Difference	Difference %
Raw materials, consumables and goods for sale	198.3	171.6	26.7	+ 15.6%
Goods and various services	604.4	712.8	-108.4	- 15.2%
Remuneration, social security and pensions	2,505.4	2.542.8	-37.4	- 1.5%
Depreciations and amounts written off formation expenses and intangible and tangible fixed assets	500.2	497.8	2.4	+ 0.5%
Depreciations of stocks, orders in progress and trade debtors	17.9	45.4	-27.5	- 60.6%
Provisions for liabilities and charges	-185.2	-163.8	-21.4	+ 13.1%
Other operating costs	7.6	7.7	-0.1	- 1.3%
Total	3,648.6	3,814.3	-165.7	- 4.3%

Stocks increase by € 26.7 million compared to the same period in 2003, especially because of the evolution in the rates of ferrous metals.
Goods and various services have all decreased compared to 2003, to stand at € 108.4 million (-15.2%), with the most striking differences being in the following:

- costs in respect of operating activities (€ -64.8 million);
- costs in respect of studies and charges (€ -14.4 million);
- other various costs (€ -13.0 million);
- cleaning, maintenance and repair costs (€ -6.8 million).

Remunerations, social charges and pensions – except pension charges under State compensation – amount to € 1,806.0 million, i.e. a decrease of 1.4%. This favourable evolution is the result of:

- € -89.5 million as a result of the decreasing work force;
- € +22.6 million because of index-linked wages;
- € +32.3 million as a result of incremental scales and a rise in various allocations;
- € +9.7 million for various causes.

The depreciation of stocks, orders in progress and trade debtors decreases by € 27.5 million against 2003, especially thanks to the lower costs with relation to an improvement at IFB.
The provisions for liabilities and charges are explained below in the chapter 'balance sheet'.

Financial result

The financial result closes with a negative amount of € 185.9 million, i.e. an improvement of € 42.7 million in one year.

This stems mainly from the increase in financial income of € 26.6 million, and a reduction in financial expenses of € 69.3 million.

The variation in financial income is due in a large measure to the advance on dividends paid by S.A. Eurostation and subsidies paid by the European Union to Financière TGV.

The variation in financial charges is primarily the result of the taking into account of interest now falling to SNCB as a result of the absorption of Financière TGV, although contained thanks to the favourable trend in interest rates of some 29 base points.

Extraordinary result

The extraordinary results closed with a negative amount of -144.1 million which was essentially due to the following:

- € -300.9 million as a result of the net charges on the value of participations, especially the ABX sector;
- € +207.9 million as a result of net proceeds in connection with the fixed tangible and intangible assets, mainly attributable to the operation to contribute 34 sites to the Fonds de l'Infrastructure Ferroviaire in accordance with the royal decree dated 30 December 2004;
- € -103.6 million as a result of allocations, utilisations and takeovers of provisions, including € 58 million relating to the disengagement of SNCB from the French subgroup of ABX and the coverage of the potential exercise of comfort letters signed by SNCB in favour of the German ABX subgroup.

Balance sheet

Assets

The principal changes in assets items appear in table 11.

Table 11 (million €)	2004	2003	Difference	Difference %
Fixed assets	**12,550.7**	**12,121.7**	**429.0**	**+ 3.5%**
Formation expenses	0.0	4.3	-4.3	- 100.0%
Intangible fixed assets	81.1	79.9	1.2	+ 1.5%
Tangible fixed assets	12,299.5	11.428.7	870.8	+ 7.6%
Financial assets	170.1	608.8	-438.6	- 72.1%
Current assets	**3,584.6**	**3,503.9**	**80.7**	**+ 2.3%**
Amounts receivable after more than 1 year	298.2	196.3	101.9	+ 51.9%
Stocks and contracts in progress	330.8	335.1	-4.3	- 1.3%
Amounts receivable within one year	1,631.5	1,305.1	326.4	+ 25.0%
Investments	858.5	1,129.4	-270.9	- 24.0%
Cash and bank and in hand	8.1	12.0	-3.9	- 32.3%
Transitory accounts	457.5	526.0	-68.5	- 13.0%
Total assets	**16,135.3**	**15,625.6**	**509.7**	**+ 3.3%**

Formation expenses are loan issue expenses subject to straight line depreciation during their maturity period. Given the operation for the takeover of the debt organised by the Belgian State on 1 January 2005, these costs have been totally depreciated on 31 December 2004.

The intangible fixed assets include practically exclusively software for internal applications developed by the company itself. The € 1.2 million increase is for € 21.6 million of new investments and € -20.4 million net depreciations.

The tangible fixed assets represent an accounting value of € 12,299.5 million, of which € 8,243.5 million relates to conventional traffic and € 4,056.0 million to high-speed traffic.
The inventory value of the tangible assets is shown in table 12:

Table 12 (million €)	Amount	Difference %
Land en buildings	**2,475.6**	**20.1%**
Land for operations	131.5	1.1%
Constructions (stations, work shops, administration)	748.7	6.1%
Engineering structures (tunnels, bridges en other)	1,595.5	13.0%
Plants, machinery and equipment	**4,068.5**	**33.1%**
Track equipment	2,446.1	19.9%
Elektricity and signalling equipment	1,406.8	11.4%
Workshops and equipment, tools and furniture	215.6	1.8%
Furniture and rollling stock	**1,294.2**	**10.5%**
Rail rolling stock	1,285.0	10.4%
Other equipment	9.2	0.1%
Leasing ans similar rights	**910.9**	**7.4%**
Rail rolling stock	910.9	7.4%
Other tangible fixed assets	**365.9**	**3.0%**
Assets under construction and advance payments	**3,184.3**	**25.9%**
Interim interests	132.2	1.1%
Parking facilities	49.1	0.4%
Constructions	969.3	7.9%
Track equipment	1,310.4	10.7%
Elektricity and signalling equipment	592.9	4.8%
Workshops and equipment, tools and furniture	31.7	0.3%
Transport equipment	98.6	0.8%
Other tangible fixed assets	0.1	0.0%
Total	**12,299.5**	**100.0%**

These net investments were financed by SNCB/NMBS for the larger part (52,5 %) as well as by the State (45,6 %).
This is explained in table 13.

Table 13 (million €)	Amount
New investments	**1,249.7**
Conventional infrastructure	514.6
High speed infrastructure	496.8
Conventional rolling stock	215.5
High speed rolling stock	5.9
Other	16.8
Net depreciations	**-504.5**
Write-offs	**-58.8**
Land for operations	-56.9
Write-off wagons	-1.0
Other write-offs	-1.0
Absorbtion Fin-TGV	**74.1**
Other causes (alternative financing operations and Eurofima)	**110.3**
Total	**870.7**

The financial fixed assets have decreased by € 438.6 million as compared to 2003, essentially due to:

- the absorption of Financière TGV, which led to the cancellation of the holding in that company by SNCB (€ -247.9 million);
- the net variance of loans and holdings vis-à-vis the ABX sector (€ + 109.8 million);
- net amounts written off in 2004 on holdings and claims relating to the ABX sector (€ -301.4 million);
- the total paying up of the holding in ICF (€ +1.5 million);
- transfers to capital investments (€ -1.7 million).

Also the current assets have increased by € 80.7 million owing to:

- prepayments of long-term leases (€ +101.9 million) from 'concession concession back' operations;
- the booking of a claim of € 218.1 million deriving from the contribution to the Fonds de l'Infrastructure of 34 sites;
- transfers in the framework of the limitation of the risks with derivatives (€ +104.8 million);
- claims (€ +61.7 million) resulting from the absorption of Financière TGV;
- the reduction of temporary surpluses (€ -106.7 million) for the TGV Nord;
- changes (€ -51.3 million) in charges to be carried forward and income received in the framework of alternative financing operations.

Liabilities

Table 14 (million €)	2004	2003	Difference	Difference %
Equity capital	**1,988.6**	**3,877.3**	**-1,888.7**	**- 48.7%**
Provisions and deferred taxation	**1,977.2**	**2,058.8**	**-81.6**	**- 4.0%**
Financial debts	**8,345.4**	**6,003.4**	**2,342.0**	**+ 39.0%**
After more than one year	6,324.7	4,718.0	1606.7	+ 34.1%
Within one year	2,020.7	1,285.4	735.3	+ 57.2%
Other debts	**3,824.1**	**3,686.1**	**138.0**	**+ 3.7%**
Total	**16,135.3**	**15,625.6**	**509.7**	**+ 3.3%**

The equity capital decreases by € 1,888.7 million because of the following:

- the payment by the State of € 685.0 million by way of financing for investments;
- withdrawal on the capital of € 432.1 million as compensation for the net allocation to the depreciations relating to the public service obligations;
- the net impact associated with the absorption of Financière TGV, involving the cancellation of the capital contributed by Financière TGV (€ -1890.0 million);
- the allocation of the negative result for financial 2004 carried over again, given the payment by SNCB of dividends in respect of Financière TGV7, but absorbed in the meantime (€ -342.3 million);
- the collection of new capital subsidies (€ +57.0 million).

Provisions and deferred taxes amount to € 1,977.2 million, and break down as shown in table 15:

Table 15 (million €)	2004	2003
Provisions for restructuring (act of 20 december 1995)	1,089.6	1,272.5
Provisions for major maintenance and repairs of rolling stock	161.9	177.1
Provisions for environment (sanitations of polluted grounds)	165.9	138.3
Comfort letters for the French and German subgroup of ABX	181.2	123.2
Pensions en similar obligations (retructuring of 1988)	85.3	89.5
Industrial accidents	55.2	51.9
Provisions for accident risks, insolvency and several	50.0	50,0
Provisions for legal disputes	58.3	45.2
Other	129.7	111.1
Total	**1,977.2**	**2,058.8**

Short- and long-term financial debts increased by € 2,342 million compared to 2003. They include:

- the amounts posted under 'financial debts' of the legal scheme of the Belgian National Bank, with the exception of intragroup debts;
- the balance of the fixed instalment to be received from the pre-collected swap, posted on the transitory accounts (liabilities side).

The accounting items which are at the basis of the evolution of the financial debt are listed below (Statement of source and application of funds).

The increase of the other debts (€ +138.0 million) is in essence due to alternative financing operations, which have a heavy impact on the transitory accounts on the liabilities side (€ +250.5 million), but lead to reductions in the liabilities in terms of debts after more than one year (€ -35.6 million) and debts within one year (€ -64.7 million).

Statement of source and applications of funds

At the end of December 2004 the financial debt amounted to € 8,345.4 million against € 7,703.6 million at the end of 2003, but after the recovery of the debt caused by the absorption of Financière TGV.

This means extra debt charges of € 641.9 million or an increase of 8.3% (cf. Table 16).

Table 16 - evolution of the financial debts (million €)

Cash flow from operating activities		**-338.2**
Cash flow before return on capital	-327.1	
Return on capital	-11.1	
Investments		**-298.7**
Application	-1,250.5	
Intangible investments	*-21.6*	
Tangible investments	*-1,224.1*	
Stocks	*-4.8*	
Sources	951.8	
State contributions	*735.0*	
Contributions from the Netherlands	*112.1*	
Transfer of assets	*47.4*	
Contributions of third parties	*0.2*	
Capital subsidies	*57.0*	
Financial assets		**-111.5**
Acquisitions	-113.9	
Transfers	2.4	
Variance of amounts receivable (applications)		**-34.4**
Variance of non-financial debts (applications)		**-16.5**
Variance of cash situation		**157.4**
Variance of financial debt		**-641.9**

Results per activity sector

New legal context

Article 463 of the programme law of 22 December 2003 amending article 161bis of the Act of 21 March 1991 has converted into Belgian law Directive 2001/12/EC of the European Parliament and of the Council of 26 February 2001 amending certain stipulations of Directive 91/400/EEC of the Council of 29 July 1991 regarding the development of Community railways. Article 463 is applied for the first time to SNCB accounting and its annual accounts for the financial year 2003 under the Royal Decree of 2 February 2004. The aforementioned common provisions stipulate the following:

- 'The member states take the necessary measures to ensure separate profit and loss accounts and balance sheets are drafted and published for the activities related to transport service by the railway companies on the one hand, and for activities regarding the infrastructure management on the other hand' (article 6);
- 'In the case of railway companies profit and loss accounts, as well as balance sheets or an annual statement of assets and liabilities are drafted and published for the activities regarding the operation of their freight transport services. The financial means for activities regarding the operation of passenger transport services under a public service obligation must be recorded separately in the accounts concerned and may not be transferred to activities regarding other transport services or other company activities' (article 9).

On 30 January 2004 the Board of Directors determined the following activity sectors in the light of the respect of the aforementioned legal obligations and of the sectoral information which allows for better understanding of the company's performance, for taking decisions regarding value creation, for better judging the risks and profitability of the company and for better informed assessment of the company as a whole:

- Domestic passenger transport
- International passenger transport
- Rail freight transport
- Infrastructure management
- ABX sector
- Support activities

Taking into account that the breakdown of SNCB in sectors does not tally with the organization structure, the Board of Directors also determined on 30 January 2004 the necessary accounting rules for assigning and splitting up the items of the balance sheet and the income statement.

For want of Belgian accounting standards containing specific instructions as to reporting various activities coming under one and the same legal structure, the accounting rules were inspired by the International Financial Reporting Standards. These standards, more particularly IAS 14, determine a prescriptive environment with respect to information regarding the various economic activities of one and the same company, notably:

- the sectoral information must be prepared in accordance with the accounting methods which are applied to draft and present the consolidated or individual financial statements;

- the company must make an approximation between the information presented for the sectors and the global information in the consolidated and individual financial statements.

It must, however, be pointed out that the information regarding the sectoral results mentioned in the Act and the Directive relates to complete results (total costs and income), whereas standard IAS 14 does not require full reporting for the sectoral results.

This also goes for the balance sheets, which should contain all the assets and liabilities.

Results of activity sectors

The income statement and the balance sheet for each sector are stated in the annexes.
Table 17 shows a summary of the breakdown of the results.

Table 17 (in million €)	SNCB/NMBS (overall)	Domestic Passengers	Infrastructure maager	Passengers International	Cargo	ABX
Operating income	**-20.1**	**-32.5**	**151.8**	**-27.2**	**-78.3**	**-33.9**
in 2003	-94.6	-74.9	188.6	-69.6	-110.3	-28.4
difference	74.5	42.4	-36.8	42.4	32.0	-5.6
Financial result	**-185.9**	**-7.6**	**-141.7**	**-16.7**	**-11.7**	**-8.2**
in 2003	-143.2	-8.7	-101.7	-7.8	-14.7	-10.3
diffence	-42.7	1.1	-40.0	-8.9	3.0	2.1
Current result	**-206.0**	**-40.1**	**10.1**	**-43.9**	**-90.0**	**-42.1**
in 2003	-237.8	-83.6	86.9	-77.4	-125.0	-38.7
difference	31.8	43.5	-76.8	33.5	35.0	-3.4
Extraordinary result	**-144.1**	**16.1**	**182.9**	**20.0**	**13.0**	**-376.1**
in 2003	-95.5	4.5	-28.2	10.5	14.6	-96.9
difference	-48.6	11.6	211.1	9.5	-1.6	-279.2
Net profit	**-350.1**	**-24.0**	**193.0**	**-23.9**	**-77.0**	**-418.2**
in 2003	-333.3	-79.1	58.7	-66.8	-110.4	-135.6
difference	-16.8	55.1	134.3	42.9	33.4	-282.6

The results given at annex in line with the legal scheme for the annual accounts include the relations between sub-sectors forming part of a single sector ('turnover' in the sub-sectors 'suppliers' and 'goods and various services' in the sub-sectors 'clients').
In the analysis below, we leave aside these internal relations, with their effect being zero on the result of each sector.

- The result for the sector 'Domestic passenger transport' improves by € 55.1 million.
  The main reasons behind this improvement are:

  - turnover: € +48.1 million (positive);
  - goods and various services: € +17.8 million (negative);
  - provisions: € -9.1 million (positive);
  - extraordinary item (except depreciation): €+13.4 million (share of the sector in the added value on land (positive) and in the extraordinary provision for environmental risks (negative).

- The result of the 'Infrastructure management' sector improved by € 134.3 million, largely for the following reasons:

  - result for infrastructure and activity 27 Network 'Infrastructure management': € +19.1 million (positive)
  - provision for legal disputes: € +24.3 million (negative);
  - financial costs linked to the absorption of Financière TGV: € 54.9 million (negative);
  - share of Eurostation dividends: € 9.6 million (positive);
  - share of net financial costs of SNCB and depreciation on current assets: € -11.8 million (positive);
  - share of the sector in added value on land: € 132.9 million (positive);
  - extraordinary profits linked to the absorption of Financière TGV: € 57.9 million (positive);
  - extraordinary provision for removal from the Etterbeek site: € 15.0 million (negative).

- The result of the 'International passenger traffic' sector improved by 42.9 million, mainly because of the following:

  - external turnover: € +7.4 million (positive);
  - goods and various services: € -11.1 million (positive);
  - provisions and depreciations: € -24.7 million (positive);
  - non-public service obligation VN activities (domestic passenger transport): € +2.2 million (positive);
  - share of net financial costs of SNCB: € +11.6 million (negative), this increase stems from the correction of the sharing key used in 2003;
  - share of the sector in the added value on land: € 13.3 million (positive) and in the extraordinary provision for environmental risks: € 8.2 million (negative);
  - extraordinary profits linked to the absorption of Financière TGV: € 3.0 million (positive).

- The result for the 'Goods by rail' sector improved by € 33.4 million, mainly because of the following:

  - takeover of depreciations on IFB claims: € -26.8 million (positive);
  - goods and various services: € -23.6 million (positive);
  - provisions for major maintenance: € +9.0 million (negative);
  - turnover: € -6.3 million (negative);
  - improvement in financial result: € +2.0 million (mainly depreciations on invoices of interest to IFB booked in 2003);
  - share of the sector in the added value on land: € 8.5 million (positive) and in the provision for environmental risks: € 6.9 million (negative);
  - takeover of depreciations on loan to IFB booked in 2003: € 2.5 million (negative).

- The result for the 'ABX' sector deteriorated by € 282.6 million. This is almost entirely a consequence of the extraordinary result:

  - depreciations on investments: € -209.8 million (negative);
  - provisions for disengagement in France and comfort letters in Germany: € 75.0 million (negative).

Cash-flow of the public service obligations

The 2004 cash flow for the two public service obligations was calculated on the basis of the income statement, leaving aside the non-monetary items represented by amortizations, the capital withdrawal, provisions and depreciations, interim interest and realised gains and losses, which are incorporated in the investment financing function. The 2003 cash flow which had been calculated taking into account the variance in deferred charges and accrued income (to allow a comparison with 2002) has been recalculated in line with the same method.

The cash flow for the 1st public service obligation (ordinary domestic passenger traffic) is negative to the tune of € -84.8 million, compared to € -106.7 million for 2003 (on a comparable adjusted basis). This improvement of € 21.9 million is attributable to:

- the increased turnover: € 48.1 million (positive);
- the increase in goods and various services: € 17.8 million (negative).

The cash flow for the 2nd public service obligation (infrastructure management) is negative to the tune of € -49.1 million, compared to € -41.5 million in 2003, or a deterioration of € 7.6 million. This deterioration is due to:

- the increase in the charge for the use of the infrastructure billed to the other sectors: € 5.2 million (positive);
- the increase in State contributions: € 11.6 million (positive);
- the increase in Network and Infra staff charges: € 12.9 million (positive);
- the increase in net financial costs disbursed: € 38.7 million (negative).

Results of the SNCB group

Consolidated accounts

Table 18 (million €)	2004	2003	Difference	Difference %
Operating income	*6,076.2*	*6,408.9*	*-332.8*	*- 5.2%*
Operating charges	*-6,072.9*	*-6,516.7*	*443.8*	*- 6.8%*
Operating result	3.3	-107.8	111.0	- 103.0%
Financial result	-236.8	-189.6	-47,2	+ 24.9%
Extraordinary result	192.9	-10,3	203.2	- 1,968.5%
Deferred taxation and latent taxes	0.0	0,2	-0.1	- 87.7%
Taxes on results	-12.0	-14,5	2.5	- 17.3%
Results of the consolidated enterprises	-52.6	-322.0	269.4	- 83.7%
Share of the companies on which the equity method was applied	-78.3	30,7	-109.0	- 354.8%
Consolidated result	**-130.9**	**-291.3**	**-160.4**	**- 55.1%**

The amounts in table 18 are calculated after elimination of the reciprocal operating costs/income (without affecting the consolidated result).

The breakdown of the consolidated results of € –130.9 million is shown in table 19.

Table 19 (million €)	2004	2003	Difference	Difference %
SNCB	-74.1	-243.4	169.3	- 69.6%
Freight Pool	12.2	3.9	8.3	+ 212.8%
Pool Read estate and studies	48.1	19.4	28.7	+ 147.9%
Other sectors	3.9	4.4	-0.5	- 11.4%
ABX	-121.0	-75.6	-45.4	+ 60.1%
Total Group	**-130.9**	**-291.3**	**160.4**	**- 55.1%**

The following evolutions are of particular interest:

- the result of the freight pool recovers by € 8.3 million thanks to the implementation of the restructuring in the subgroup IFB and Rheinkraft International;
- the real estate pool recorded an improvement of € 28.7 million, attributable primarily to Eurostation, although subject to the negative influence of the absorption of Financière TGV;
- ABX Worldwide has continued its restructuring, which has resulted, at its level, in an improvement to its result of € 11.5 million; conversely, the global result for this pool is severely worsened by France (€ -48.0 million) and the other zones (€-8.9 million).

Consolidated balance sheet

Table 20 (million €)	2004	2003	Difference	Difference %
ASSETS				
Fixed assets	**13,086.1**	**12,695.9**	**390.2**	**+ 3.1%**
Formation expenses	0.1	4.4	-4.3	- 98.3%
Intangible fixed assets	128.7	105.0	23.7	+ 22.5%
Consolidation variances	20.1	47.5	-27.4	- 57.7%
Tangible fixed assets	12,704.6	11,942.6	762.0	+ 6.4%
Financial assets	232.6	596.4	-363.8	- 61.0%
Current assets	**4,387.4**	**4,395.9**	**-8.5**	**- 0.2%**
Amounts receivable after more than 1 year	302.7	200.9	101.8	+ 50.6%
Stocks an contracts in progress	440,3	464.4	-24.1	- 5.2%
Amounts receivable within 1 year	2,245.0	2,021.2	223.8	+ 11.1%
Investments	835.0	1,036.2	-201.2	- 19.4%
Cash at bank and in hand	70.0	122.4	-52.4	- 42.8%
Accrued charges and deffered income	494.4	550.8	-56.4	- 10.2%
Total assets	**17,473.5**	**17,091.8**	**381.7**	**+ 2.2%**
LIABILITIES				
Equity capital	**2,382.5**	**4,201.8**	**-1,819.3**	**- 43.3%**
Minority interests	**-0.7**	**-1.4**	**0.7**	**- 46.4%**
Provisions and deferred taxation	**2,213.9**	**2,150.1**	**63.8**	**+ 3.0%**
Amounts payable	**12,877.8**	**10,741.3**	**2,136.5**	**+ 19.9%**
after more than 1 year	6,484.6	5,596.9	887.7	+ 15.9%
within 1 year	4,224.0	3,204.9	1,019.0	+ 31.8%
accrued charges and deferred income	2,169.2	1,939.5	229.7	+ 11.8%
Total liabilities	**17,473.5**	**17,091.8**	**381.7**	**+ 2.2%**

Taking into account the relative importance of the parent company (SNCB assets represent 91.2% of the consolidated assets) we refer to the comments on the SNCB balance sheet for further explanations as to the most important changes.



Non consolidated accounts

Balance sheet

ASSETS (€)	2004	2003
FIXED ASSETS	**12,550,685,290.11**	**12,121,681,015.59**
I. FORMATION COSTS (note I)	0.00	4,270,092.50
II. INTANGIBLE FIXED ASSETS (note II)	81,075,748.13	79,909,185.94
III. TANGIBLE FIXED ASSETS (note III)	12,299,472,463.35	11,428,743,830.77
A. Land and buildings	2,475,634,464.41	2,435,215,670.58
B. Plant, machinery and equipment	4,068,469,754.69	4,047,666,677.59
C. Furniture and rolling stock	1,294,189,669.03	1,321,548,211.24
D. Leasing and similar rights	910,909,338.95	767,632,118.05
E. Other tangible fixed assets	365,920,176.34	302,877,582.38
F. Assets under construction and advance payments	3,184,349,059.93	2,553,803,570.93
IV. FINANCIAL ASSETS (note IV)	170,137,078.63	608,757,906.38
A. Affiliated enterprises		
1. Participating interests	111,065,983.46	302,882,184.54
2. Amounts receivable	27,001,407.64	26,219,200.84
B. Enterprises linked by participating interests		
1. Participating interests	31,407,154.91	278,876,518.30
C. Other financial assets		
1. Shares	121,143.95	185,472.42
2. Amounts receivable and cash guarantees	541,388.67	594,530.28
CURRENT ASSETS	**3,584,639,132.69**	**3,503,886,261.47**
V. AMOUNTS RECEIVABLE AFTER MORE THAN ONE YEAR	298,224,360.88	196,346,751.11
A. Trade debtors	3,754.44	39,687.75
B. Other amounts receivable	298,220,606.44	196,307,063.36
VI. STOCKS AND CONTRACTS IN PROGRESS	330,762,555.18	335,097,673.20
A. Stocks		
1. Raw materials and consumables	307,349,259.36	307,576,674.92
2. Work in progress	18,556,095.26	19,898,543.14
3. Finished goods	232,415.02	232,370.92
4. Goods purchased for re-sale	478,865.59	427,831.94
B. Contracts in progress	4,145,919.95	6,962,252.28
VII. AMOUNTS RECEIVABLE WITHIN ONE YEAR	1,631,510,175.38	1,305,115,308.33
A. Trade debtors	291,389,421.84	377,973,140.80
B. Other amounts receivable	1,340,120,753.54	927,142,167.53
VIII. CURRENT INVESTMENTS (note VI)	858,514,852.83	1,129,432,383.00
B. Other investments	858,514,852.83	1,129,432,383.00
IX. CASH AT BANK AND IN HAND	8,110,713.88	11,986,930.24
DEFERRED CHARGES AND ACCRUED INCOME (transitory accounts) (note VII)	457,516,474.54	525,907,215.59
TOTAL ASSETS	**16,135,324,422.80**	**15,625,567,277.06**

LIABILITIES (€)	2004	2003
CAPITAL AND RESERVES	**1,988,598,865.23**	**3,877,274,158.65**
I. CAPITAL (note VIII)	3,057,953,631.28	4,645,041,678.56
A. Issued capital	3,057,953,631.28	4,645,041,678.56
III. REVALUATION SURPLUSES	1,012,271.72	1,012,271.72
IV. RESERVES	399,602,632.79	412,578,165.32
A. Legal reserves	3,444,652.99	3,444,652.59
C. Untaxed reserves	396,157,979.80	409,133,512.73
V. LOSS TO BE CARRIED FORWARD	-1,682,397,722.78	-1,340,126,723.97
VI. CAPITAL SUBSIDIES	212,428,052.22	158,768,767.02
PROVISIONS AND DEFERRED TAXES (note IX)	**1,977,167,418.77**	**2,058,776,927.75**
VII.A. PROVISIONS FOR LIABILITIES AND CHARGES	1,977,167,418.77	2,058,776,927.75
1. Pensions and similar obligations	85,297,399.51	89,498,810.51
3. Provisions for major repair and maintenance work	161,949,603.78	177,145,539.51
4. Other liabilities and charges	1,729,920,415.48	1,792,132,577.73
CREDITORS (note X)	**12,169,558,138.80**	**9,689,516,190.66**
VIII. AMOUNTS PAYABLE AFTER MORE THAN ONE YEAR	6,350,810,635.03	5,343,816,435.90
A. Financial debts		
2. Unsubordinated debentures	2,740,823,782.02	2,930,751,895.75
3. Leasing and other similar obligations	765,743,173.03	744,903,200.89
4. Credit institutions	1,995,874,919.46	787,677,296.01
B. Commercial debts		
1. Suppliers	326,220,698.76	363,791,621.74
D. Other amounts payable	522,148,061.76	508,059,811.87
IX. AMOUNTS PAYABLE WITHIN ONE YEAR	3,679,749,340.70	2,430,274,121.80
A. Current portion of amounts payable after more than 1 year	765,593,285.98	260,133,228.60
B. Financial debts		
1. Credit institutions	12,332.43	12,399.34
2. Other loans	2,036,286,303.31	1,292,851,912.00
C. Trade debts		
1. Suppliers	511,267,356.22	512,667,853.46
D. Advances received on orders in progress	21,587,640.51	18,810,321.64
E. Taxes, remuneration and social security		
1. Taxes	54,390,233.55	33,935,792.54
2. Remuneration and social security	275,282,339.53	271,145,428.89
F. Other amounts payable	15,329,849.17	40,717,185.33
X. ACCRUED CHARGES AND DEFERRED INCOME (transitory accounts) (note VII)	2,138,998,163.07	1,915,425,632.96
TOTAL LIABILITIES	**16,135,324,422.80**	**15,625,567,277.06**

Income Statement

(in EUR)	2004	2003
I. Operating income	**3,628,540,857.74**	**3,719,742,070.45**
A. Turnover	2,210,183,998.19	2,329,404,158.79
B. Variance of stocks of finished goods, work in progress and contracts in progress	-6,547,545.94	-88,730,422.25
C. Own production capitalised	355,623,320.86	341,230,801.55
D. Other operating income (note XII B)	1,069,281,084.63	1,137,837,532.36
II. Operating charges	**3,648,624,399.50**	**3,814,296,046.75**
A. Raw materials, consumables and goods for resale	198,269,759.66	171,561,498.82
1. Purchases	209,574,241.57	205,539,162.03
2. Increase or decrease in stocks	-11,304,481.91	-33,977,663.21
B. Services and other goods	604,367,790.69	712,757,267.65
C. Remuneration, social security and pensions (note XII, C2)	2,505,447,652.74	2,542,875,094.65
D. Depreciations and amounts written off formation expenses and intangible and tangible fixed assets	500,233,383.69	497,776,548.23
E. Depreciation of stocks, orders in progress and trade debtors (note XII, D)	17,915,780.84	45,427,837.88
F. Provisions for liabilities and charges (note XII, C3 and E)	-185,169,806.58	-163,760,735.70
G. Other operating charges (note XII,F)	7,559,838.46	7,658,535.22
Operating profits – Operating losses	**-20,083,541.76**	**-94,553,976.30**
IV. Financial income	**130,977,521.04**	**104,361,328.13**
A. Income from investments	26,669,046.20	9,670,212.18
B. Income from current assets	57,309,545.01	57,151,810.74
C. Other financial income (note XIII, A)	46,998,929.83	37,539,305.21
V. Financial charges	**316,903,748.75**	**247,605,742.07**
A. Interest payable (note XIII, B and C)	288,244,397.15	218,817,638.80
B. Depreciation of current assets other than those included under II E. (note XII D)	1,719,524.03	10,579,052.13
C. Other financial charges	26,939,827.57	18,209,051.14
VI Operating profit before taxes		
Operating loss before taxes	**-206,009,769.47**	**-237,798,390.24**
VII. Extraordinary income	**368,724,067.44**	**127,149,121.70**
A. Amounts written back on depreciation and other amounts written off intangible and tangible fixed assets	6,936,151.20	10,647,987.05
B. Amounts written back on financial assets	36,697,328.23	38,472,181.45
C. Amounts written back on provisions for extraordinary charges	3,837,579.46	6,708,121.00
D. Profits on disposal of fixed assets	236,996,615.15	49,064,635.40
E. Other extraordinary income (note XIV, A)	84,256,393.40	22,256,196.80

(in EUR)		2004	2003
VIII.	**Extraordinary charges**	**512,816,679.21**	**222,640,252.85**
A.	Extraordinary depreciation and amounts written off formation expenses and intangible and tangible fixed assets	31,627,889.74	83,636,892.67
B.	Amounts written off financial assets	339,554,076.65	129,411,988.53
C.	Provisions for extraordinary liabilities and charges	107,397,877.06	5,980,871.14
D.	Losses on disposal of fixed assets	341,512.16	213,744.44
E.	Other extraordinary charges	33,895,323.60	3,396,756.07
IX.	**Profit for the period, before taxes**		
	Loss for the period, before taxes	**-350,102,381.24**	**-333,289,521.39**
XI.	**Profit for the financial year**		**-**
	Loss of the financial year	**-350,102,381.24**	**-333,289,521.39**
XII.	**Withdrawal from untaxed reserves**	**12,975,532.93**	**16,225,155.06**
	Transfer to untaxed reserves		
XIII.	**Profit for the period available for appropriation**		
	Loss brought forward	**-337,126,848.31**	**-317,064,366.33**

Transfers and withdrawals

		2004	2003
A.	**Profit to appropriate/loss to appropriate**	**-1,340,126,723.97**	**-1,340,126,723.97**
1.	Loss brought forward	-337,126,848.31	-317,064,366.33
2.	Loss carried over	-1,340,126,723.97	-1,023,062,357.64
B.	**Deductions from equity capital**		**137,989,809.92**
1.	On capital and share premium accounts		137,989,809.92
2.	On reserves	-	-
C.	**Appropiation to equity capital**	**0.00**	**0.00**
1.	To the legal reserve	0.00	0.00
2.	To other reserves	0.00	0.00
D.	**Result to be carried forward**	**1,682,397,722.78**	**1,340,126,723.97**
2.	Loss to be carried forward	1,682,397,722.78	1,340,126,723.97
F.	**Profits for distribution**	**5,144,150.50**	**137,989,809.92**
1.	Dividends	5,144,150.50	137,989,809.92

Notes to the non-consolidated annual accounts

I Statement of formation expenses (€)	2004
Net carrying value, at the end of preceding period	4,270,092.50
Movements during the period: - Amortisation	-4,270,092.50
Net carrying value, at end of the period	
Of which: costs of issuing initial share capital or increases thereof, loan issue costs and other set-up costs	

II Statement of intangible fixed assets (€)	2004
	Concessions,patents, licences etc.
A. Acquisition cost	
At the end of preceding period	150,238,321.60
Movements during the period:	
- acquisitions, including own production capitalised	21,588,785.60
- written off	-1,644,308.34
At the end of the period	**170,182,798.86**
C. Depreciation and write-downs	
At the end of preceding period	70,329,135.66
Movements during the period:	
- recorded	20,423,702.57
- excess written back	-1,479.16
- written off after transfer and disposal	-1,644,308.34
At the end of the period	**89,107,050.73**
Net carrying value, at end of the period	**81,075,748.13**

III Statement of tangible fixed assets (€)			2004
	Land and buildings	Plant, machinery and equipment	Furniture and rolling stock
A. Acquisition cost			
At the end of preceding period	3,091,316,868.96	8,346,952,723.05	2,536,143,432.65
Movements during the period			
- acquisitions, including own production capitalised	5,880,418.96	734,749.08	
- transfers and disposals	-4,077,643.04	-196,948,637.63	-211,382,535.34
- transfers between items	83,654,397.05	342,289,437.19	163,058,000.86
At the end of the period	**3,176,774,041.93**	**8,493,028,271.69**	**2,487,818,898.17**
B. Revaluation surpluses			
At the end of preceding period		-	1,012,271.72
- recorded		-	-
- written off		-	-
At the end of the period		**-**	**1,012,271.72**
C. Depreciation and write-downs			
At the end of preceding period	656,101,198.38	4,299,286,045.46	1,215,607,493.13
Movements during the period			
- recorded	50,968,614.61	327,294,197.27	77,071,419.09,
- excess written back	-313,976.67	-2,716,275.79	-2,368,836.19
- written off after transfer and disposal	-2,766,822.44	-196,947,449.39	-80,304,913.12
- transfers between items	-2,849,436.36	-2,358,000.55	-15,363,662.05
At the end of the period	**701,139,577.52**	**4,424,558,517.00**	**1,194,641,500.86**
D. Net carrying value, at end of the period	**2,475,634,464.41**	**4,068,469,754.69**	**1,294,189,669.03**

III Statement of tangible fixed assets (€) (continued) **2004**

	Leasing and similar rights	Other tangible fixed assets	Assets under construction advance payments
A. Acquisition cost			
At the end of preceding period	1,113,938,705.97	618,531,596.87	2,553,803,570.93
Movements during the period			
- acquisitions, including own production capitalised		286,468.91	1,558,209,978.95
- transfers and disposals		-108,489,229.71	
- transfers between items	157,430,334.48	181,232,320.37	-927,664,489.95
At the end of the period	**1,271,369,040.45**	**691,561,156.44**	**3,184,349,059.93**
C. Depreciation and write-downs			
At the end of preceding period	346,306,587.92	315,654,014.49	-
Movements during the period			
- recorded	43,560,353.92	12,542,985.97	-
- excess written back	-594,892.57	-940,690.82	-
- written off after transfer and disposal		-50,998,776.27	-
- transfers between items	-28,812,347.77	49,383,446.73	-
At the end of the period	**360,459,701.50**	**325,640,980.10**	**-**
D. Net carrying value, at end of the period	**910,909,338.95**	**365,920,176.34**	**3,184,349,059.93**
Of which: - furniture and rolling stock	910,909,338.95		

IV Statement of financial assets (€) **2004**

	affiliated	**Enterprises linked by participating interests**	**other**
1. Stocks and shares			
A. Acquisition cost			
At the end of preceding period	489,046,882.31	402,659,818.45	259,398.49
Movements during the period			
- acquisitions	61,530,548.56		
- transfers and disposals	-30,699,272.80	-247,893,524.77	
- transfers between items			-6,749.99
At the end of the period	**519,878,158.07**	**154,766,293.68**	**252,648.50**
C. Depreciation and write-downs			
At the end of preceding period			
Movements during the period	183,500,697.77	10,228,504.47	73,926.07
- recorded			
- excess written back	223,025,359.69	1,505,016.28	58,217.21
- Acquisitions from third parties	-377,411.61	-424,315.92	-638.73
- written off after transfer and disposal	-471.24		
At the end of the period	**406,148,174.61**	**11,309,204.83**	**131,504.55**
D. Amounts not called			
At the end of preceding period	2,664,000.00	113,554,795.68	
Movements during the period	-	-1,504,861.74	
At the end of the period	2,664,000.00	112,049,933.94	
Net carrying value, at end of the period	**111,065,983.46**	**31,407,154.91**	**121,143.95**

IV Statement of financial assets (€) (continued)

2004

	Enterprises affiliated	Enterprises linked by participating interests	Enterprises other
2. Amounts receivable			
At the end of preceding period	26,219,200.84		594,530.28
Movements during the period			
- additions	152,170,521.50		7,306.46
- repayments	-41,600,000.00		-48,053.07
- recorded write-downs	-114,965,483.47		
- write-downs written back	35,894,961.97		
- other	30,717,793.20		-12,395.00
Net carrying value, at end of the period	**27,001,407.64**		**541,388.67**
Accumulated write-downs on amounts receivable at end of period	**194,651,452.34**		

V A. Affiliated enterprises, other enterprises linked by participating interests and other financial assets

List of enterprises in which the company has a participating interest as defined by the Royal Decree of 8 October 1976, and other enterprises in which it holds rights representing at least 10 % of their issued capital

2004

	Rights in the company Number	held directly %	held by subsidiaries %
Infrabel SA Bruxelles		100.00	
SNCB Bruxelles		100.00	
Rheinkraft International GmbH Duisburg (D)		100.00	
Adoroda Amsterdam (NL)	9,064	100.00	
E1/France BV - Zwijndrecht (NL)	120	100.00	
ABX Logistics Group SA Bruxelles	1,499	99.93	
ABX Logistics Worldwide NV Brussel	22,231	100.00	
ABX LOGISITCS EUROCARGO (FRANCE) SAS FRANCE		100.00	
WONINGKREDIET VOOR SPOORMANNEN NV BRUSSEL	9,997	99.97	
Eurostation NV Brussel	2,999	99.97	0.03
Syntigo NV Brussel	1,124	99.91	0.09
Vastgoedmaatschapij Frankrijkstraat NV Brussel	1,296	99.54	
Railtour NV Brussel	5,689	95.44	
Inter Ferry Boats NV Berchem	108,118	89.03	
Transurb Technirail NV Brussel	2,200	88.00	
ABX Logistics (France) Roubaix	91,365	75.04	24.96
Tuc Rail NV Brussel	600	75.00	25.00
Euro Liège TGV NV Liège	1,575	75.00	
Creosoteer Centrum Brussel NV Brussel	30,600	51.00	
Railtour TO NV Brussel	510	51.00	49.00
Publifer NV Brussel	650	50.00	
Thalys International SCRL Bruxelles	29	29.00	1.00
EWIV Euratel Wien (A)	1	10.00	
Eurostar Group Ltd London (GB)		5.00	
ESV Eurail group (L)		3.28	
Haeger & Schmidt International GmbH Duisburg			100.00
Rail-Web BV Rotterdam (NL)			100.00

V A. Affiliated enterprises, other enterprises linked by participating interests and other financial assets

		Rights in the company 2004	
		held directly	held by subsidiaries
	Number	%	%
Instruction NV Brussel			100.00
Immo Instruction NV Brussel			100.00
Societatea Comerciala "Inginerie Pentru Transporturi Urbane Si Feroviare" SA Bucuresti (Romania)			100.00
Transurb-Tuc Rail Association Momentanée Brussel			100.00
THL Container Line Ltd. Hong Kong - China			100.00
ABX Logistics Air & Sea Worldwide NV Brussel			100.00
ABX Logistics (Belgium) NV Brussel			100.00
ABX Logistics (Hong Kong) Ltd Hong Kong			100.00
ABX Logistics (Malaysia) Sdn.Bhd Selangor			100.00
ABX Logistics (Singapore) Pte.Ltd Singapore			100.00
ABX Holding (Thailand) Co. Ltd Bangkok			100.00
ABX Logistics (Thailand) Ltd. Bangkok			100.00
ABX Logistics (Shanghai) C° Ltd Shanghai (China)			100.00
ABX Transport & Logistics Gmbh Duisburg			100.00
ABX Logistics Holding (Nederland) BV Zwijndrecht			100.00
PT ABX Logistics Indonesia Jakarta			100.00
ABX Russie			100.00
ABX Logistics (UK) Ltd London			100.00
Saima Avandero Hong Kong Ltd			100.00
ABX Logistics (Basildon) London			100.00
ABX Logistics Safety First GmbH Frankfurt-Main (D)			100.00
ABX Logistics International (Deutschland) GmbH Kelsterbach		100.00	
ABX Logistics (Taiwan) Ltd. Sea & Air Freight Taipei (Taiwan)		100.00	
ABX Logistics (Espana) SA Barcelona			100.00
ABX Logistics (Americas) Inc. Atlanta GA (USA)			100.00
ABX Logistics (USA) Inc. Atlanta			100.00
ABX Logistics (Canada) Inc. Mississauga, Ont.			100.00
ABX Logistics (Argentina) Ltda Buenos Aires			100.00
ABX Logistics (Chile) Ltda Santiago de Chile			100.00
ABX Logistics Beteiligungsgesellschaft mbH Duisburg			100.00
COLLICO Verpackungslogistik und Service GmbH Duisburg		100.00	
ABX Contract Logistics GmbH Duisburg			100.00
Kersten Hunik (N.I.) Ltd London			100.00
ABX Logistics International (Nederland) BV Schiphol			100.00
ABX Logistics (Nederland) BV Zwijndrecht			100.00
VTS Beheer BV Amsterdam			100.00
ABX Logistics Domestic (Nederland) BV Amsterdam			100.00
Kersten Continental Uniload BV Zwijndrecht			100.00
ABX Logistics Ireland Ltd. Dublin			100.00
Bluebell Transport Ltd Dublin			100,00
Kersten Hunik (Ireland) Ltd Dublin			100.00
Messaggerie Trasporti Nazionali SpA Carpi (I)			100.00
Saves Srl Bologna (I)			100.00
Logitex Srl Biella (I)			100.00
Saima Servizi SpA Limito Di Pioltello (I)			100.00
ABX Logistics/Saima SA Balerna (I)			100.00

V A. Affiliated enterprises, other enterprises linked by participating interests and other financial assets

2004

	Rights in the company		
		held directly	held by subsidiaries
	Number	%	%
Tast Cavalli Trasporti Internazionali Srl Milano (I)			100.00
Saima Avandero Inc. New York (USA)			100.00
ABX Logistics (Austria) GmbH Arnoldstein			100.00
ABX Logistics Portugal (Eurofrete Logistica) Leça Palmeira			100.00
Lacombe Transports. Intern. Barberaz Chambery (F)			100.00
Mitjavile Libourne (F)			100.00
E1 Logistics BV Rotterdam			100.00
Saima Avandero NV Brussel			100.00
ABX Logistics Air & Sea (France) Roissy			100.00
Transurb Finance SA Luxembourg			100.00
Transurb Consult (Argentina) Sa Buenos Aires			100.00
Transurb Gabon SA Libreville			100.00
Transurb Technical Assistance			100.00
Transurb International (Moscou)			100.00
Transurb Consult (Malaysia) SDN BHD Kuala Lumpur			99.99
Euro Immo Star NV Brussel			99.98
Woodprotect Belgium NV Gent			99.89
Rail Infra Logistics NV Berchem			99.93
Saima Avandero SpA Limito Di Pioltello			98.93
ENKOMION Grundstückverwaltungsgesellschaft			94.00
Magenta Grundstückverwaltungsgesellschaft			94.00
Grundbesitz GmbH & Co. Bravo Uniform KG Oststeinbeck (D)			94.00
ABX LOGISTICS DEUTSCHLAND GMBH DUISBURG			100.00
Kreas Grundstückverwaltungsgesellschaft mbH u. Co. Mainz (D)			94.00
Sicilia Distribuzione Merci Srl Palermo (I)			90.00
Kabyle Grundstücksverwaltungsgesellschaft Mbh Mainz			90.00
Lias Grundstücksverwaltungsgesellschaft mbH & Co. Mainz			90.00
Limonit Grundstüksverwaltungsgeselschaft mbH & Co. Mainz			90.00
Kithora Grundstücksverwaltungsgesellschaft mbH Mainz			90.00
Dry Port Dunkerque Loon-Plage (F)			89.76
ABX Pan-Globe Logistics Inc. Manila/Philippines			85.69
ABX - Hae Young Korea Ltd Seoul			85.00
Textil-Aufbereitung Weser-Nord GmbH Bremerhaven (D)			100.00
ABX Logistics (Bangladesh) Ltd. Dhaka			75.00
POP Verwaltungsgesellschaft für Prozesslogistik mbH Stuttgart (D)			64.00
POP Gesellschaft für Prozesslogistik mbH & Co. KG Stuttgart			64.00
RKE NV Antwerpen			61.46
Best Logistics Sp.Zo.o Pologne			60.00
Unilog NV Muizen			55.00
ABX Logistics (MEXICO) Mexico City			51.00
MGM Lines Srl Limito Di Pioltello			51.00
ABX Logistics Japan Ltd. Osaka			50.92
CNC Ferry-Boats Intermodal NV Brussel			50.00
BENE Rail International NV Brussel			50.00
NV Hasselt Stationsomgeving Hasselt			50.00
EESV IV-Infra/Tuc Rail Papendrecht (NL)			50.00
Short Sea Terminal Dunkirk Loon-Plage			50.00
Coil Terminal SA Antwerpen			50.00
Immobiliare M.E. Carpi Srl Modena (I)			50.00
Immobiliare M.E. Bologna Srl Modena			50.00
Saima Caspian Kazakhstan			50.00

V A. Affiliated enterprises, other enterprises linked by participating interests and other financial assets

2004

	Rights in the company		
		held directly	held by subsidiaries
	Number	**%**	**%**
Rapido Horse Services (UK) Limited New Market-Suffolk			50.00
Jiangxi Chinesisch-Deutsche Gesellschaft mbH Duisburg			50.00
ESV Cigogne-Shuttle Dendermonde			33.33
Sitra BV Rotterdam			48.98
Transport Route Wagon NV Brussel	9,454	46.93	0.65
Sea-Rail NV Gent	3,500	35.00	
IC West SA Luxembourg	35	35.00	
Prisme GIE Paris			33.33
SCT Noord NV Antwerpen	3,300	33.00	
I.C.R.R.Ltd Winchester (GB)	150	14.99	
European Bulk Terminals NV Gent	852	14.07	
ICF CV Brussel	165,509	11.52	
Dry Port Mouscron-Lille International SA Mouscron	804	9.21	14.75
Eurofima Basel (CH)	25,480	9.80	
France Air Groupage Roissy			50.00
Ile de France Transports Noisy-le-Sec (F)			50.00
NV Anneis - Antwerpen			49.05
CTS-Saima Avandero Intern. Cargo Transportation Beijing (China)			49.00
Liège Logistics Intermodal (L.L.I.) Grace Hollogne			45.12
Nationwide Clearing & Forwarding Limited Lagos (Nigeria)			40.00
Saima Nigeria Ltd Lagos			40.00
ABX Logistics (Australia) Pty.Ltd Melbourne			35.00
N.F.T.I. O.U. Loon-Plage			30.00
IFB Service Center Berchem			30.00
Affrètements Van Reeth Sarl Paris			26.00
FCL Logistik Verwaltungs GmbH Bremen			25,00
FCL Logistik GmbH & Co. KG Bremen			25.00
Flandre Express Frétin (F)			25.00
Gestione Magazzini Abbigliamento Srl Bologna/Argelato			25.00
EESV C.A. NEN Brussel			25.00
Terminal Athus SA Athus			24.90
AB Travel Srl Milano			20.00
ABX Logistics Egypt Cairo			20.00
Spedizionieri Toscani			18.00
Charleroi Dry Port SA Charleroi			14.29
S.G.I.D.			11.10
Air Terminal Handling			10.00
SGT			10.00
Hit Rail BV Almere	240	8.00	
Frigosuisse Immobilien AG Basel	100	7.69	
Brussel-Zuid NV Brussel	45	7.50	
Bureau Central de Clearing CVBA Brussel	10	6.62	
City Logistics			9.09
Etoile Centrale Est Sarl			8.33
Interpol			7.00
Cemat Spa Roma			6.65
Bitlar SC Rekkem			5.13
Rheinische Silogemeinschaft AG Dintikon			4.50
DIHS-Dakosy Interessengemeinschaft Hamburger Sped. Hamburg			3.85
Sogafro			3.85
SCIRF 1			3.50

V A. Affiliated enterprises, other enterprises linked by participating interests and other financial assets

	Rights in the company		
	held directly		held by subsidiaries
	Number	%	%
			2004
Compagnie Nouvelle de Conteneurs Vincennes			3.47
Gare ONCF Casa Voyageurs Casablanca			3.25
Interessengem. Datenbank Spedition GmbH Bremen			2.49
Semicrof			2.02
Entwicklungsgesellschaft Güterverkherszentrum mbH Osnabrück			1.85
GVZ- Entwicklungsgesellschaft Bremen mbH Bremen			1.59
Kon. Verbond der Beheerders van Goederenstromen Antwerpen			1.10
Transcontainer-Universal GmbH & Co Bremen			1.01
Novatrans Paris			1.00
Groupement des Industries du Transport & du Tourisme			0.88
SCI du 75 rue de Clichy			0.87
Sace & Cerrione			0.44
Kombiverkehr Deutsche Ges. F. Kombinierten Güterverkehr mbH Frankfurt am Main			0.22
Fournitures & matériel de déménagement			0.26
Sea Park SA Zeebrugge			0.10
Hupac SA Chiasso			0.08
Bremer Lagerhaus. AG Bremen			0.02
SA d'HLM "Tradition & Progrès"			0,02
Soc. D'HLM "La Lutèce"			0.01
O.G.I.F.			0.01
SCI Bagneux La Madeleine			
Wico			
Banque Populaire			
Seagha			

V B. Enterprises for which the company has unlimited liability in its capacity of fully liable partner or member

EWIV Euratel Wien

GEIE Eurail group Luxembourg

VI Short-term investments, other investments (€)	2004	2003
Shares	**6,749.99**	**25,811.01**
Carrying value increased with amounts not called	6,749.99	25,811.01
Fixed-income securities	**125,984,986.85**	**186,844,000.87**
of which issued by financial institutions	125,984,986.85	186,844,000.87
Term deposits with financial institutions	**687,614,383.27**	**776,174,963.26**
- more than one month and within one year	15,843,271.78	33,111,608.41
- more than one year	671,771,111.49	743,063,354.85
Other investments than the above-mentioned	**44,908,732.72**	**166,387,607.86**

VII Deferred charges and accrued income (€)

	2004
Cost to transfer and proceeds to record on alternative financing operations	**414,853,006.60**
Pensions and salaries paid in advance	30,235,079.31

VIII Statement of capital

		2004	
		Amounts in EUR	**Number of shares**
A.	**Capital**		
	1. Issued capital		
	At the end of preceding period	4,645,041,678.56	
	Movements during the period:		
	- newly issued	1,511,581,012.39	487,816,215
	- amortisation of capital	-3,098,669,059.67	-1,000,000,000
	At the end of the period	**3,057,953,631.28**	
	2. Structure of the capital		
	2.1 Categories of shares		
	- ordinary shares of € 2,478,935.25	827,355,817.21	333,754,509
	- ordinary shares of € 3,098,669.06	2,230,597,814.07	719,856,742
	- dividend shares		20,000,000
	2.2 Registered or bearer shares		
	- registered shares		1,063,611,251
	- bearer shares		10,000,000
C.	**Shares held by daughter companies**	-	-

G. Shareholder structure of the company at the closing date of its accounts 2004

	% of capital fully paid up	Voting rights
Belgian State		
- directly	100	99.96
Private shareholders	-	0.04

IX Provisions for other liabilities and charges (€)

	2004
Act of 20/12/95 and implementation decrees, modernisation fund	1,089,621,339.53
Environmental cost due to operations	165,929,260.00
Comfort letters	55,164,658.18
Industrial accidents	50,000,000.00

X. Statement of amounts payable (€)

2004

	AMOUNTS PAYABLE within 1 years	after more than one but less than 5 years	after more than 5 years
A. Breakdown of amounts originally payable after more than one year in terms of residual duration			
Financial debts	**728,019,925.36**	**1,500,255,648.96**	**4,002,186,225.55**
2. Unsubordinated debentures	448,338,230.00	659,029,203.00	2,081,794,579.02
3. Leasing and other similar obligations	101,734,635.75	201,833,117.26	563,910,055.77
4. Credit institutions	177,947,059.61	639,393,328.70	1,356,481,590.76
Commercial debts	**37,570,922.98**	**241,140,025.28**	**85,080,673.48**
1. Suppliers	37,570,922.98	241,140,025.28	85,080,673.48
Other amounts payable	**2,437.64**	**417,134.71**	**521,730,927.05**
Total	**765,593,285.98**	**1,741,812,808.95**	**4,608,997,826.08**

B. Guaranteed debts	**2004** Debts (or parts of debts covered by Belgian government institutions)
Financial debts	**2,797,146,453.52**
2. Unsubordinated debentures	34,829,040.23
3. Leasing and other similar obligations	867,477,808.78
4. Credit institutions	1,894,839,604.51
Commercial debts	**363,791,621.74**
1. Suppliers	363,791,621.74
Total	**3,160,938,075.26**

C. Taxes, remuneration and social security	***2004***
1. Taxes:	
a) taxes payable	426,298.39
b) taxes not yet payable	53,963,935.16
2. Remuneration and social security	
b) other debts relating to remuneration and social security	275,282,339.53

XI Accrued charges and deferred income (in EUR)

	2004
Cost to record and proceeds to transfer with regard to alternative financing operations	1,823,610,624.86
Pre-received swaps	94,314,883.52
Conversion differences	55,749,818.47
Cutt Off	47,274,699.71

XII	Operating results (in EUR)	2004	2003
B.	**Other operating income**	**1,069,281,084.63**	
	of which: operating grants and government compensations collected	521,704,804.72	516,200,932.66
C.	**1.Workers recorded in the staff register**		
	a) Total number at closing date	1,406	2,272
	Average number calculated in full-time equivalents	1,419.3	2,265.90
	c) Number of effectively worked hours	2,180,748	3,416,348
C.2.	**Personnel charges**		
	a) Remunerations and direct social benefits	1,490,521,098.87	1,508,320,580.82
	b) Employer's contributions for social security	203,323,490.57	215,057,271.21
	c) Employer's premiums for extra legal insurances	1,275,626.81	997,030.42
	d) Other personnel charges	41,899,544.46	41,033,879.75
	e) Pensions – Early retirements	768,427,892.03	777,466,332.45
		2,505,447,652.74	2,542,875,094.65
C.3.	**Provisions for pensions**		
	Allocations (+) and (-)	-4,201,411	-3,176,959.36
D.	**Depreciations**		
	1. On stocks and contracts in progress		
	- recorded	15,859,166.48	17,200,848.84
	- written back	-6,767,112.49	-12,344,129.26
	2. On trade debts		
	- recorded	26,564,879.39	49,394,298.68
	- written back	-17,741,152.54	-8,823,180.38
E.	**Provisions for liabilities and charges**		
	Training	67,828,569.11	76,107,359.81
	Allocations	-252,998,375.69	-239,868,095.51
F.	**Other operating costs**		
	Taxes and charges on activities	2,066,721.13	2,405,675.83
	Other	5,493,117.33	5,252,859.39
G.	**Temps and staff made available to the company**		
	1. Total number at closing date	25	406
	2. Average number full time and similar	5.5	146.0
	Effective number of hours worked	7,986	218,132
	Costs to the company	157,841.09	4,467,291.67

XIII Financial results (in EUR)

	2004	2003
A. Other financial income		
Subsidies received from public authorities and credited to the income statement		
. Capital subsidies	10,781,760.71	10,606,090.76
. Interest subsidies	20,980,785.39	7,458,215.52
Detail of other financial income – where material:		
. Conversion and exchange differences	0.00	7,037,741.92
. Miscellaneous	0.00	11,255,371.91
B. Amortization of loan issue costs and repayment premiums	4,270,092.50	754,187.74
C. Capitalized interests and financial charges	25,541,531.29	31,290,560.24
D. Write-downs on current assets		
recorded	6,611,881.06	1,184,185.63
written back	-4,892,357.03	-1,918.56
E. Other financial charges		
Detail of other financial income – where material:		
. Conversion and exchange differences	14,042,034.29	5,474,076.20
. Miscellaneous	12,884,482.27	12,734,974.94

XIV XIV Extraordinary results (EUR)

	2004
A. Other extraordinary income (where material)	
- Extraordinary income resulting from fusion by absorption	58,654,706.41
- Spreading of the surplus resulting from alternative financing operations	15,228,609.09
- Corrections to the inventory	6,901,636.95
B. Other extraordinary charges	
- ABX	21,414,566.56

XV Income Tax (EUR)

	2004
D. Sources of deferred taxes	
1. Latent assets	4,178,602,915.21
- Accumulated tax losses, deductible from future taxable profits	3,820,874,365.68
- Deduction for investments	357,728,549.53
2. Latent liabilities	609,598,303.74
- Available reserves	396,157,979.80
- *Surplus on revaluation*	1,012,271.72
- Capital subsidies	212,428,052.22

XVI VAT and taxes payable by third parties (EUR)

	2004	2003
A. Value added taxes, posted:		
1. to the company	482,773,806.05	638,466,086.02
2. by the company	504,162,300.69	714,487,444.45
B. Amounts withheld payable by third parties for		
1. Income tax deducted at the source	519,555,755.39	520,431,939.56

XVII Off-balance sheet rights and commitments (in EUR)

	2004
Personal securities laid down by the company or irrevocably affirmed as guarantees for debts or third-party commitments	232,618,066.07
Real securities laid down by the company or irrevocably affirmed on its own assets as guarantee for debts and commitments of the company:	
- Pledge on other assets – carrying value of the pledged assets	1,476,630,421.05
Goods and values held by third parties on their own behalf but to the benefit and at peril of the company – off-balance:	
- Investments made with respect to alternative financing commitments	2,013,455,053.84
- Parts HST and loco 13 abroad	5,247,864.30
Significant commitments to acquire fixed assets	
- Tangible fixed assets	919,539,270.00
Forward transactions	
- Goods purchased (to be received)	10,882,104.91
- Currencies purchased (to be received)	5,734,711,058.93
- Foreign currency sold (for delivery)	5,734,711,058.93
Significant litigation and other significant commitments (EUR thousand)	
- IRS contract	8,090,014,333.54
- Guarantees laid down by third parties on behalf of the company	4,186,897,676.52
- Rentals	1,485,823,401.73
- Credit lines	3,516,206,024.92
- Long-term rights of use of tangible fixed assets	1,428,140,788,43
- Commitments of the State towards SNCB	16,833,588.60
- stocks and goods received in consignment	33,845,783.33
- Service and other goods	89,949,917.42

XVIII Relations with affiliated enterprises and other enterprises linked by participating interests (in EUR)

	Affiliated enterprises		Companies linked by participation	
	2004	2003	2004	2003
1. Financial assets	138,067,391.10	329,101,385.38	31,407,154.91	278,876,518.30
- participating interests	111,065,983.46	302,882,184.54	31,407,154.91	278,876,518.30
- amounts receivable	27,001,407.64	26,219,200.84		
2. Amounts receivable	32,923,874.89	80,601,264.45	12,865,446.81	14,533,716.43
- after more than one year	32,923,874.89	80,601,264.45	12,865,446.81	14,533,716.43
3. Investments	44,903,087.71	145,805,205.03		
- shares	6,749.99	0.00		
- amounts receivable	44,896,337.72	145,805,205.03		
4. Amounts payable	82,584,173.04	104,600,311.69	1,070,724,896.95	1,124,836,669.36
- after more than one year			995,794,057.43	1,070,163,687.45
- within one year	82,584,173.04	104,600,311.69	74,930,839.52	54,672,981.91
5. Other significant financial commitments	8,530,795.12	11,030,795.12		
6. Financial results				
Income:				
Financial assets	25,301,276.91	7,745,965.61		
Current assets	8,036,014.17	6,518,980.20		
Cost of debts	261,613.26	214,071.37		
Other financial charges	84.49	52,933.03		
7. Write-off of fixed assets				
Capital gains realised	759,900.94	21,131,687.32		
	311,029.77			

XIX Financial relations, with directors and executives, individuals or legal persons who control the company directly or indirectly but who are no affiliated enterprises or enterprises controlled directly or indirectly by these persons (EUR)

	2004	2003
3. Other significant commitments undertaken in their favour	-	7,568.53
4. Direct and indirect remuneration and pensions charged to the income statement insofar as this disclosure does not exclusively or mainly relate to a single identifiable individual: to directors and managers	985,447.97	1,116,579.89

Staffing statement

I STATEMENT OF PERSONS EMPLOYED

A. EMPLOYEES ON PAYROLL

1. During current period and previous period	2004 Full-time	2004 Part-time	2004 Total (T) or total in full-time equivalents (FTE)	2003 Total (T) ortotal in full-time equivalents (FTE)
Average number of employees	1,302.3	152.9	1,419.3,(ETP)	2,265.9,(ETP)
Effective number of hours worked	1,959,669	221,079	2,180,748,(T)	3,416,348,(T)
Personnel expenses (EUR)	56,911,087.12	4,852,920.71	61,764,007.83(T)	95,647,551.51,(T)
Benefits paid over and above wage (EUR)	-	-	542,148.49,(T)	844,396.65,(T)

2. At the end of the current period	2004 Full-time	2004 Part-time	2004 Total in full-time equivalents
a. Number of employees on payroll	1,235	171	1,367.2
b. By type of contract of employment			
Unlimited contract	1,235	168	1,365.1
Limited contract		3	2.1
c. By gender			
Men	892	70	947.0
Women	343	101	420.2
d. By professional category			
Managerial staff	11	1	11.1
Clerical staff	839	130	939.1
Manual staff	383	40	415.0
Other	2		2.0

B. TEMPORARY STAFF AND PERSONS ON SECONDMENT TO THE COMPANY

During the current period	Temporary staff to the	People available company
Average number of staff employed	3.0	1.9
Effective number of hours worked	5,230	2,756
Cost to the company (EUR)	94,931.25	62,909.84

II TABLE OF STAFF TURNOVER DURING THE CURRENT PERIOD

	2004 Full-time	2004 Part-time equivalents	2004 Total in full-time
a. Number of employees on payroll during the current year	81	2	81.5
b. By type of contract of employment			
Unlimited contract	81	1	81.1
Limited contract		1	0.4

II TABLE OF STAFF TURNOVER DURING THE CURRENT PERIOD (continued)

				2004
		Full-time	Part-time	Total in full-time equivalents
c. By gender and educational level				
Men:	primary school			
	secondary school	36		36.6
	higher education (non-university)	4		4.0
	university	3		3.5
Women:	primary school			
	secondary school	32		32.0
	higher education (non-university)	3		3.0
	university	3		3.0
B. Departures				
a. Number of employees whose contract of employment was due to terminate and was recorded on payroll during the current year	878	71	927.6	
b. By type of contract of employment				
Unlimited contract	809	70	858.1	
Limited contract	69	1	69.5	
c. By gender and educational level				
Men:	primary school	342	13	350.6
	secondary school	232	6	236.0
	higher education (non-university)	44	2	45.7
	university	57	2	58.6
Women:	primary school	29	3	31.2
	secondary school	122	35	146.0
higher education (non-university)		38	10	45.5
university		14		14.0
d. By type of termination of the contract				
Retirement				
Dismissal		17	6	21.7
Other reasons		861	65	905.9

IV DETAILS OF TRAINING PROVIDED FOR EMPLOYEES DURING THE CURRENT PERIOD

	Number of workers concerned	Number of training hours provided	Cost to the company (EUR)
Total training initiatives paid for by the employer			
Men	582	31,050	1,463,822.04
Women	150	17,686	842,803.03

V INFORMATION REGARDING THE ACTIVITIES FOR TRAINING, COACHING OR TUTORING GIVEN BY THE EMPLOYERS IN ACCORDANCE WITH THE ACT OF 5 SEPTEMBER 2001 FOR THE IMPROVEMENT OF THE EMPLOYMENT LEVEL OF THE STAFF

None

Balance sheet 31/12/2004 per activity sector

(in EUR)

	Assets	Passengers domestic	Infrastructure management	Passengers international	Freight traffic with wagon loads
	FIXED ASSETS	**1,733,832,765.53**	**9,113,474,494.03**	**295,341,181.49**	**475,557,412.33**
I.	FORMATION EXPENSES				
II.	INTANGIBLE FIXED ASSETS		1,456,569.18	439,143.82	
III.	TANGIBLE FIXED ASSETS	1,718,812,480.69	9,040,514,756.43	282,749,353.05	438,195,464.64
A.	Land and buildings	21,725,569.51	2,168,848,982.85	35,195,212.68	5,488,378.25
B.	Plant, machinery and equipment	30,228,978.79	3,730,738,618.66	3,145,031.76	1,099,807.58
C.	Furniture and rolling stock	946,835,448.90	21,543,238.10	153,095,090.03	158,531,042.33
D.	Leasing and similar rights	580,471,796.93	3,534,227.30	74,377,404.78	247,580,255.23
E.	Other tangible fixed assets	31,634,997.38	318,199,626.14	3,722,345.91	3,510,909.39
F.	Assets under construction and advance payments	107,915,689.18	2,797,650,063.38	13,214,267.89	21,985,071.86
IV.	FINANCIAL ASSETS	15,020,284.84	71,503,168.42	12,152,684.62	37,361,947.69
A.	Affiliated enterprises				
	1. Participating interests	13,445,212.13	63,335,665.04	11,439,363.01	17,569,051.31
	2. Amounts receivable	1,573,830.00	8,161,380.00	712,545.00	652,245.00
B.	Enterprises linked by participating interests				
	1. Participating interests			213.98	19,136,963.32
C.	Other financial assets				
	1. Shares	1,242.71	5,615.20	562.63	3,688.06
	2. Amounts receivable and cash guarantees		508.18		
	CURRENT ASSETS	**86,741,580.38**	**150,940,038.66**	**35,792,698.90**	**122,637,808.35**
V.	**AMOUNTS RECEIVABLE AFTER MORE THAN ONE YEAR**	**9.05**	**3,713.24**	**5.81**	**1.00**
A.	Trade debtors	9.05	3,713.24	5.81	1.00
B.	Other amounts receivable				
VI.	STOCKS AND CONTRACTS IN PROGRESS	1,930,398.30	135,961,358.14	718,842.38	310,205.44
A.	Stocks				
	1. Raw materials and consumables	1,910,836.71	122,092,201.90	379,756.26	308,034.91
	2. Work in progress		12,748,456.19		
	3. Finished goods				
	4. Goods purchased for re-sale			326,518.47	
B.	Contracts in progress	19,561.59	1,120,700.05	12,567.65	2,170.53
VII.	AMOUNTS RECEIVABLE WITHIN ONE YEAR	84,099,115.29	13,008,738.26	35,035,856.96	122,311,105.06
A.	Trade debtors	84,093,246.66	12,388,005.86	35,031,994.95	122,279,501.57
B.	Other amounts receivable	5,868.63	620,732.40	3,862.01	31,603.49
VIII.	SHORT-TERM INVESTMENTS				
B.	Other investments				
IX.	CASH AT BANK AND IN HAND				
X.	ACCRUED CHARGES AND DEFERRED INCOME	712,057.74	1,966,229.02	37,993.75	16,496.85
	TOTAL ASSETS	**1,820,574,345.91**	**9,264,414,532.69**	**331,133,880.39**	**598,195,220.68**

	Assets	ABX	Support services	total SNCB
I.	FORMATION EXPENSES			
II.	INTANGIBLE FIXED ASSETS		79,180,035.13	81,075,748.13
III.	TANGIBLE FIXED ASSETS		819,200,408.54	12,299,472,463.35
A.	Land and buildings		244,376,321.12	2,475,634,464.41
B.	Plant, machinery and equipment		303,257,317.90	4,068,469,754.69
C.	Furniture and rolling stock		14,184,849.67	1,294,189,669.03
D.	Leasing and similar rights		4,945,654.71	910,909,338.95
E.	Other tangible fixed assets		8,852,297.52	365,920,176.34
F.	Assets under construction and advance payments		243,583,967.62	3,184,349,059.93
IV.	FINANCIAL ASSETS		34,098,993.06	170,137,078.63
A.	Affiliated enterprises			
	1. Participating interests		5,276,691.97	111,065,983.46
	2. Amounts receivable		15,901,407.64	27,001,407.64
B.	Enterprises linked by participating interests			
	1. Participating interests		12,269,977.61	31,407,154.91
C.	Other financial assets			
	1. Shares		110,035.35	121,143.95
	2. Amounts receivable and cash guarantees		540,880.49	541,388.67
	CURRENT ASSERTS	**834 712,63**	**3 187 692 293,77**	**3 584 639 132,69**
V.	AMOUNTS RECEIVABLE AFTER MORE THAN 1 YEAR		298,220,631.78	298,224,360.88
A.	Trade debtors		25.34	3,754.44
B.	Other amounts receivable		298,220,606.44	298,220,606.44
VI.	STOCKS AND CONTRACTS IN PROGRESS		191,841,750.92	330,762,555.18
A.	Stocks			
	1. Raw materials and consumables		182,658,429.58	307,349,259.36
	2. Work in progress		5,807,639.07	18,556,095.26
	3. Finished goods		232,415.02	232,415.02
	4. Goods purchased for re-sale		152,347.12	478,865.59
B.	Contracts in progress		2,990,920.13	4,145,919.95
VII.	AMOUNTS RECEIVABLE WITHIN 1 YEAR	834,712.63	1,376,220,647.18	1,631,510,175.38
A.	Trade debtors	299,493.18	37,297,179.62	291,389,421.84
B.	Other amounts receivable	535,219.45	1,338,923,467.56	1,340,120,753.54
VIII.	SHORT-TERM INVESTMENTS		858,514,852.83	858,514,852.83
B.	Other investments		858,514,852.83	858,514,852.83
IX.	CASH AT BANK AND IN HAND		8,110,713.88	8,110,713.88
X.	ACCRUED CHARGES AND DEFERRED INCOME		454,783,697.18	457,516,474.54
	TOTAL ASSETS	**834,712.63**	**4,120,171,730.50**	**16,135,324,422.80**

	Liabilities	Pasengers national	Infrastructure management	Passengers international	Freight traffic with wagon loads
	CAPITAL AND RESERVES	**14,471,749.04**	**178,267,909.32**	**2,680,590.21**	**462,959.08**
I.	CAPITAL				
III.	REVALUATION SURPLUSES				
V.	RESERVES				
V.	LOSS TO BE CARRIED FORWARD				
VI.	CAPITAL SUBSIDIES	14,471,749.04	178,267,909.32	2,680,590.21	462,959.08
	PROVISIONS AND DEFERRED TAXATION	**109,643,889.66**	**123,775,003.40**	**68,279,568.16**	**99,511,282.54**
VII. A.	PROVISIONS FOR LIABILITIES AND CHARGES	109,643,889.66	123,775,003.40	68,279,568.16	99,511,282.54
	1. Pensions and similar obligations				
	3. Provisions for major repair and maintenance work	79,905,757.06		11,109,619.81	70,934,226.91
	4. Other liabilities and charges	29,738,132.60	123,775,003.40,	57,169,948.35	28,577,055.64
	DEBTS	**670,447,094.96**	**5,427,771,503.18**	**801,415,058.84**	**943,867,189.50**
VIII.	AMOUNTS PAYABLE AFTER MORE THAN ONE YEAR	356,007,989.29	3,428,598,810.94	509,526,117.58	605,108,217.79
IX.	AMOUNTS PAYABLE WITHIN ONE YEAR	215,912,672.83	1,916,972,181.20	271,375,730.56	320,536,462.96
X.	ACCRUED CHARGES AND DEFERRED INCOME	98,526,432.84	82,200,511.04	20,513,210.70	18,222,508.75
	TOTAL LIABILITIES	**794,562,733.66**	**5,729,814,415.90**	**872,375,217.21**	**1,043,841,431.12**

	Liabilities	ABX	Support services	total SNCB
	CAPITAL AND RESERVES		**1,792,715,657.58**	**1,988,598,865.23**
I.	CAPITAL		3,057,953,631.28	3,057,953,631.28
III.	REVALUATION SURPLUSES		1,012,271.72	1,012,271.72
IV.	RESERVES		399,602,632.79	399,602,632.79
V.	LOSS TO BE CARRIED FORWARD		-1,682,397,722.78	-1,682,397,722.78
VI.	CAPITAL SUBSIDIES		16,544,844.57	212,428,052.22
	PROVISIONS AND DEFERRED TAXATION	**184,642,363.63**	**1,391,315,311.38**	**1,977,167,418.77**
VII.A.	PROVISIONS FOR LIABILITIES AND CHARGES	184,642,363.63	1,391,315,311.38	1,977,167,418.77
	1. Pensions and similar obligations		85,297,399.51	85,297,399.51
	3. Provisions for major repair and maintenance work			161,949,603.78
	4. Other liabilities and charges	184,642,363.63	1,306,017,911.87	1,729,920,415.48
	AMOUNTS PAYABLE	**916,317,076.97**	**3,409,740,215.35**	**12,169,558,138.80**
VIII.	AMOUNTS PAYABLE AFTER MORE THAN ONE YEAR	603,617,873.62	847,951,625.81	6,350,810,635.03
IX.	AMOUNTS PAYABLE WITHIN ONE YEAR	302,352,860.62	652,599,432.53	3,679,749,340.70
X.	ACCRUED CHARGES AND DEFERRED INCOME	10,346,342.73	1,909,189,157.01	2,138,998,163.07
	TOTAL LIABILITIES	**1,100,959,440.60**	**6,593,771,184.31**	**16,135,324,422.80**

Results 2004 per activity sector

	(in EUR)	Passengers national	Infrastructure management	Passengers international	Full-wagon loads traffic	ABX
I.	**Operating income**	**1,646,510,451.43**	**3,123,971,934.39**	**459,178,468.68**	**722,570,901.77**	**3,176,334.71**
A.	Turnover	1,365,105,074.34	2,213,826,439.48	399,309,504.56	622,704,773.64	3,340,769.88
B.	Variance of stocks of finished goods, work in progress and contracts in progress		-2,709,504.02			
C.	Own production capitalised	22,740,127.70	271,509,900.07	1,631,867.57	7,107,702.31	
D.	Other operating income	258,665,249.39	641,345,098.86	58,237,096.55	92,758,425.82	-164,435.17
II.	**Operating charges**	**1,678,986,362.57**	**2,972,162,085.61**	**486,392,039.66**	**800,852,690.45**	**37,098,454.45**
A.	Raw materials, consumables and goods for resale	3,790,465.86	105,619,186.26	6,576,465.67	3,679,897.80	
B.	Services and other goods	1,246,514,327.29	1,578,306,697.99	335,650,780.16	533,333,378.30	17,900,483.36
	Remunerations, social security and pensions	370,756,402.29	1,001,533,939.75	149,618,356.08	280,188,075.40	4,022,119.25
D.	Depreciations and amounts written off formation expenses and intangible and tangible fixed assets	96,351,929.01	329,555,735.24	27,604,355.19	46,721,364.25	
E.	Depreciation of stocks, orders in progress and trade debtors	3,092,480.32	242,997.76	-4,296,833.43	482,126.96	18,395,009.23
F.	Provisions for liabilities and charges	-42,298,526.50	-46,808,540.69	-29,233,695.38	-63,608,020.49	-3,221,023.51
G.	Other operating costs	779,284.30	3,712,069.30	472,611.37	55,868.23	1,866.12
III.	**Operating profits – Operating losses**	**-32,475,911.14**	**151,809,848.78**	**-27,213,570.98**	**-78,281,788.68**	**-33,922,119.74**
IV.	**Financial income**	**8,408,612.19**	**78,497,785.23**	**10,522,559.81**	**15,171,727.57**	**18,376,836.25**
V.	**Financial charges**	**16,027,946.78**	**220,201,802.07**	**27,249,665.74**	**26,841,146.06**	**26,583,188.10**
	Financial result	**-7,619,334.59**	**-141,704,016.84**	**-16,727,105.94**	**-11,669,418.49**	**-8,206,351.85**
VI.	**Operating profit/loss before taxes**	**-40,095,245.73**	**-10,105,831.94**	**-43,940,676.92**	**-89,951,207.17**	**-42,128,471.59**
VII.	**Extraordinary income**	**39,436,847.03**	**243,041,380.03**	**27,189,972.10**	**27,105,303.37**	**40,968,598.75**
VIII.	**Extraordinary charges**	**23,360,426.83**	**60,162,100.92**	**7,168,136.82**	**14,107,347.26**	**417,036,701.22**
	Extraordinary result	**16,076,420.20**	**182,879,279.11**	**20,021,835.28**	**12,997,956.11**	**-376,068,102.47**
IX.	**Profit/loss for the period, before taxes**	**-24,018,825.53**	**192,985,111.05**	**-23,918,841.64**	**-76,953,251.06**	**-418,196,574.06**

Valuation standards

General concepts and definitions

Acquisition value

Formation expenses are entered into the income statement but may be recorded as assets if they exceed € 250,000. The acquisition value means:

- The acquisition price, comprising next to the purchasing price, also the extra costs such as non-recoverable taxes and transport costs. The acquisition price for the assets acquired through exchange is the market value of the asset(s) given in exchange; if it is not obvious to determine this value, the acquisition price is the market value of the asset obtained through exchange. These values are estimated at the date of the exchange.
- The cost price, obtained by adding to the acquisition price of the raw materials, of the consumer goods and of the supplies, the manufacturing costs directly charged to the product or a group of products, as well as the part of the manufacturing costs which cannot be charged directly to the products or the group of products concerned, insofar as these costs concern the normal manufacturing period. The possibility is offered to the Company not to take into account these indirect charges, as a whole or partially, with respect to the cost price.
- The vendor's asset, which corresponds to the conventional value. The vendor's asset does not cover the taxes and charges regarding the contributions; if these are not fully recorded in the income statement of the financial year in which the contribution was made, they are recorded in 'formation expenses'.

The acquisition value of intangible and tangible fixed assets covers the interest charges regarding the capital on loan in order to finance them, but only insofar as these charges relate to the period preceding the commissioning of these fixed assets.

Depreciation

Depreciation means the amounts recorded in the income statement relating to the formation expenses and the intangible and tangible fixed assets for which the use is limited in time, in order to split the amount of these formation expenses and the acquisition cost, if necessary revalued, of these fixed assets according to their term of use or probable use, or the recording of these charges and costs at the moment they are made.

These depreciations meet the criteria regarding prudence, honesty and good faith. They are systematically determined on the basis of the methods set by the company and should not depend on the annual results.

The depreciations are specific to the assets for which they are created. Assets items for which the technical and legal characteristics are fully identical can, however, be part of global depreciations.
In the year of the acquisition or the effective commissioning of an asset fit for depreciation, the compensation regarding the depreciation is calculated pro rata temporis, starting in the month following the commissioning of the assets concerned.

There is no calculation of the depreciation in the year the assets are realized.

Write-downs

Write-downs mean the reductions on the acquisition price of the assets items which are not part of the depreciations and intended to take into account the write-down, whether final or not, of the latter on the closing date of the accounts.
These write-downs meet the criteria regarding prudence, honesty and good faith. They are systematically determined on the basis of the methods set by the company and should not depend on the annual results.

The write-downs must not be maintained if at the end of the financial year they prove to be larger than the present appraisal of the amount written off for which they were created.

Formation expenses

The formation expenses are estimated at their acquisition value and are directly recorded in the income statement except when exceeding € 250,000, in which case they may be recorded as assets.

They are written off annually at the rate of 20% with exception of the issue expenses, the renegotiated or refinanced loans (and the repayment premiums for loans concluded before 31.12.1991) spread over the term of the loans concerned.

Intangible fixed assets

Intangible fixed assets are valued at acquisition price.
They cover such items as:

- HST research and development costs as well as approval costs for HST lines and are written off over a period of 10 years at the most from the introduction of the HST;
- computer applications for internal use, developed by the company itself, which are written off over a period of 5 years at the most from their becoming operational;
- the goodwill, i.e. the customers acquired through effort, which is written off over a period of 5 years at the most after acquisition.

Tangible fixed assets

The tangible fixed assets are recorded at their acquisition price, inclusive of financial charges from lent capital for financing the acquisition of land and the formation of locked tangible fixed assets (financing from proper funds) and relating to the period preceding the actual use.

Those financial expenses are calculated at a 1 month euribor rate set on the 15th of each month, the expenses of month A generating financial expenses as of month A+1.

The financial expenses relating to the dividends paid to Financière TGV are as stated above, recorded to intangible fixed assets until 31 December 2005.

Museum equipment and works of art are valued at € 0.02 if their purchase value is not known or if they have been presented as a gift. If subjected to an appraisal, their value is either revised downwards or increased.

The amortizable tangible fixed assets are subject to straight-line depreciation on the basis of the life span. The next table shows some examples. A change in the life span does not equal a change in the valuation rules.

The lifespan of tangible fixed assets (year)	**Minimum – Maximum**
Buildings	15 – 50
Engineering structures	60 – 120
relief routes yielded to third parties	1 – 1
General costs for infrastructure	5 – 5
Track equipment	15 – 100
Electricity and signalling equipment	20 – 30
Equipment work shops	20 – 20
Materials	4 – 10
Tools	1 – 1
Furniture	1 – 1
Rolling stock	25 – 35
Road vehicles	4 – 15
Containers	10 – 10
Office equipment	6 – 10
Financial charges related to the payment of dividents for the years 1996 to 2005 to Financière TGV	10 years from 2006

The lifespan of related investments is determined taking into account the residual lifespan of the other primary investments.

The lifespan of ecological investments may not exceed the residual life of the plants for which such expenses have been made.

Financial assets

The financial fixed assets are valued at acquisition price; where necessary by applying the method of average prices weighted over the quantities of the acquired securities representing a participation in one and the same company.
The financial fixed assets represented by amounts receivable are valued at their nominal value.

An average price per share category is calculated on the occasion of each acquisition. Any excess of this average price on the said date over the intrinsic value of the share is treated as a premium.
For participations for which the acquisition price is in foreign currency, the acquisition value is converted into euros on the basis of the exchange rate on the day of acquisition.
Where amounts to be cleared are called, the value is reassessed at the rate applicable on this date, the countervalue of the difference on conversion being recorded with the acquisition value of the financial fixed assets.
In the case of write-downs recorded or written back the following assessment criteria apply:

- the market value;
- the intrinsic value;
- the results of the company and the realization of the prospects put forward at the acquisition;
- the difference between the acquisition value and the intrinsic value, representing the extra profit capacity from the presence of this new company in the group, the recommended life span during which the group will enjoy the profitable synergy is equivalent to that of the positive consolidation variances;
- the utility value of these assets for the activities of the parent company when the turnover of the companies in which the financial fixed assets are held, is essentially realized with the parent company.

Amounts receivable after more than one year

The amounts receivable are recorded at their nominal value with the exception of amounts receivable as shares with fixed return, which are valued at their acquisition value.

Stocks and contracts in progress

Supplies are recorded at their weighted average prices or prices set by contract between railways. Goods under process, finished products and contracts in progress are valued at cost price and the goods at the individual acquisition price.

The cost prices of the stocks and contracts in progress are not subject to interest charges.

For recording write-downs the assessment criteria applied are the following:

- examination of the condition by the technical services for certain items in the warehouse;
- the turnover of stock of the group of non-moved items and without any direct connection to the tangible fixed assets. To the items having a direct connection with tangible fixed assets a regime of depreciation is applied. In this regime a 5% residual value is taken into account before applying the coefficient giving the total amortisation-acquisition price ratio.

For orders on hand, reductions in value are recorded:

- if their cost price including the related assessed cost amount, still to be defined, comes in excess of either their net sale price on the closing date or their cost price as stipulated in the contracts;
- up to the amount of 50 and 100% respectively if their handling date is 1 or 2 years after the billing date, although account must be taken of any advances received.

Amounts receivable within one year

The amounts receivable are recorded at their nominal value with the exception of amounts receivable as shares with fixed return, which are valued at their acquisition value.
Amounts receivable are subject to write-downs when their repayment on the date of maturity becomes totally or partially uncertain or doubtful. The write-downs are calculated as follows:

- the write-down equals the average loss of the last 5 financial years divided by the average balance over the last 5 financial years of the provisions for doubtful debts multiplied by the balance at the end of December of the period in question for contentious accidents requiring the assistance of the Legal Department;
- writing off in full of dishonoured cheques as well as invoices or similar documents payable by third parties requiring the involvement of the Legal Department (except for contentious accidents);
- following the due date (after 1 year: 50% – 2 years: 100%) for the other amounts receivable, with the exception of those from the State, the railway companies and the international railway institutions;
- in such cases, on the basis of special information regarding a specific asset.

Investments

The short-term investments are recorded at either:

- their nominal value when dealing with funds with financial institutions;
- or their acquisition price when dealing with securities.

For fixed income securities, the difference between the acquisition value and the redeemable value is taken to the income statement pro rata temporis over the residual duration of the securities, as an element of the interest revenues arising from these securities and is taken as an increase or deduction, as appropriate, of the acquisition value of the securities, with the amount recorded to the income statement on an actualised basis.
For investments in currencies the acquisition value is converted on the basis of the closing rates.

For short-term investments in shares or stocks, the write-downs are calculated on the basis of the positive variance between the acquisition value and the value at retrocession or realization when known.

If the latter is not known, but there is a liquid financial market which the company cannot influence in a major way, then the write-down to be recorded equals the significant positive variance (over 10% of the acquisition value) between the acquisition value of the assets and their average monthly exchange value of the past year.

If such is not the case, the write-down equals either the positive variance between the acquisition price and the shares' value calculated in accordance with the equities on the balance sheet of the company involved at the end of the previous financial year, multiplied by the number of shares held, or the positive variance – if it exceeds the one calculated above – between the acquisition value and their average exchange value in December of the current financial year.

In the other cases, should such be justified by specific information, the appropriate write-downs are applied.

Cash at bank and in hand

Liquid assets are recorded at their nominal value.

Accrued charges and deferred income (transitory accounts)

The charges to be carried forward or to be recorded, the income acquired or to be carried forward and the proportionate interests included in the nominal value of the debts or amounts receivable are valued at their acquisition value taking into account, as far as the income is concerned, their probable collectability.

The following are recorded in the transitory accounts:

- the difference between the rents and the sales price of the assets subject to alternative financing operations. This variance is recorded in the income statement pro rata temporis for the duration of the financing contracts concerned;

- within the scope of prepaid alternative financing operations, the rents prepaid by the investor, the Net Present Value, the rents prepaid by SNCB (loan 467) and the interests from investments recorded under item VII of the assets and from the loans 467, reduced by the payments for swaps and the invoices drafted beforehand by the investor. The Net Present Value of the operation is recorded in the results pro rata temporis for the duration of the financing contracts concerned.

Capital

The shares representing the capital are recorded at their nominal value.

Annually, write-backs are recorded on the part of the capital consisting of the amounts governed by article 56, 1st section of the Act of 20 December 1995 regarding taxation, financial and other stipulations. The amount of these write-backs is restricted to a multiple (rounded down) of the nominal value of the shares issued and is equally governed by article 56 of the aforementioned Act. These write-backs are determined as follows:

- for locomotives and power cars, on the basis of the statistic production series (vehicle-km) of the past twelve months (December of the previous financial year to November of the relevant year);
- only the depreciation cost per unit is taken into account as regards the hauled passenger trains. The vehicle type determines the activity sector, except for some mixed vehicles (domestic and international service) which are apportioned according to the train set roster;
- fixed assets other than rolling stock: either on the basis of their final use, where the investment type determines the activity sector, or based on their apportionment in accordance with the operating results in year A-1 of the unit where these fixed assets are listed;
- extraordinary write-downs: according to the object of the extraordinary write-down or as normal write-downs;
- for each financial year until the financial year ending on 31 December 2005: the dividends granted in compensation of preference shares of 3.09866906 each, issued in view of the financing of the investments required for the HST project.

Moreover the yearly withdrawals must not exceed the investment credits granted by the State and Financière TGV for the year involved plus 25%, where withdrawal for the dividend part takes priority over the write-down part.

Revaluation surpluses

Revaluation surpluses are recorded at their nominal value and relate only to the positive variances between the estimate, by an expert, of the museum items and the artefacts, and the net account value of these assets.

Reserves

Reserves are recorded at their nominal value and are composed according to the legal and statutory regulations.

Capital subsidies

Capital subsidies are recorded at their nominal value and written off at the same rate as the intangible and tangible fixed assets they have financed.

Provisions for liabilities and charges

Individualised provisions are put out in accordance with the liabilities, charges and costs of the same nature, respecting the criteria regarding prudence, honesty and good faith, in order to provide cover against obligations (charges) which are clearly defined as to their nature and which at the balance sheet date are probable or certain, but of which the amount cannot be determined.

Some have special features such as:

- Provisions for accident risks, insolvency and others: the annual compensation is calculated in such a way that the credit of the provision at the end of the financial year at least equals the average net cost (income from third parties deducted) of the last 2 years without exceeding the net cost of the last 5 years;
- Provisions for operating costs with respect to the environment: this provision is split per type of expenditure and per location and is calculated on the basis of the probable sanitation technology and the cost estimates of the undertaking;
- Fund for industrial accidents: the credit of this provision is amongst others calculated on the basis of the accidents and their type and is subject to interest. However, it must never exceed 110% of the necessary mathematical reserves;
- Tangible fixed assets and hire financing and similar rights: the provision equals the difference between the compensation calculated on the actual value of the fixed assets under the contract and the compensation calculated on the spread payments in the contract representing the replenishment of the capital;
- Pensions and similar obligations granted in the framework of the 1988 reorganization: this provision equals the total cost estimated in accordance with the mortality tables and the settlement rate at the time of the closing of the accounts. The credit of the provision is adapted through the income statement; an equivalent amount may be taken out on the provision for restructuring costs. No provision write-back is recorded except when the balance is larger than the estimated impact of the future indexation and/or adjustments;
- Provision regarding the restructuring of SNCB (programme law of 30 December 1988 and Royal Decree of 30 December 1992, Act of 20 December 1995 and Royal Decree of 24 December 1996): this provision is used in accordance with the legal stipulations in order to deal with:

  - the wages, inclusive of social security, of staff that became available following job cuts and staff assigned to the definitive posts (Dr.). In the event that such staff are used for investments or other similar works, the use is limited to the difference between the cost price and the possible acquisition price;
  - the difference between the invoicing, on the basis of commercial principles (price, quality, etc), the performance of the various units for the freight and passenger sectors and the actual cost influenced by a non-optimal productivity, on the understanding that the invoices are calculated as for external invoicing, on the basis of the quality of the performance, the actual hours worked and the staff expenditure.
    The latter should already include the future impact of all the necessary structural changes in order to reach the objectives of the 2005 plan;
  - the charges related to career breaks, the fixed mobility allowance, the notice allowance, the early retirement allowance and the bonuses for availability leave and early retirement;
  - exceptional charges with respect to the modernization of tangible fixed assets;
  - financial charges relating to the aforementioned charges (except depreciations) calculated on the euribor

1 month rate on the 15th of every month, the charges of month A causing financial charges from month A+1. The total annual use is limited to the amounts determined by the plan 'Objective 2005'.

- Provision for major repairs and major maintenance works on rolling stock: the provision is calculated on the basis of the technical schedules of the various revisions per asset type as well as on the basis of the number of hours worked, of an average hourly amount and an average percentage of the use of materials and various services.

Amounts payable after more than one year and within one year

Amounts payable are valued at their nominal value.

The amounts payable in shares at fixed value are valued at their acquisition value. However, when their actuarial cost calculated upon issue, taking into account their redemption on the date of maturity, differs from their facial cost, the variance between the acquisition value and the redemption value pro rata temporis is recorded for the remaining term of the shares as an essential element of the shares' cost and is either recorded as an increase or reduction in the shares' acquisition value (on actuarial basis).

Amounts payable without interest or with an abnormally low interest are recorded at their nominal value with the liabilities. This record involves the entry in the transitory accounts of the assets and the pro rata temporis record in the results on the basis of the compound interest, the discount rate being calculated on the market price when these amounts payable are due at more than one year and related to either amounts recorded as charges in the income statement, or to the acquisition price or fixed assets or activity branches.

Auditors' report

(General Assembly of 31 May 2005)

Ladies and Gentlemen,

In accordance with the legal and statutory provisions in force, in particular articles 143 and 144 of the Companies Code, which apply to SNCB, a limited liability company under public Law by virtue of article 37 of the law of 21 March 1991 reforming a number of public business undertakings, we present you with the results of the audit task entrusted to us .

We carried out an audit of the consolidated accounts drawn up under the responsibility of the company's Board of Directors for the 2004 financial year closing on 31 December 2004 with a balance sheet total of € 16,135,324,422.80. The income statement closes with a loss for the period of € 350,102,381.24.
We also verified the specific supplementary items required by the law.

Unqualified approval of the annual accounts, with an explanatory section

The auditors' verification of the annual accounts was carried out in compliance with the generally accepted accounting principles. These professional standards stipulate that the audit must be organized and executed in a way that gives reasonable assurance that there are no significant inaccuracies in the annual accounts, taking into account the legal and regulatory requirements for annual accounts in Belgium.

We used sampling techniques, reconciliation and other audit methods to examine the justification of the amounts appearing in the annual accounts. We assessed the soundness of the valuation rules and significant accounting estimates carried out by the company, as well as the presentation of the annual accounts as a whole.

These checks were conducted taking into account the administrative and accounting structures as well as the procedures for internal auditing.

On the date of signature of this report, the Board received the necessary explanations and information from the directors and company representatives.

We deem this work to be a sound basis to form our opinion.

In conclusion the Auditors believe that taking into account the general and specific legal and statutory stipulations governing them, the annual accounts as closed on 31 December 2004 provide an accurate picture of the assets, the financial situation and the company's results and the notes give adequate justification.

Without questioning the aforementioned unqualified approval, the Auditors draw attention to the fact that the uncertainties described below may possibly affect the financial situation of the company, viz. the approval by the European Commission of the restructuring plans concerning the ABX group and the Inter Ferry Boats group (IFB).
The Belgian State notified the European Commission on 28 November 2002 of rescue aid to be allocated to the ABX companies in France, the Netherlands and Germany.

The approval of the European Commission to grant this aid implied the drafting of a restructuring plan.

(1) The Commissioners included in their report to the General Assembly additional explanations, information and notes that do not modify the scope of the statement concerning the annual accounts. The complete text of the Board of Commissioners' report to the General Assembly can be obtained from the SNCB Communication Dept.

On 14 February 2003 the Belgian State submitted a restructuring plan to the European Commission. The measures notified (conversion into capital of debts and granting of bridging loans) are described in the annual report.

On 23 July 2003 the European Commission decided to start a formal procedure in compliance with article 88 § 2 of the EC Treaty, in order to investigate the acceptability of the measures presented in the restructuring plan. In August 2003 the Belgian State provided an answer to the reflections stated in the Commission's missive. Furthermore, on 18 March 2004 the Belgian State reacted to the Commission on the comments of the third parties concerned, who responded in February 2004 to the announcement of the aforementioned missive from the Commission in the Official Journal of the European Union of 14 January 2004.

The German and Dutch subsidiaries had been incorporated into the SA ABX LOGISTICS Worldwide on its creation at the end of 2003. As to the French sub-group, the SNCB Board on 17 September 2004 decided to combine the international activities into SA ABX LOGISTICS Worldwide and its Board on 1 December 2004 decided to pull out of the remaining activities. Following these regrouping activities, the Belgian authorities submitted a supplementary request to the European Commission on 14 February 2005 modifying the initial request. The gist of this request is outlined in the annual report. This supplementary request has had the effect of delaying the procedure before the European Commission. A final decision is expected by the end of September 2005.

With the procedure not yet having been terminated, and the company thus not yet having the decision from the European Commission on the restructuring plan, uncertainty surrounds the continued operation of the ABX groups in France, the Netherlands and Germany.

The annual accounts of SNCB as at 31 December 2004 are established on the assumption of the continuation of the activities of the ABX group. They thus do not contain any modification that would appear necessary should the hypothesis of continuity of the activities of these sub-groups not be confirmed.

With regard to the IFB group, SNCB and IFB concluded a framework agreement in April 2003 aimed at implementing the measures approved in December 2002 as regards IFB, notably rescue measures (granting of a reimbursable advance, credit facilities and an invoice payment deadline) and restructuring measures (conversion into capital of the rescue measures and interest associated), as explained in the annual report. This framework agreement was announced by the Belgian State to the European Commission in August 2003.

So far, the company has not yet received the decision from the European Commission on the subject; hence, there is much uncertainty as to the continuity of the activities of IFB SA. Notwithstanding this delay, the measures already carried out have allowed IFB SA to close financial 2004 with a profit of € 9.2 million and a turnover of € 83.3 million. The annual accounts of SNCB have been drawn up on the assumption of the continuation of the activities of IFB SA. They thus do not contain any modification that would appear necessary should the hypothesis of continuity of the activities of IFB SA and its subsidiaries not be confirmed.

Complementary attestations required under the law

The Auditors make the following supplementary statements, required by the law, which do not modify the scope of the statement concerning the annual accounts:

- The annual report comprises the legally required information and concurs with the annual accounts.
- We have no knowledge of operations carried out or decisions taken in violation of the Act of 21 March 1991, the Companies Code or the company statutes.
- Without prejudice to formal aspects of less importance, the accounting records are kept and the annual accounts drawn up in accordance with the legal and regulatory provisions applicable.
- The recording of results agrees with article 38 of the company statutes.

The Joint Auditors thank the financial management and their representatives for their co-operation and the assistance given in conducting this audit task.

Done at Brussels on 17 May 2005,

The Joint Auditors

The Cour des Comptes represented by
M. de Fays, Councillor to the Cour des Comptes
F. Vanstapel, Chairman of the Cour des Comptes

Members of the Institute of Company Auditors
S.c.P.R.L. Michel Delbrouck & C°
represented by M. Delbrouck, Company auditor

S.c.P.R.L. Van Impe, Mertens & Associates
represented by H. Van Impe, Company auditor – Chairman of the Collège des Commissaires (Joint Auditors)



Consolidated accounts of the SNCB Group

Balance sheet

ASSETS (in €)	2004	2003
FIXED ASSETS	**13,086,053,141.25**	**12,695,,870,985.94**
I. Formation expenses (note 8)	**74,749.08**	**4,368,552.59**
II. Intangible fixed assets (note 9)	**128,650,694.25**	**105,004,504.99**
III. Consolidation differences (positive) (note 13)	**20,099,914.43**	**47,536,939.52**
IV. Tangible fixed assets (note 10)	**12,704,,612,140.81**	**11,942,525,688.78**
A. Land and buildings	2,705,940,625.36	2,714,115,807.56
B. Plant, machinery and equipment	4,092,488,227.89	4,079,405,976.91
C. Furniture and rolling stock	1,311,470,175.10	1,344,901,259.17
D. Leasing and similar rights	1,054,679,207.52,	916,697,420.74
E. Other tangible fixed assets	400,458,649.05	327,218,246.87
F. Assets under construction and advance payments	3,139,575,255.89	2,560,186,977.53
V. Financial assets (notes 1 to 5 and 11)	**232,615,642.68**	**596,435,300.06**
A. Enterprises linked by participating interests	204,117,478.20	523,705,650.41
1. Participating interests	102,747,585.52	509,406,449.57
2. Amounts receivable	101,369,892.68	14,299,200.84
B. Other enterprises	28,498,164.48	72,729,649.65
1. Shares	13,204,190.20	12,077,054.49
2. Amounts receivable	15,293,974.28	60,652,595.16
CURRENT ASSETS	**4,387,443,637.48**	**4,395,901,853.86**
VI. Amounts receivable after more than one year	**302,699,132.93**	**200,938,225.66**
A. Trade debtors	26,312.92	593,172.00
B. Other amounts receivable	302,672,820.01	200,345,053.66
VII. Stocks and contracts in progress	**440,327,245.34**	**464,415,336.74**
A. Stocks	342,440,619.87	345,322,294.42
1. Raw materials and consumables	309,802,263.29	311,235,175.03
2. Work in progress	18,744,671.63	20,056,223.31
3. Finished goods	642,245.86	551,266.68
4. Goods purchased for re-sale	2,079,489.01	2,077,397.08
5. Real estate acquired or constructed for re-sale	11,147,345.35	11,189,058.55
6. Advance payments	24,604.73	213,173.77
B. Contracts in progress	97,886,625.47	119,093,042.32
VIII. Amounts receivable within one year	**2,245,006,490.01**	**2,021,151,224.75**
A. Trade debtors	836,389,347.26	1,003,517,675.06
B. Other amounts receivable	1,408,617,142.75	1,017,633,549.69
IX. Investments	**835,025,132.37**	**1,036,201,813.68**
B. Other investments	835,025,132.37	1,036,201,813.68
X Cash at bank and in hand	**69,991,700.87**	**122,428,899.23**
XI. Accrued charges and deferred income (transitory accounts)	**494,393,935.96**	**550,766,353.80**
TOTAL ASSETS	**17,473,496,778.73**	**17,091,772,839.80**

	LIABILITIES (in €)	2004	2003
	CAPITAL AND RESERVES	**2,382,496,229.23**	**4,201,848,726.75**
I.	**Capital**	**3,057,953,631.28**	**4,645,041,678.56**
	A. Issued capital	3,057,953,631.28	4,645,041,678.56
	B. Uncalled capital		
III.	**Revaluation surpluses**	**5,092,107.70**	**5,347,874.37**
IV.	**Consolidated reserves (note 12)**	**-976,649,635.18**	**-839,151,673.08**
V.	**Consolidation variances (negative) (note 13)**	**71,623,840.40**	**220,212,331.20**
VI.	**Translation differentials**	**10,785,903.27**	**10,200,595.25**
VII.	**Capital subsidies**	**213,690,381.76**	**160,197,920.45**
VIII.	**Minority interests**	**-734,607.00**	**-1,370,982.80**
	PROVISIONS, DEFERRED TAXATION AND LATENT TAXES	**2,213,958,707.93**	**2,150,031,432.84**
IX.A.	**Provisions for liabilities and charges**	**2,210,924,510.80**	**2,147,401,229.55**
	1. Pensions and similar obligations	160,550,223.08	165,290,488.50
	2. Taxes	6,152,084.38	200,270.51
	3. Major repairs and maintenance	171,679,507.53	186,342,803.89
	4. Other liabilities and charges	1,872,542,695.81	1,795,567,666.65
B.	**Deferred taxation and latent taxes**	**3,034,197.13**	**2,630,203.29**
	AMOUNTS PAYABLE	**12,877,776,448.57**	**10,741,263,663.01**
X.	**Amounts payable after more than one year (note 14)**	**6,484,593,637.43**	**5,596,914,511.25**
	A. Financial debts	5,635,795,025.97	4,715,520,866.41
	1. Subordinated loans		39,423,697.00
	2. Unsubordinated debentures	2,740,823,782.02	2,930,751,895.75
	3. Leasing and other similar obligations	857,744,567.22	840,851,787.75
	4. Credit institutions	2,036,619,644.29	814,861,640.30
	5. Other loans	607,032.44	89,631,845.61
	B. Commercial debts	326,220,698.76	363,850,043.14
	1. Suppliers	326,220,698.76	363,850,043.14
	D. Other amounts payable	522,577,912.70	517,543,601.70
XI.	**Amounts payable within one year (note 14)**	**4,223,988,394.94**	**3,204,933,062.88**
	A. Current portion of amounts payable after more than 1 year	791,035,468.18	300,334,169.27
	B. Financial debts	2,152,669,781.31	1,519,833,049.22
	1. Credit institutions	62,046,574.44	83,665,538.77
	2. Other loans	2,090,623,206.87	1,436,167,510.45
	C. Trade debts	797,877,044.21	908,228,491.06
	1. Suppliers	797,434,768.91	907,956,880.63
	2. Bills outstanding	442,275.30	271,610.43
	D. Advances received on orders in progress	27,936,939.65	21,673,399.92
	E. Debts regarding taxes, remuneration and social security	394,139,070.23	421,506,701.90
	1. Taxes	79,454,658.45	84,452,630.54
	2. Remuneration and social security	314,684,411.78	337,054,071.36
	F. Other amounts payable	60,330,091.36	33,357,251.51
XII.	**Accrued charges and deferred income (transitory accounts)**	**2,169,194,416.20**	**1,939,416,088.88**
	TOTAL LIABILITIES	**17,473,496,778.73**	**17,091,772,839.80**

Income statement

(in EUR)	2004	2003
I. Operating income	**6,076,132,836.90**	**6,408,926,888.34**
A. Turnover (note 15.A)	4,561,382,943.95	5,008,571,000.93
B. Variance in stocks of finished goods, work in progress and contracts in progress	-22,166,741.42	-260,560,947.21
C. Own production capitalised	430,403,510.91	477,977,320.10
D. Other operating income	1,106,513,123.46	1,182,939,514.52
II. Operating charges	**6,072,873,584.15**	**6,516,684,451.42**
A. Raw materials, consumables and goods for re-sale	234,883,919.20	269,603,736.15
1. Purchases	246,053,658.10	303,092,827.06
2. Increase or decrease in stocks	-11,169,738.90	-33,489,090.91
B. Services and other goods	2,514,176,442.06	2,733,167,649.70
C. Remuneration, social security and pensions (note 15.B)	2,926,818,616.33	3,085,449,989.88
D. Depreciation, amortisation, and other amounts written off formation expenses and intangible and and tangible fixed assets	545,052,489.08	554,837,845.86
E. Depreciation of stocks, orders in progress, and trade debtors	12,406,594.23	28,269,855.86
F. Provisions for liabilities and charges	-200,930,129.30	-194,811,722.91
G. Other operating costs	40,465,652.55	40,167,096.88
H. Operating costs activated as restructuring costs		
III. Operating profit /	**3,259,252.75**	
Operating loss		**107,757,563.08**
IV. Financial income	**110,171,456.80**	**99,795,373.76**
A. Income from investments	4,457,373.16	2,550,180.98
B. Income from current assets	54,857,904.61	62,256,639.01
C. Other financial income	50,856,179.03	41,125,417.87
V. Financial charges	**347,018,682.09**	**247,802,085.79**
A. Interest payable	301,410,607.88	197,089,013.98
B. Amortisation of positive consolidation differences	5,060,040.53	19,160,426.65
C. Depreciation of current assets other than those included under II.E.	5,866,877.48	-9,425.62
D. Other financial charges	34,681,156.20	31,562,070.78
VI. Loss before tax and extraordinary items of consolidated companies	**233,587,972.54**	**334,751,290.62**
VII. Extraordinary income	**620,781,761.10**	**144,919,080.77**
A. Amounts written back on depreciation and other amounts written off intangible and tangible fixed assets	8,137,382.77	12,729,207.19
B. Amounts written back on amortization of consolidation differences		
C. Writing back of amounts written off the value and tangible fixed assets	24,843.58	3,790,092.38
D. Writing back of provisions for extraordinary liabilities and charges	23,031,128.73	23,770,319.44
E. Profits on disposal of fixed assets	280,584,551.97	62,131,425.53
F. Other extraordinary income (note 15 c)	309,003,854.05	42,498,036.23

in EUR)		2004	2003
VIII.	**Extraordinary charges**	**427,860,958.52**	**155,242,609.59**
A.	Extraordinary depreciation and write-downs on formation expenses and intangible and tangible fixed assets	34,839,893.28	87,773,820.83
B.	Exceptional write-downs on positive consolidation variances	10,130,423.00	
C.	Amounts written off the value of investments	1,563,078.95	1,172,796.93
D.	Provisions for extraordinary liabilities and charges	311,644,203.79	16,561,367.29
E.	Losses on disposal of fixed assets	15,744,713.71	7,501,872.60
F.	Other extraordinary costs (note 15 c)	64,069,068.79	42,232,751.94
G.	Extraordinary costs activated as restructuring cost	10,130,423.00	
H.	Negative consolidation differences		
IX.	**Pre-tax loss**	**-40,667,169.96**	**307,702,930.11**
X. A.	Transfers to deferred taxation and latent taxes	-106,841.83	-141,181.64
B.	Withdrawal from deferred and latent taxes	127,521.62	309,690.94
XI.	**Taxes on results**	**11,993,013.47**	**14,510,006.90**
A.	Taxes	11,925,324.39	16,071,315.52
B.	Tax adjustments and write-backs of tax provisions	67,689.08	1,561,308.62
XII.	**Loss of the financial year**	**52,639,503.64**	**322,044,427.71**
XIII.	**Group share of results of companies subject to equity method**	**-78,274,646.63.63**	**30,733,818.70**
A.	Group share of profits	8,453,853.44	31,468,605.45
B.	Group share of losses	-86,728,500.07	-734,786.75
XIV.	**Consolidated loss**	**130,914,150.27**	**291,310,609.01**
XV.	**Share of minority interests in result**	**1,439,662.01**	**45,157.21**
XVI.	**Group share in result**	**-132,353,812.28**	**-291,355,766.22**
	TRANSFERS AND WITHDRAWALS		
A.	**Profit balance to allocate (loss balance)**	**-132,353,812.28**	**-291,355,766.22**
B.	**Withdrawal from equity capital**	**5,144,150.50**	**137,989,809.92**
	1. On capital and issue premiums	137,989,809.92	5,144,150.50
C.	**Addition to reserves**	**132,353,812.28**	**291,355,766.22**
	1. Parent company	-74,080,625.65	-243,407,870.12
	2. Other enterprises included in the consolidation	-58,273,186.63	-47,947,896.10
D	**Profits for distribution**	**-5,144,150.50**	**-137,989,809.92**

Notes to the consolidated annual accounts

1. **CRITERIA GOVERNING RESPECTIVELY THE IMPLEMENTATION OF THE METHODS OF CONSOLIDATION BY GLOBAL INTEGRATION, BY PROPORTIONAL INTEGRATION AND SUBJECT TO EQUITY METHOD, PLUS CASES – WITH JUSTIFICATION – WHERE DEPARTURES ARE MADE FROM THESE CRITERIA**

	Enterprises	Method of incorporation into the accounts (1) (G/P/E1/E2/E3/E4/E5) (2)
NV	NMBS van publiek recht	G
SA	INFRABEL	G
	SNCB - NMBS	G
GmbH	RHEINKRAFT INTERNATIONAL	G
NV	INTER FERRY BOATS	G
NV	RAIL INFRA LOGISTICS	G
GmbH	"BEST LOGISTICS" SP.ZO.O	G
NV	UNILOG	G
NV	RKE	G
NV	ABX LOGISTICS GROUP	G
SA	ABX LOGISTICS WORLDWIDE	G
NV	EUROSTATION	G
NV	TUC RAIL	G
SA	EURO LIEGE TGV	G
NV	CREOSOTEER CENTRUM VAN BRUSSEL	G
NV	SYNTIGO	G
NV	VASTGOEDMAATSCHAPPIJ FRANKRIJKSTRAAT	G
NV	WOODPROTECT BELGIUM	G
NV	EURO IMMO STAR	G
SA	INSTRUCTION	G
SA	IMMO INSTRUCTION	G
NV	TRANSURB TECHNIRAIL	G
SA	RAILTOUR	G
SA	RAILTOUR TO	G
BV	E1/FRANCE	G
	DRY PORT DUNKERQUE à Directoire et à Conseil de surveillance	G
SRL	SOCIETATEA COMERCIALA "INGINERIE PENTRU TRANSPORTURI URBANE SI FEROVIARE"	G
	TRANSURB – TUC RAIL Association Momentanée	G
BV	ADORODA	G
GmbH	HAEGER & SCHMIDT INTERNATIONAL	G
mbH	ABX LOGISTICS BETEILIGUNGSGESELLSCHAFT	G
GmbH	ABX LOGISTICS SAFETY FIRST	G
mbH	POP VERWALTUNGSGESELLSCHAFT FUR PROZESSLOGISTIK	G
mbH	POP GESELLSCHAFT FUR PROZESSLOGISTIK & Co.KG	G
GmbH	ABX LOGISTICS DEUTSCHLAND	G
Inc.	ABX LOGISTICS (USA)	G
Inc.	ABX LOGISTICS (AMERICAS)	G
Ltda.	ABX LOGISTICS (ARGENTINA)	G
Ltda.	ABX LOGISTICS (CHILE)	G
	ABX LOGISTICS (MEXICO)	G
	ENKOMION Grundstückverwaltungsgesellschaft	G
	Magenta Grundstückverwaltungsgesellschaft	G
SA	ABX LOGISTICS ESPANA	G
GmbH	ABX LOGISTICS INT. (DEUTSCHLAND)	G
GmbH	ABX CONTRACT LOGISTICS	G
Inc.	ABX LOGISTICS (CANADA)	G
GmbH	TEXTIL-AUFBEREITUNG WESER-NORD	G

1. CRITERIA GOVERNING RESPECTIVELY THE IMPLEMENTATION OF THE METHODS OF CONSOLIDATION BY GLOBAL INTEGRATION, BY PROPORTIONAL INTEGRATION AND SUBJECT TO EQUITY METHOD, PLUS CASES – WITH JUSTIFICATION – WHERE DEPARTURES ARE MADE FROM THESE CRITERIA.

	Enterprises	Method of incorporation into the accounts (1) (G/P/E1/E2/E3/E4/E5) (2)
GmbH	COLLICO VERPACKUNGSLOGISTIK UND SERVICE	G
Lda	ABX LOGISTICS PORTUGAL	G
	ABX LOGISTICS Air & Sea (France)	G
	LACOMBE TRANSPORTS INTERN.	G
	MITJAVILE	G
SpA	SAIMA AVANDERO	G
SpA	MESSAGGERIE TRASPORTI NAZIONALI	G
Srl	MGM LINES	G
SpA	SAIMA SERVIZI	G
Srl	TAST CAVALLI TRASPORTI INTERNAZIONALI	G
SA	ABX LOGISTICS/SAIMA	G
GmbH	ABX LOGISTICS (AUSTRIA)	G
Srl	LOGITEX	G
Srl	SICILIA DISTRIBUZIONE MERCI	G
Srl	SAVES	G
BV	ABX LOGISTICS INTERNATIONAL (Nederland)	G
BV	ABX LOGISTICS NEDERLAND	G
BV	KERSTEN CONTINENTAL UNILOAD	G
BV	VTS BEHEER	G
BV	ABX LOGISTICS DOMESTIC (Nederland)	G
Ltd.	KERSTEN HUNIK (N.I.)	G
Ltd.	ABX LOGISTICS IRELAND	G
Ltd.	KERSTEN HUNIK (IRELAND)	G
Ltd.	BLUEBELL TRANSPORT	G
NV	ABX LOGISTICS AIR & SEA WORLDWIDE	G
NV	ABX LOGISTICS (Belgium)	G
Ltd.	ABX LOGISTICS (HONG KONG)	
I		
Bhd.	ABX LOGISTICS (MALAYSIA) Sdn.	G
Ltd.	ABX LOGISTICS (THAILAND)	G
Ltd.	ABX LOGISTICS (SINGAPORE) Pte.	G
Ltd.	ABX LOGISTICS (TAIWAN) SEA&AIR FREIGHT	G
Ltd.	ABX HOLDING (THAILAND) Co.	G
Ltd.	ABX LOGISTICS (BANGLADESH)	G
Ltd.	ABX LOGISTICS (SHANGHAI) Co.	G
Inc.	ABX PAN-GLOBE LOGISTICS	G
GmbH	ABX TRANSPORT & LOGISTICS	G
BV	ABX LOGISTICS HOLDING (Nederland)	G
	PT ABX LOGISTICS INDONESIA	G
Ltd.	ABX - HAE YOUNG KOREA	G
	ABX RUSSIE	G
Ltd.	ABX LOGISTICS (UK)	G
Ltd.	ABX LOGISTICS JAPAN	G
Ltd.	SAIMA AVANDERO HONG KONG	G
Ltd.	ABX LOGISTICS (BASILDON)	G
SAS	ABX LOGISTICS Eurocargo (France)	G
EESV	C.A. NORTH EUROPEAN NETWORK	P
ESV	CIGOGNE-SHUTTLE	P
NV	PUBLIFER	P

1. **CRITERIA GOVERNING RESPECTIVELY THE IMPLEMENTATION OF THE METHODS OF CONSOLIDATION BY GLOBAL INTEGRATION, BY PROPORTIONAL INTEGRATION AND SUBJECT TO EQUITY METHOD, PLUS CASES – WITH JUSTIFICATION – WHERE DEPARTURES ARE MADE FROM THESE CRITERIA**

	Enterprises	**Method of incorporation into the accounts (1) (G/P/E1/E2/E3/E4/E5) (2)**
NV	BENE RAIL INTERNATIONAL	P
SC	THALYS INTERNATIONAL	P
SAS	SHORT SEA TERMINAL DUNKIRK	P
EWIV	EURATEL	P
Ltd.	EUROSTAR GROUP	P
GEIE	IV-INFRA/TUC RAIL	P
NV	COIL TERMINAL	P
Srl	IMMOBILIARE M.E. CARPI	P
Srl	IMMOBILIARE M.E. BOLOGNA	P
NV	HASSELT STATIONSOMGEVING	.E1
SA	BELGORAIL	E1
SA	TRANSPORT ROUTE WAGON	E1
NV	LIEGE LOGISTICS INTERMODAL (L.L.I.)	E1
NV	CNC FERRY-BOATS INTERMODAL	E4
SA	TERMINAL ATHUS	E1
SA	DRY PORT MOUSCRON-LILLE INTERNATIONAL	E1
NV	IFB SERVICE CENTER	E1
SA	CREDIT IMMOBILIER AUX CHEMINOTS	E3
NV	ANNEIS	E1
NV	SCHELDE CONTAINER TERMINAL NOORD	E1
SA	IC WEST	E1
NV	SEA RAIL	E1
BV	RAIL-WEB	E4
SAS	NORD FRANCE TERMINAL INTERNATIONAL O.U.	E1
	EUROFIMA Europese maatschappij voor de financiering van spoorwegmaterieel	E1
BV	SITRA	E1
GmbH	FCL LOGISTIK VERWALTUNGS	V1
GmbH	FCL LOGISTIK & Co. KG	E1
	ABX LOGISTICS (FRANCE)	E4
GIE	PRISME	E4
	FLANDRE EXPRESS	E1
	FRANCE AIR GROUPAGE	E1
SA	SAIMA AVANDERO	E4

1 If a variation in the percentage of the capital held leads to a modification in the method for the incorporation into the accounts, the new method is followed by an asterisk

2 **G** global consolidation (art. 134,1°).
P proportional consolidation (art. 134,2°).
E1 equity method applied to an associated enterprise (art.134,3°).
E2 equity method applied to a subsidiary de facto, whose inclusion in the consolidation would run counter to the principle of the accurate picture (art.108 § 1).
E3 equity method applied to a subsidiary whose activities are so different that its inclusion would run counter to the principle of the accurate picture (art 108 § 2).
E4 equity method applied to a subsidiary in liquidation, a subsidiary that has ceased to pursue its activities, or a subsidiary with no prospect of continuing its activities (art. 110).
E5 equity method applied to a joint venture whose activity is not closely integrated in the activity of the enterprise holding joint control (art. 134 al. 2).

2 A. SUBSIDIARIES CONSOLIDATED BY INTEGRATION

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to previous year
SA	**INFRABEL** Rue Bara 110 - 1070 BRUXELLES BE 869 763 267	100.00%	in the consolidation in 2004
	SNCB – NMBS Avenue de la Porte de Hal 40 - 1060 BRUXELLES BE 869 763 069	100.00%	in the consolidation in 2004
GmbH	**RHEINKRAFT INTERNATIONAL** Beecker Strasse 11 - D-47166 DUISBURG	100.00%	-----
NV	**INTER FERRY BOATS** Wapenstilstandlaan 47 - 2600 BERCHEM BE 403 425 869	89.03%	-----
NV	**RAIL INFRA LOGISTICS** Wapenstilstandlaan 47 - 2600 BERCHEM BE 419 938 536	100.00%	-----
GmbH	**"BEST LOGISTICS" SP.ZO.O** Ul Spedytorska 1/2 - P 70-632 STETIN-POLEN	60.00%	-----
NV	**UNILOG** Leuvensesteenweg 443 - 2812 MUIZEN BE 448 133 169	55.00%	-----
NV	**RKE** Bordeauxstraat 8 - 2000 ANTWERPEN BE 404 546 814	61.46%	-----
NV	**ABX LOGISTICS GROUP** Bd Industriel 14 - 1070 BRUXELLES BE 419 345 054	100.00%	-----
SA	**ABX LOGISTICS WORLDWIDE** Rue des Deux Gares 150 - 1070 BRUXELLES BE 861 445 419	100.00%	-----
NV	**EUROSTATION** Brogniezstraat 54 - 1070 BRUSSEL BE 446 601 757	100.00%	-----
NV	**TUC RAIL** Frankrijkstraat 85 - 1060 BRUSSEL BE 447 914 029	100.00%	-----
SA	**EURO LIEGE TGV** Place de Bronckart 26 - 4000 LIEGE BE 451 150 562	75.00%	-----
NV	**CREOSOTEER CENTRUM VAN BRUSSEL** Vilvoordelaan 304 - 1130 BRUSSEL BE 428 821 954	51.00%	-----
NV	**SYNTIGO** Hallepoortlaan 41-58 - 1060 BRUSSEL	100.00%	-----
NV	**VASTGOEDMAATSCHAPPIJ FRANKRIJKSTRAAT** Fonsnylaan 49A - 1060 BRUSSEL BE 433 939 101	100.00%	-----
NV	**WOODPROTECT BELGIUM** Wiedauwkaai 91A - 9000 GENT BE 442 279 220	99.89%	-----
NV	**EURO IMMO STAR** Brogniezstraat 54 - 1070 BRUSSEL BE 451 777 894	99.98%	-----
SA	**INSTRUCTION** Rue Brogniez 54 - 1070 BRUXELLES BE 480 161 381	100.00%	-----
SA	**IMMO INSTRUCTION** Rue Brogniez 54 - 1070 BRUXELLES BE 480 161 183	100.00%	-----
NV	**TRANSURB TECHNIRAIL** Rue Ravenstein 60 B 18 - 1000 BRUXELLES BE 413 393 907	88.00%	-----
SA	**RAILTOUR** Av. de la porte de Hal 40 - 1060 BRUXELLES BE 402 698 765	95.44%	+0.02%
SA	**RAILTOUR TO** Av. de la porte de Hal 40 - 1060 BRUXELLES BE 458 946 095	100.00%	-----
BV	**E1/FRANCE** Mandenmakersstraat 1 - NL - 3334 KE Zwijndrecht	100.00%	-----
	DRY PORT DUNKERQUE à Directoire et à Conseil de surveillance Port Ouest de Dunkerque F - 59279 LOON-PLAGE	89.76%	-----
SA	**SOCIETATAE COMERCIALA « INGINERIE PENTRU TRANSPORTURI URBANE SI FEROVIARE »** Str. Frunzei 26 Sector 2 BUCURESTI 73218 - ROMANIA	100.00%	-----
	TRANSURB – TUC RAIL Association Momentanée Rue Ravenstein 60 B 18 - 1000 BRUXELLES	100.00%	-----
BV	**ADORODA** Haaksbergweg 19 NL-1101 BP AMSTERDAM	100.00%	-----
GmbH	**HAEGER & SCHMIDT INTERNATIONAL** Vinckeweg 20-22 D - 47119 DUISBURG	100.00%	-----
MbH	**ABX LOGISTICS BETEILIGUNGSGESELLSCHAFT** Wörthstrasse 110 D-47053 DUISBURG	100.00%	-----
GmbH	**ABX LOGISTICS SAFETY FIRST** Lindleystrasse 19 D-60314 FRANKFURT AM MAIN	100.00%	-----
MbH	**POP VERWALTUNGSGESELLSCHAFT FUR PROZESSLOGISTIK** Am Mittelkai 9 D-70327 STUTTGART	64.00%	-----
MbH	**POP GESELLSCHAFT FUR PROZESSLOGISTIK & Co.KG** Am Mittelkai 9 D-70327 STUTTGART	64.00%	-----
GmbH	**ABX LOGISTICS DEUTSCHLAND** Head Office Controlling, Wörthstrasse 110 D-47053 DUISBURG	100.00%	+ 10%
Inc.	**ABX LOGISTICS (USA)** 8010 Roswell Road, Suite 300 ATLANTA, GEORGIA 30350 (USA)	100.00%	-----
Inc.	**ABX LOGISTICS (AMERICAS)** 8010 Roswell Road, Suite 300 ATLANTA, GEORGIA 30350 (USA)	100.00%	-----
Ltda.	**ABX LOGISTICS (ARGENTINA)** Av. Belgrano 615 ARGENTINA - C1092AAG - BUENOS AIRES	100.00%	-----
Ltda.	**ABX LOGISTICS (CHILE)** Encomenderos 113, Piso 6 LAS CONDES 6760252 Santiago de Chile - CHILE	100.00%	-----
	ABX LOGISTICS (MEXICO) Despachos 1107 & 1108 Edificio Plaza Indiana 260 Pisso 11 Mexico City CP 03710 - MEXICO	100,.00%	+ 49%
	ENKOMION Gundstückverwaltungsgesellschaft	94.00%	in the consolidation in 2004
	MAGENTA Gundstückverwaltungsgesellschaft	94.00%	in the consolidation in 2004

2 A. SUBSIDIARIES CONSOLIDATED BY INTEGRATION (continued)

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to the previous year
SA	**ABX LOGISTICS (ESPANA)** C/ de l'Antartic 102-110 Zona d'Activitats Logistiques (ZAL) E-08040 BARCELONE	100.00%	-----
GmbH	**ABX LOGISTICS INT. (DEUTSCHLAND)** Langer Kornweg 36 D-65451 KELSTERBACH	100.00%	-----
GmbH	**ABX CONTRACT LOGISTICS** Wörthstrasse 110 D-47053 DUISBURG	100.00%	-----
Inc.	**ABX LOGISTICS (CANADA)** 3160 Orlando Drive, Unit B Mississauga/Ontario CANADA L4V 1.R5	100.00%	-----
GmbH	**TEXTIL-AUFBEREITUNG WESER-NORD** Grauwallring 50 D-27580 BREMERHAVEN	100.00%	-----
GmbH	**COLLICO VERPACKUNGSLOGISTIK UND SERVICE** Am Blumenkampshof 80 D-47059 DUISBURG	100.00%	-----
Lda	**ABX LOGISTICS PORTUGAL** Rua Veloso Salgado 619/3 P-4450 801 LECA DE PALMEIRA	100.00%	-----
	ABX LOGISTICS Air & Sea (France) 1, Rue du Pré F-95700 ROISSY	100.00%	-----
	LACOMBE TRANSPORTS INTERN. 45, Route d'Apremont F-73000 BARBERAZ CHAMBERY	100.00%	-----
	MITJAVILE 229, Avenue de l'Epinette F-33500 LIBOURNE	100.00%	-----
SpA	**SAIMA AVANDERO** Via Dante 134 I-20090 LIMITO DI PIOLTELLO	98.93%	-----
SpA	**MESSAGGERIE TRASPORTI NAZIONALI** Via dei Trasporti 8 I-41012 CARPI (MO)	100.00%	-----
Srl	**MGM LINES** Via Dante 132/134 I-20090 LIMITO DI PIOLTELLO	51.00%	-----
SpA	**SAIMA SERVIZI** Via Dante 132/134 I-20090 LIMITO DI PIOLTELLO	100.00%	-----
Srl	**TAST CAVALLI TRASPORTI INTERNAZIONALI** Via Ippodromo 9 I-20151 MILANO	100.00%	-----
SA	**ABX LOGISTICS/SAIMA** Via Passeggiata 24 CH-6828 BALERNA	100.00%	-----
GmbH	**ABX LOGISTICS (AUSTRIA)** Gewerbestrasse 7 A-9601 ARNOLDSTEIN 97	100.00%	-----
Srl	**LOGITEX** Viale Matteotti 8 I-BIELLA	100.00%	-----
Srl	**SICILIA DISTRIBUZIONE MERCI** Via Badia 70 I-PALERMO	90.00%	-----
Srl	**SAVES** Blocco 1.3 Interporto I-BOLOGNA	100.00%	-----
BV	**ABX LOGISTICS INTERNATIONAL** (Nederland) Reykjavikweg 2 NL-1118 LK SCHIPHOL	100.00%	-----
BV	**ABX LOGISTICS NEDERLAND** Mandenmakersstraat 1 NL - 3334 KE ZWIJNDRECHT	100.00%	-----
BV	**KERSTEN CONTINENTAL UNILOAD** Mandenmakersstraat 1 NL - 3334 KE ZWIJNDRECHT	100.00%	-----
BV	**VTS BEHEER** Gyroscoopweg 4-8 NL-1042 AB AMSTERDAM	100.00%	-----
BV	**ABX LOGISTICS DOMESTIC (Nederland)** Gyroscoopweg 4-8 NL-1042 AB AMSTERDAM	100.00%	-----
Ltd.	**KERSTEN HUNIK (N.I.)** 12 Plumtree Court GB - London EC4A 4HT	100.00%	-----
Ltd.	**ABX LOGISTICS IRELAND** 16, George's Quay DUBLIN 2 (Rep. IRELAND)	100.00%	-----
Ltd.	**KERSTEN HUNIK (IRELAND)** 16, George's Quay DUBLIN 2 (Rep. IRELAND)	100.00%	-----
Ltd.	**BLUEBELL TRANSPORT** 16, George's Quay DUBLIN 2 (Rep. IRELAND)	100.00%	-----
NV	**ABX LOGISTICS AIR & SEA WORLDWIDE** Industrielaan 14 1070 BRUSSEL	100.00%	-----
Sprl	**ABX LOGISTICS (Belgium)** Industrielaan 14 1070 BRUSSEL	100.00%	-----
Ltd.	**ABX LOGISTICS (HONG KONG)** 23/F Citicorp Centre, 18 Whitfield Road Causeway Bay, HONG-KONG	100.00%	-----
Bhd.	**ABX LOGISTICS (MALAYSIA) Sdn.** Level 1, Menara Sungei Way Jalan Lagun Timur, Bandar Sunway 46150 PETALING JAYA, SELANGOR (MALAISIE)	100.00%	-----
Ltd.	**ABX LOGISTICS (THAILAND)** 8 Fl, Tavich Building 61 Kasemrath Road, Klongtoey BANGKOK 10110 (THAILAND)	100.00%	-----
Ltd.	**ABX LOGISTICS (SINGAPORE) Pte.** 10 Changi South Street 2 SINGAPORE 486596	100.00%	-----
Ltd.	**ABX LOGISTICS (TAIWAN) SEA&AIR FREIGHT** 10 F, 275 Nan King East Rd.Sec.03 TAIPEI (TAIWAN)	100.00%	-----
Ltd.	**ABX HOLDING (THAILAND) Co.** 8 Fl, Tavich Building 61 Kasemrath Road, Klongtoey BANGKOK 10110 (THAILAND)	100.00%	-----
Ltd.	**ABX LOGISTICS (BANGLADESH)** 122 New Eskaton Road, 1e Fl DHAKA - 1000 BANGLADESH	75.00%	-----
Ltd.	**ABX LOGISTICS (SHANGHAI) Co.** Unit B/2F 18 Auna Road, Wai Gao Qiao Ftz CHINA - SHANGHAI	100.00%	-----
Inc.	**ABX PAN-GLOBE LOGISTICS** Eraldi bldg ZA Johanne Str. BO.Ibayo, Brgy Sto. Nino Paranaque, Metro Manila 1704 MANILA/PHILIPPINES	85.69%	-----

2 A. SUBSIDIARIES CONSOLIDATED BY INTEGRATION (continued)

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to the previous year
GmbH	**ABX TRANSPORT & LOGISTICS** Wörthstrasse 110 D-47053 DUISBURG	100.00%	-----
BV	**ABX LOGISTICS HOLDING (Nederland)** Mandenmakersstraat 1 NL - 3334 KE ZWIJNDRECHT	100.00%	-----
	PT ABX LOGISTICS INDONESIA Ratu Plaza Building 31e F *JL-Jend Sudiman n°9 10270 - JAKARTA - INDONESIA*	100.00%	-----
Ltd.	**ABX - HAE YOUNG KOREA** 8 F Hanil Bldg 64-5, Chungmuro 2, Chung-gu 100-012 KOREA-CHUNG-KU SEOUL	85.00%	-----
	ABX RUSSIE 24/2 Rue Tverskaya - Bât 1 RU-103050 RUSSIE	100.00%	-----
Ltd.	**ABX LOGISTICS (UK)** 3, Cloth Street Long Lane GB-EC1A2LD LONDON	100.00%	-----
Ltd.	**ABX LOGISTICS JAPAN** Kusumoto Dai 8 Bld 2F 16-18 Fukushima 5-Chama OSAKA 553-0003 (JAPAN)	50.92%	-----
Ltd.	**SAIMA AVANDERO HONG KONG** 8 Wang Kwong Road KOWLOON BAY HONG KONG (CHINE)	100.00%	-----
Ltd.	**ABX LOGISTICS (BASILDON)** 3, Cloth Street Long Lane GB-EC1A7LD LONDON	100.00%	-----
SAS	**ABX LOGSTICS Eurocargo (France)** 18, Place de la Gare F – 59100 Roubaix	100.00%	in the consolidation in 2004

2 B. 2. SUBSIDIARIES NOT CONSOLIDATED BY GLOBAL INTEGRATION

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to previous year
mbH	**KREAS GRUNDTÜCKVERWALTUNGSGESELLSCHAFT U CO. UMSCHLAGHALLE I DUISBURG OHG** Wilhelm-Theodor-Römheld-Str. 30 D-55130 MAINZ	90.00%	art.107 - 3°
	TRANSURB FINANCE Bd Prince Henri 3B 1724 LUXEMBURG	99.99%	art.107 - 3°
	TRANSURB TECHNICAL ASSISTANCE	100.00%	art.107 - 3°
	TRANSURB INTERNATIONAL MOSCOU	100.00%	art.107 - 3°
SA	**TRANSURB ARGENTINE** Posadas 1120 16° B 1011 BUENOS AIRES - ARGENTINE	99.00%	art.107 - 3°
	TRANSURB CONSULT (MALAYSIA) SDN. BHD Jalan Sultan Ismail P.O. Box 12337 KUALA LUMPUR MALAISIE	99.99%	art.107 - 3°
	TRANSURB GABON B.P. 6192 LIBREVILLE GABON	100.00%	art.107 - 3°
Inc	**SAIMA AVANDERO** 45 Rockfeller Plaza, Suite 3162 USA – 10020 NEW YORK	100.00%	art.107 - 1°
GmbH	**GRUNDBESITZ & Co. BRAVO UNIFORM KG** Willinghusener Weg 5b D-22113 OSTSTEINBECK	94.00%	art.107 - 1°
Ltd.	**THL CONTAINER LINE** 23/F Citicorp Centre, 18 Whitfield Road Causeway Bay, HONG-KONG	100.00%	art.107 - 1°
mbH	**KABYLE GRUNDSTÜCKSVERWALTUNGS-GESELLSCHAFT& Co. RADEBEUL OHG** Wilhelm-Theodor-Römheld-Str. 30 D-55130 MAINZ	90.00%	art.107 - 1°
mbH	**LIAS GRUNDSTÜCKSVERWALTUNGS-GESELLSCHAFT & Co. LOGISTIC CENTRUM DUISBURG OHG** Wilhelm-Theodor-Römheld-Str. 30 D-55130 MAINZ	90.00%	art.107 - 3°
mbH	**LIMONIT GRUNDSTÜCKSVERWALTUNGS-GESELLSCHAFT & Co. UMSCHLAGHALLE II DUISBURG OHG** Wilhelm-Theodor-Römheld-Str. 30 D-55130 MAINZ	90.00%	art.107 - 3°
mbH	**KITHORA GRUNDSTÜCKSVERWALTUNGS-GESELLSCHAFT & Co. OBJEKT KELSTERBACH OHG** Wilhelm-Theodor-Römheld-Str. 30 D-55130 MAINZ	90.00%	art.107 - 3°

3 A. JOINT VENTURES INCLUDED IN CONSOLIDATION USING THE PROPORTIONAL CONSOLIDATION METHOD

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to the previous year)
SA	**PUBLIFER** Boulevard de la Plaine 5 1050 BRUXELLES BE 402 695 993		
	Représentation proportionnelle des deux actionnaires.	50.00%	-----
SC	**THALYS INTERNATIONAL** Place Stéphanie 20 Boîte 15 1050 BRUXELLES		
	Décisions communes.	30.00%	-----
Ltd.	**EUROSTAR GROUP** Eurostar House - Waterloo Station GB - LONDON SE1 8SE		
	Décisions communes.	33.33%	-----
EWIV	**EURATEL** Europaplatz 1 A-1150 WIEN		
	De par sa nature juridique, le groupement est assimilé à une filiale commune.	Created without capital	-----
NV	**BENE RAIL INTERNATIONAL** Hallepoortlaan 40 1060 BRUSSEL BE 479 863 354		
	Représentation proportionnelle des deux actionnaires.	50.00%	
ESV	CIGOGNE-SHUTTLE Hoogveld 85 9200 DENDERMONDE BE 461 827 193		
	De par sa nature juridique, le groupement est assimilé à une filiale commune.	Created without capital	-----
EESV	**C.A. NORTH EUROPEAN NETWORK** Rue de France 85 1060 BRUXELLES BE 459 041 711		
	De par sa nature juridique, le groupement est assimilé à une filiale commune.	Created without capital	-----
SAS	**SHORT SEA TERMINAL DUNKIRK** Terminal Roulier du Port Ouest F-59279 LOON-PLAGE		
	Représentation proportionnelle des deux actionnaires.	50.00%	-----
SA	**COIL TERMINAL** Schaliënstraat 3 2000 ANTWERPEN BE 412 581 580		
	Représentation proportionnelle des deux actionnaires.	50.00%	-----
GEIE	**IV-INFRA/TUC RAIL** Noordhoek 37 NL - 3350 CD PAPENDRECHT	50.00%	-----
Srl	**IMMOBILIARE M.E. CARPI** Via Vincenzo Monti 120 I-MODENA		
	Décisions communes.	50.00%	-----
Srl	**IMMOBILIARE M.E. BOLOGNA** Via Vincenzo Monti 120 I-MODENA		
	Décisions communes.	50.00%	-----

3 B. JOINT VENTURES INCLUDED IN CONSOLIDATION NOT USING THE PROPORTIONAL CONSOLIDATION METHOD

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Reason for exclusion
GIE	**EURAIL GROUP**	3.28%	art.107 - 1°

4. COMPANIES VALUED USING THE EQUITY METHOD

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to the previous year)
SA	**LIEGE LOGISTICS INTERMODAL (L.L.I.)** Rue de l'aéropostale 25 4460 Grace Hollogne	45.12%	------
SA	**BELGORAIL** Rue Ravenstein 60 1000 Bruxelles BE 865 739 846	33,33%	In the consolidation in 2004
NV	**WONINGKREDIET VOOR SPOORMANNEN** Fonsnylaan 49 1060 BRUSSEL NN 403 265 325	100.00%	-----
	EUROFIMA Europese maatschappij voor de financiering van de spoorwegmaterieel		
	Ritterhof/Rittergasse 20 - Case Postale CH-4001 BALE	9.80%	-----
SA	**SCHELDE CONTAINER TERMINAL NOORD** Stadswaag 7 - 8 2000 ANTWERPEN BE 452 791 248	33.00%	-----
SA	**SEA RAIL** Skaldenstraat 1 9042 GENT BE 465 812 905	35.00%	-----
	ABX LOGISTICS (France) 18 Place de la Gare F-59100 Roubaix	100.00%	art.110

4. COMPANIES VALUED USING THE EQUITY METHOD (continued)

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)	Variance in the capital held (in %) to the previous year)
SA	**IC WEST** 9 Place de la Gare L-1616 LUXEMBOURG	35.00%	-----
NV	**TRANSPORT RAIL WEG** Havenlaan 100 1000 BRUSSEL BE 405 772 081	47.58%	+0.20%
SA	**TERMINAL ATHUS** Rue du Terminal 1 6791 ATHUS BE 419 149 074	24.90%	-----
SA	**DRY PORT MOUSCRON-LILLE INTERNATIONAL** Boulevard de l'Eurozone 97 7700 MOUSCRON BE 460 426 930	23.96%	-3.26%%
BV	**SITRA** Maaskade 85 NL-3071 NE Rotterdam	48.98%	In the consolidation in 2004
NV	**IFB SERVICE CENTER** Wapenstilstandlaan 47 2600 BERCHEM BE 472 910 632	30.00%	-----
NV	**ANNEIS** Ten Stadhuize - Grote Markt 1 2000 - Antwerpen	49.05%	-----
GmbH	**FCL LOGISTIK VARWALTUNGS** Am Wall 127 D-28195 BREMEN	25.00%	-----
GmbH	**FCL LOGISTIK & Co. KG** Am Wall 127 D-28195 BREMEN	25.00%	-----
GIE	**PRISME** Avenue de la Porte de la Chapelle 9 F-75018 Paris	33.33%	art.110
	FRANCE AIR GROUPAGE Aéroport 8, Rue des 2 Cédres F-93290 TREMBLAY ROISSY	50.00%	-----
	FLANDRE EXPRESS 2, Bd du Petit Quinquin F-59273 FRETIN	25.00%	-----
BV	**RAIL-WEB** Seattleweg 15 NL - 3195 ND PoBox 544 3190 AL ROTTERDAM	100.00%	art.110
NV	**CNC FERRY-BOATS INTERMODAL** Frankrijkstraat 85 1060 BRUSSEL BE 462 887 067	50.00%	art.110
NV	**HASSELT STATIONSOMGEVING** Ridderstraat 48 3500 HASSELT BE	50.00%	------
SAS	**NORD FRANCE TERMINAL INTERNATIONAL O.U.** Port Ouest de Dunkerque – BP 53 F – 59279 LOON-PLAGE	30.00%	------
SA	**SAIMA AVANDERO** Avenue de Cortenbergh 75 1000 BRUXELLES	100.00%	-----

5. AFFILIATED ENTERPRISES NOT EQUITY ACCOUNTED

	NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)
Sarl	**AFFRETEMENTS VAN REETH** 53 bis, Quai des Grands-Augustins F-75006 PARIS	26.00%
	ABX LOGISTICS EGYPT 14, Omar Ben Katab Off Nasr Str., Ramo Buildings Nasr City – Cairo - Egypt	20.00%
mbH	**JIANGXI CHINESISCH-DEUTSCHE GESELLSCHAFT FUR WIRTSCHAFTLICHE UND TECHNISCHE ZUSAMMENARBEIT** Wörthstrasse 110 D-47053 DUISBURG	50.00%
BV	**E1 LOGISTICS** Boompjes 40 NL-3011 XB Rotterdam	100.00%
	ILE DE FRANCE TRANSPORTS 112-120 Rue Vaillant - Couturier F-93130 NOISY-LE-SEC	49.00%
	SAIMA CASPIAN 2E, Abai Street – Room 104 455002 Atyrau - KAZAKHSTAN	50.00%
Ltd.	**SAIMA NIGERIA** 7/9 Burma Road Apapa NIGERIA - LAGOS	40.00%
Ltd.	**CTS-SAIMA AVANDERO INT. CARGO TRANSPORTATION COMPANY** Chaoyang District - Beijing PEKIN - CHINE	49.00%
Ltd.	**RAPIDO HORSE SERVICES (UK)** High Street 120 - Newmarket-Suffolk GB-SUFFOLK	50.00%
Srl	**AB TRAVEL** Via Ippodromo 9 I - MILANO	20.00%
Srl	**GESTIONE MAGAZZINI ABBIGLIAMENTO** Via Degli Speziali 32 I - ARGELATO (Bologna)	25.00%
Ltd.	**NATIONWIDE CLEARING & FORWARDING** 7/9 Burma Road Apapa NIGERIA - LAGOS	40.00%
Ltd	**ABX LOGISTICS (AUSTRALIA) Pty**. 9 Trade Park Drive, Tullamarine, Vic 3043 MELBOURNE (AUSTRALIA)	35.00%

6. OTHER ENTERPRISES (NO SUBSIDIARIES NOR AFFILIATED)

Companies not referred to in numbers 1 to 5 of the notes, in which the companies included in the consolidation and those outside the consolidation hold a stake of at least 10 %.

NAME, location and, for companies registered in Belgium VAT NUMBER or NATIONAL NUMBER	Share of capital held (in %)
EUROPEAN BULK TERMINALS SA	14.07%
Skaldenstraat 1 9042 GENT BE 447 744 674	
INTER-CAPITAL AND REGIONAL	14.29%
RAIL LIMITED Worthy Park House	
Abbots Worthy, Winchester GB-HAMPSHIRE SO21 1 AN	
INTERCONTAINER-INTERFRIGO CV	11.52%
Frankrijkstraat 85 1060 BRUSSEL BE 403 449 724	
CHARLEROI DRY PORT	14.29%
Rue de Marcinelle 88 6000 CHARLEROI BE 468 920 664	
AIR TERMINAL HANDLING FRANCE	10%
SGT	10%
CONSORZIO SPEDIZIONIERI TOSCANI	18%
S.G.I.D. Owendo - Libreville, GABON	11.10%

7. CRITERIA OF VALUATION

Preparation of the accounts

The consolidated accounts are drawn up in compliance with the Belgian accounting legislation, in line with the provisions of the royal decree dated 30 January 2001 on consolidated accounts.
The consolidated accounts are in euros.
The accounting principles are the same as those applied to both the previous financial year and the individual accounts of SNCB, the consolidating company. The valuation standards are uniform for all enterprises included in the consolidation. Where necessary, adjustments were made insofar they had a substantial effect with regard to the principle of providing an accurate portrayal of accounts. The same applies to the transfer of valuations into economic valuation based on the fiscal regulations.

Consolidation

The consolidation includes, besides SNCB, parent company, all its subsidiaries, joint ventures and affiliated enterprises. Some enterprises are nevertheless excluded, either when, given their negligible overall weight, it would have no effect on the valuation of the assets, the financial situation or the consolidated result, or when the necessary information to include them in the consolidation cannot be obtained without unreasonable cost or delay.

.The accounts of the entirely or proportionally consolidated enterprises, as well as the share of equity capital of the companies consolidated using the equity method, are included in the consolidated accounts as of the date the inspection actually started or a date nearby.

Elimination of reciprocal performances

Pursuant to article 144 the amounts payable and receivable having a counterpart in another enterprise included in the consolidation, are left out of the Consolidated Balance Sheet.

Pursuant to article 146, the following were removed from the Consolidated Income Statement:

1. reciprocal revenues and expenses relating to transactions carried out between companies included in the consolidation;
2. profits and losses included in the value of an asset, which appears on the Consolidated Balance Sheet and which was acquired by the consolidating company or by one of the companies included in the consolidation;
3. capital gains and losses on shareholdings in the consolidating company or in subsidiaries included in the consolidation or accounted for by the equity method, transferred to the consolidating company or to subsidiaries included in the consolidation;
4. dividends paid by the consolidating company or by subsidiaries included in the consolidation to the consolidating company or to subsidiaries included in the consolidation;
5. write-downs on the value of participations in the consolidating company or in subsidiaries included in the consolidation, or accounted for by the equity method.

The sales of fixed assets within the Group were not restated because these transactions were concluded under normal market conditions and do not significantly affect the assets, the financial situation and the results of the consolidated whole.
The elimination of internal results would give rise to disproportionate expenses (article 146 paragraph 3).

Conversion of financial statements into foreign currency
Asset and liability items, rights and commitments and the profits and losses in foreign currency are converted into € according to the closing rate method, viz.:

1. foreign currency not taking part in the single currency:
   (I) equity capital and participations subject to consolidation or the equity method, are converted at the rate of the day they entered the consolidation (historical rate);
   (II) all other assets and liabilities, both monetary and non-monetary, rights and commitments are converted at closing rate;
   (III) expenses and revenues are converted at the average rates of the financial year;

2. foreign currencies of countries taking part in the single currency: all asset and liability items, rights and commitments and pro fits and charges are converted at the parity rate as determined by the European Union, with the exception of the equity capital of the participations subject to consolidation or equity method of the companies consolidated for the first time before 1 January 1999; these elements are converted at the rate of the day they entered the consolidation (historical rate).

Derived financial instruments and covering transactions
The group makes use of derived financial instruments to protect itself against exchange and interest rate risks resulting from its operational, financial and investment activities. In accordance with its treasury management policy the group has no financial instruments and issues none for speculative ends. The financial instruments used for covering transactions are recorded the same way as the covered elements. As a result, the mutually compensating gains and losses are recorded on the income statement of the same year. The group considers the instruments derived from the interest rates to be elements to cover debts.
The interest difference to be paid or received, according to the agreements, is recorded as interest charge adjustments, and this throughout the term of the agreements.

Alternative financing operations
Besides traditional operations of the type sale and lease back and sale and rent back, other alternative financing operations are applied. There are two types:

1° sale and lease back with advance payment of rentals at the closing date of the operation, either directly to the lessor or through deposits opened in the name of the lessee but with the latter not being able to use the amount pledged.
Advance payments of rentals, less the gross profit of the operation, are recorded under tangible fixed assets and these assets are amortised over the original residual life of the immovable property to which these agreements apply.
The differences between rentals and selling prices of assets are taken either on the liability side, to the adjustment accounts as income to be carried forward, or are recorded as extraordinary charges. The income to be carried forward is recorded under extraordinary results, pro rata the duration of the operations concerned;

2° *rent and rent back* and *concession and concession back*: SNCB rents the assets concerned to trusts which, in turn, rent them back to SNCB, with the rent of the goods, on the part of the trusts, being fully paid in advance on the closing date.
SNCB enters the rent paid in advance on an account of income to be carried forward, itself moderated by the payments made for the SWAPS concluded by SNCB in view of the forward purchase of the required foreign currencies for the payment of the future rentals and the repurchase option of the rights granted to the trusts in view of the rental or concession.
Part of the thus entered income to be carried forward is invested as liquid assets on an equity account in order to guarantee the non-realized coverage of payments under the terms of the swap. The income to be carried forward, less this investment, represents the NPV of the operation or the SNCB profits resulting from this operation. If the third party draws up rent invoices in advance, these are recorded as trade debts via a charges to be carried forward account. One single operation involves compensation for the charges and income to be carried forward. For the duration of the operation the incoming flows (security of the swap and the equity account) and the outgoing flows (payment of the option and the rentals) are entered systematically on the income to be carried forward account or are deducted from the latter.
The equity account interests are cumulated on the deposit credit, to be added to the account of the profits to be carried forward, either directly or through the income statement. The NPV of the operation is spread over its entire length and entered annually on the income statement under item other financial income, by withdrawal from the income to be carried forward.

Consolidation variances

For each enterprise included in the consolidation, the share of the equity capital is compensated by the carrying value of the shares representing this equity capital in the accounts of the companies that own them.

Compensation takes place, for each subsidiary, on the date the shares were acquired or a date nearby. When a company, not having been subject to consolidation or the equity method before, is consolidated for the first time, the compensation takes place on the starting date of the financial year to which the consolidated account of the company consolidated applies for the first time. The difference between the carrying value of the participations and the proportional share in the equity capital of the consolidated company, is, as much as possible, taken to the asset and liability items which have a higher or lower value than their carrying value in the accounts of the subsidiary concerned. The remaining variance is entered on the consolidated balance sheet under item "Consolidation variances", on the asset side when positive, on the liability side when negative. If positive and negative differences bear on the same subsidiary, they are compensated.

The positive consolidation variances are charged to the income statement, amortised via the financial charges over:

1° 1 year if the amount is inferior or equal to € 250,000;

2° five years at the most if:

- (I) the amount ranges between € 250,000 and € 1,250,000; AND
- (II) the company is not integrated in a subgroup with mutual synergies between companies;

3° fifteen years at the most if:

- (I) the amount exceeds € 1,250,000; OR
- (II) the company is integrated in a subgroup with mutual synergies between companies.

The positive consolidation variances are subject to separate amortizations; via the extraordinary results, if, as a result of changing economic circumstances it is no longer economically justified to maintain them in the balance sheet against that value.

Negative consolidation variances are recorded on the liability side. When however a variance corresponds, at the time of assessment, to an expected unfavourable development of the results of the subsidiary involved, or to charges which this company is expected to cause, it is included in the consolidated income statement insofar and at the time these prospects become reality.

Financial assets

Participations ranked under long-term assets include participations in companies not controlled by the group or subsidiaries left outside the consolidation scope.

If the group holds directly or indirectly over 20 % of the voting rights and/or has a significant influence on the financial and operational policy of a company, these participations are considered as associated undertakings, companies consolidated according to the equity method. The same applies to subsidiaries left out of the consolidation scope because these are subsidiaries that do not meet the going concern principle or subsidiaries whose activities are so different that including them in the consolidation would affect the true picture.

Other long-term participations are recorded at acquisition cost, less the amounts reserved for the permanent diminutions in value of these participations. The same applies to the subsidiaries left outside the consolidation scope due to their negligible importance or disproportionate costs and/or an unjustified delay to obtain the necessary information in view of their consolidation. Amounts receivable are posted at their nominal value and write-downs are recorded if the partial or full payment of the amounts receivable upon maturity is uncertain.

Capital

The item capital includes only the capital of SNCB, consolidating company. Legal and statutory regulations stipulate that shares are annually allocated to the State for the amount of the sums paid by the latter in view of the financing of investments for the renewal, alteration and construction of the infrastructure and the financing of investments for the construction and alteration of rolling stock to be used for domestic passenger transport.

Annual withdrawals are allowed on the part of the capital constituted by the sums stated in the paragraph above, totalling a maximum of:

1° the net annual allocations to the depreciations of tangible and intangible fixed assets used for public service obligations;

2° for each financial year until the financial year ending on 31 December 2005: the dividends granted in compensation of preference shares, issued in view of the financing of the investments required for the HST project.

Moreover those withdrawals must not exceed the investment credits granted by the State for the year concerned plus maximum 25 %, where withdrawal for the part dividend takes priority over the part write-down.

Provisions

Provisions are recorded at closing when a company of the group has a commitment resulting from a past event and when an expense affecting the result is likely to be necessary to honour this commitment. The recorded amount corresponds with the estimate, as accurate as possible, of the expense required to meet the obligation existing on the balance sheet date.

Except in case of commitments taken on the initiative of SNCB, no provisions are created for the payment of pensions to SNCB personnel, since this is provided for by Regulation 1192/69 of the European Union and the Management Contract concluded between the State and SNCB. The underlying principles that apply to the retirement and surviving dependants' pensions can be summarised as follows:

1° SNCB pays out the retirement and surviving dependants' pensions. These amounts are entered on the income statement under "Remuneration, social security and pensions";
2° the contributions of the staff on active duty with regard to the pension scheme remain within SNCB and are entered on the income statement under "Other operating income";
3° the State contribution for pension standardization is also recorded under "Other operating income".

The net cost for SNCB equals the employer's contribution which the Company would have to pay in the private company system, plus the pension supplements allocated on the initiative of SNCB itself. Provisions are constituted for these supplementary pensions.

Restructuring provisions

Several legal provisions and regulations for restructuring applying specifically to SNCB have been introduced since 1998. The company has been able to constitute a provision for restructuring costs up to three times during this period:

1° In 1988 a provision for restructuring costs of € 371.84 million was constituted, pursuant to article 164 of the programme-law of 30 December 1988, by means of direct withdrawal from the account "Reestablishment of the value of intangible fixed assets";
2° Pursuant to the Royal Decree of 30 September 1992, sanctioning the first Management Contract, a provision of € 297.47 million was transferred to the liability side of the balance sheet on 30 June 1992, by withdrawal of a proportional amount from the State capital;
3° Article 57 of the Act of 20 December 1995 regarding fiscal, financial and miscellaneous provisions allowed the company to transfer, on 1 January 1996, the amount stated under "capital subsidies" on 31 December 1995 (subsidies granted by the State without intervention of the European Community), i.e. 2 279.11 million, directly to the item "Provisions for liabilities and charges".

These provisions were, with the permission of the legislator, constituted outside the income statement. The write-back of these provisions for restructuring costs are entered on the income statement of the financial year during which they took place.

State contributions

The relations between SNCB and the State are laid down in a five-year agreement determining all the rights and obligations of either party, since SNCB is an essential element in the transport and mobility policy of the Government.
The tasks performed by SNCB in view of its public service obligations, as determined by law, are the following:

1° the domestic transport of passengers by regular service trains, including the maintenance of the rolling stock used in this respect;
2° the acquisition, construction, maintenance, control and operation of the infrastructure;
3° obligations to be carried out by SNCB for the needs of the Nation.

The State pays financial contributions and compensation for the execution of these tasks.

These are recorded on the income statement under:

1° "Turnover" for the tasks regarding domestic transport of passengers with ordinary service trains and the maintenance, management and operation of the infrastructure;

2° "Other operating income", for the tasks with regard to pensions (cf. Provisions above) and industrial accidents;

3° "Other financial income" for the contribution to the costs of certain loans and alternative financing operations.

Furthermore the contributions for the acquisition and construction of the infrastructure and for the purchase of rolling stock are entered under capital (cf. Capital).

On the other hand the swaptions and securities whose clauses do not entirely match those of the corresponding debt are valued at closing against the lowest value of the acquisition cost or the market value.

Such a valuation against the Fair Value was revised to bring it on to a par with the valuation rules of the parent company.

Equity method for ABX Logistics France

Given that the SNCB Board on 1 December 2004 decided:

- that the complete disengagement from the activities remaining in France would now be the only course envisaged by SNCB for the 'Road Domestic' and 'Contract Logistics' activities;
- to task the management to embark as soon as possible on information and consultation with the staff representatives on this project, which needs to be implemented in a way compatible with the Community rules on the matter;
- the subgroup ABX France is integrated in the 2004 consolidation in line with the equity method.

As at 31.12.2004, the equity value of ABX France is

- € 196,554,264.43 (of which € -86,399,741.62 is net profit).

This equity value has been set at zero and a provision in the appropriate amount has been set up at SNCB.

Some of the provisions set up at the level of the companies have been adjusted in consolidation.

Accordingly, at SNCB, contraing of the 2002 allocation of € 123,224,440.00 (no impact on the 2004 consolidated result) and the 2004 allocation of € 23,000,000.00 designed to cover the risks linked to ABX France.

The 'Domestic' activity of ABX Logistics France was the subject of a contract (MBO) for which SNCB-Holding paid the sum of € 58,500,000.00 on 30 May 2005, entered into its statutory accounts (2005) through the use of the provision.

In the consolidated accounts, a provision was set up in 2004 for an appropriate amount.

8. STATEMENT OF FORMATION EXPENSES (in EUR)

	2004
Net carrying value, at end of preceding period	4,368,552.59
Movements during the period:	
- New expenses	75,006.99
- Amortisation	-4,294,656.88
- Other variances	-74,153.62
Net carrying value, at end of period	**74,749.08**
of which:	
- Costs of issuing initial share capital or increases thereof,	
loan issue costs and other set-up costs	74,749.08

9. STATEMENT OF INTANGIBLE FIXED ASSETS (in EUR)

	2004	
	R & D expenses	Concessions, patents, permits, etc
a) ACQUISITION COST		
At the end of preceding period	11,113,784.68	196,331,421.19
Movements during the period:		
- Acquisitions, including own production capitalised	373,553.43	44,661,452.12
- Transfers and disposals	-32,567.92	-5,279,134.24
- Transfers between items	351,044.52	943,126.51
- Translation differentials		84.81
- Other variances	24,425.92	-8,312,861.60
At the end of the period	11,830,240.63	228,344,088.79
c) DEPRECIATION AND WRITE-DOWNS		
At the end of preceding period	8,347,621.80	100,420,446.39
Movements during the period:		
- Recorded	1,220,511.99	25,879,095.40
- Excess written back		-2,257.05
- Acquisitions from third parties		
- Written off after transfer and disposal	-32,567.92	-3,851,978.12
- Transfers between items	-88,995.25	88,995.25
- Translation differentials		
- Other variances	24,425.93	4,175,072.67
At the end of the period	9,470,996.55	118,359,229.20
d) NET CARRYING VALUE AT THE END OF THE PERIOD	**2,359,244.08**	**109,984,859.59**

	Goodwill	Advance payments
a) ACQUISITION COST		
At the end of preceding period	10,314,619.01	1,229,288.63
Movements during the period:		
- Acquisitions, including own production capitalised	12,265,501.00	1,289,884.97
- Transfers and disposals	-1,520,070.76	-1,227.77
- Transfers between items		-1,294,171.03
- Translation differentials		
- Other variances	-2,813,345.18	-18,318.08
At the end of the period	18,246,704.07	1,205,456.72

9. STATEMENT OF INTANGIBLE FIXED ASSETS (in EUR) (continued)

2004	Goodwill	Advance payments
c) DEPRECIATION AND WRITE-DOWNS		
At the end of preceding period	5,216,540.33	
Movements during the period:		
- Recorded	488,767.80	
- Acquisitions from third parties		
- Written off after transfer and disposal	-1,520,070.76	
- transfers between items		
- Translation differentials		
- Other variances	-1,039,667.16	
At the end of the period	3,145,570.21	
d) NET CARRYING VALUE AT THE END OF THE PERIOD	**15,101,133.86**	**1,205,456.72**

10. STATEMENT OF THE TANGIBLE FIXED ASSETS (in EUR)

2004	Land and buildings	Plants, machinery and equipments	Furniture and rolling stock
a) ACQUISITION COST			
At the end of preceding period	3,444,427,455.37	8,474,926,107.58	2,675,263,853.53
Movements during the period:			
- Acquisitions, including own production capitalised	15,282,325.83	8,867,757.40	6,581,399.94
- Transfers and disposals	-26,600,289.71	-220,114,807.57	-222,655,161.31
- Transfers between items	96,912,877.21	343,677,353.15	162,508,577.69
- Translation differentials		2,019.21	2,776.35
- Other variances	-60,145,939.24	-10,707,568.57	-11,063,250.31
At the end of the period	3,469,876,429.46	8,596,650,861.20	2,610,638,195.89
b) CAPITAL GAIN			
At the end of preceding period	43,373,058.80	318,959.19	1,071,195.72
Movements during the period:			
- Recorded			
- Recorded	-8,805,808.10		
- Transfers between items			
- Other variances	-0.17		
At the end of the period	34,567,250.53	318,959.19	1,071,195.72
c) DEPRECIATION AND WRITE-DOWNS			
At the end of preceding period	773,684,706.61	4,395,839,089.86	1,331,433,790.08
Movements during the period:			
- Recorded	62,462,066.80	336,215,850.32	87,637,935.32
- Excess written back	-1,349,766.69	-2,864,046.72	-2,385,728.92
- Acquisitions from third parties	-641,774.89		
- Written off after transfer and disposal	-18,939,189.94	-214,449,531.99	-89,386,509.29
- Transfers between items	-2,858,204.00	-1,318,698.24	-16,021,737.06
- Translation differentials		-35.25	-482.65
- Other variances	-13,854,783.26	-8,941,035.48	-11,038,050.97
At the end of the period	798,503,054.63	4,504,481,592.50	1,300,239,216.51
d) NET CARRYING VALUE AT THE END OF THE FINANCIAL YEAR	2,705,940,625.36	4,092,488,227.89	1,311,470,175.10

10. STATEMENT OF TANGIBLE FIXED ASSETS in EUR) (continued)

	Leasing en similar rights	Other tangible fixed assets	2004 Assets under construction and advance payments
a) ACQUISITION COST			
At the end of preceding period	1,329,244,191.18	668,461,417.33	2,561,186,977.53
Movements during the period:			
- Acquisitions, including own production capitalised	30,468,776.13	19,821,304.01	1,560,653,464.13
- Transfers and disposals	-447,769.16	-108,728,088.68	-11,752.83
- Transfers between items	156,845,163.62	181,227,277.38	-941,171,249.05
- Translation differentials			
- Other variances	-60,001,130.68	-19,139,130.51	-40,082,183.89
At the end of the period	1,456,109,231.09	741,642,779.53	3,140,575,255.89
b) CAPITAL GAIN			
At the end of preceding period		7,091,204.17	
At the end of the period		7,091,204.17	
c) DEPRECIATION AND WRITE-DOWNS			
At the end of preceding period	412,546,770.44	348,334,374.63	1,000,000.00
Movements during the period:			
- Recorded	51,003,864.75	14,959,725.58,	
- Excess written back	-594,892.57	-940,690.82	
- Acquisitions from third parties			
- Written off after transfer and disposal	-924,743.38	-51,193,521.16	
- Transfers between items	-29,182,549.63	49,381,188.93	
- Translation differentials			
- Other variances	-31,418,426.04	-12,265,742.51	
At the end of the period	401,430,023.57	348,275,334.65	1,000,000.00
d) NET CARRYING VALUE AT THE END OF THE FINANCIAL YEAR	**1,054,679,207.52**	**400,458,649.05**	**3,139,575,255.89**
of which:			
- land and buildings	139,392,616.02		
- plants, machinery and equipment	3,710,747.77		
- furniture and rolling stock	911,575,843.73		

11. **STATEMENT OF FINANCIAL ASSETS** (in €)

	2004 Companies valued by way of the equity method	2004 Other companies
1. Participating interests		
a) ACQUISITION COST		
At the end of preceding period	510,906,449.57	27,720,770.56
Movements during the period:		
- Acquisitions	-109,985,403.77	1,815,103.42
- Transfers and disposals	-414,333,294.43	-1,037,667.60
- Transfers between items		-28,531.44
- Translation differentials	727,279.53	
- Other variances	196,555,783.89	20,440.37
At the end of the period	183,870,814.79	28,490,115.31
b) CAPITAL GAIN		
At the end of preceding period		2,995.62
Written off		-2,995.62
At the end of the period		
c) WRITE-DOWNS		
At the end of preceding period		14,127,534.10
Movements during the period:		
- Recorded		1,563,078.95
- Excess written back		-24,843.58
- Transfers between items		-379,844.36
At the end of the period		15,285,925.11
d) AMOUNTS NOT CALLED		
At the end of preceding period	1,500,000.00	1,519,177.59
Movements during the period		-1,519,177.59
At the end of the period	1,500,000.00	
e) MOVEMENTS IN THE SHAREHOLDERS' EQUITY OF COMPANIES CONSOLIDATED USING THE EQUITY METHOD	-79,623,229.27	
Share in this period's results	-78,274,646.63	
Elimination of dividends relating to this participation	-1,373,045.03	
Other changes in shareholders' equity	24,462.39	
NET CARRYING VALUE AT THE END OF THE PERIOD	**102,747,585.52**	**13,204,190.20**
2. NET CARRYING VALUE AT THE END OF THE PERIOD	14,299,200.84	60,652,595.16
Movements during the period:		
- Additions	87,968,485.04	3,004,105.23
- Repayments	-897,793.20	-57,346,221.28
- Recorded depreciations		
- Write-downs written back		
- Translation differentials		
- Others	8,983,495.17	
NET CARRYING VALUE AT THE END OF THE PERIOD	**101,369,892.68**	**15,293,974.28**
ACCUMULATED WRITE-DOWNS ON AMOUNTS RECEIVABLE AT THE END OF THE FINANCIAL YEAR		**-456,031.75**

12. STATEMENT OF CONSOLIDATED RESERVES (in EUR)

	2004
CONSOLIDATED RESERVES AT THE END OF THE PREVIOUS FINANCIAL YEAR	**-839,151,673.08**
Movements during the period:	
- Group share in the consolidated result	-132,353,812.28
- Other variances	-5,144,149.82
CONSOLIDATED RESERVES AT THE END OF THE FINANCIAL YEAR	**-976,649,635.18**

13. STATEMENT OF CONSOLIDATION VARIANCES AFTER APPLICATION OF EQUITY METHOD (in €)

	2004			
	Consolidation variances		Variances accounted for by the equity metho	
	positive	negative	positive	negative
NET CARRYING VALUE, AT THE END OF PRECEDING PERIOD	**47,536,939.52**	**58,462,509.37**		**161,749,821.83**
Movements during the period:				
- Variances resulting from an increase in shareholding percentages	15,183,712.59	12,672,264.77	2,662.41	506,398.76
- Resulting from a decrease in shareholding percentages		-765,604.03		-133,568,525.21
- Amortisation	-15,187,801.12		-2,662.41	
- Variances incorporated in result				
- Other variances	-27,432,936.56	27,433,025.07		-0.02
- Transfers between items				
other				
NET CARRYING VALUE, AT THE END OF PERIOD	**20,099,914.43**	**42,936,145.04**		**28,687,695.36**

14. STATEMENT OF AMOUNTS PAYABLE (in EUR)

A. BREAKDOWN BY REMAINING MATURITY OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	2004		
	DEBTS FALLING DUE		
	Within 12 months	Between 1 and 5 years from now	More than 5 years from now
Financial debts	752,671,860.38	1,559,832,823.98	4,075,962,201.99
1. Subordinated loans			
2. Unsubordinated debentures	448,338,230.00	659,029,203.00,	2,081,794,579.02
3. Leasing and other similar obligations	110,152,427.95	237,151,610.99,	620,592,956.23
4. Credit institutions	194,111,893.10	663,352,049.56,	1,373,267,594.73
5. Other loans	69,309.33	299,960.43,	307,072.01
Commercial debts	37,586,104.12	241,140,025.28,	85,080,673.48
1. Suppliers	37,586,104.12	241,140,025.28,	85,080,673.48
Down payment received on placed orders	775,066.04		
Other amounts payable	2,437.64	846,985.65,	521,730,927.05,
TOTAL	**791,035,468.18**	**1,801,819,834.91**	**4,682,773,802.52**

15. RESULTS FOR THE PERIOD

A. NET TURNOVER, in EUR (item I.A. on the income statement)

A1. Breakdown according to company activity and according to geographical markets

Activity sector	Africa	North-America	South-America	Asia	Europe	Oceania	TOTAL per Activity sector
Passengers					1 032 815 650,40		1 032 815 650,40
ParcelsEurocargo		135 840,64		1 393 212,30	503 736 223,47		505 265
276,41Parcels Air & Sea	187 878,72	73 432 791,83	2 054 746,38	10 519 396,18	33 434 352,84	1 010 636,85	120 639 802,80
Freight Eurocargo	129 271,09	346 626,35	949 966,35	142 758,90	542 485 284,29	670,99	544 054 577,97
Vracht air & Sea	82 864 778,00	82 813 209,62	42 169 244,27	278 641 764,48	251 975 147,90	12 777 231,98	751 241 376,25
Freight full loads					358 528 085,88		358 528 085,88
Operation Terminal logistics		9 950 718,99		1 084 290,46	211 236 281,08		222 271 290,53
Rent, concessions, .. Parcels					84 341 023,08		84 341 023,08
Consultancies & real estate					19 964 533,84		19 964 533,84
Service performances	2 870 402,39	2 136 293,33	44 651,88	40 665 616,58	84 933 328,20		130 650 292,38
Availibility of staff					10 302 392,59		10 302 392,59
Miscellaneous				1 448 210,91	779 860 430,91		781 308 641,82
Total per geographical zone	86 052 330,20	168 815 480,76	45 218 608,88	333 895 249,81	3 913 612 734,48	13 788 539,82	4 561 382 943,95

B. AVERAGE STAFF SITUATION, in units, AND PERSONNEL EXPENSES (in EUR)

	Fully consolidated companies	Proportionally consolidated companies
B1. Average number of employees	50,704	22
Manual staff	26,544	
Clerical staff	23,106	21
Managerial staff	910	1
Others	144	
B2. Personnel expenses (item II.C.)	2,925,483,254.30	1,335,362.03
Remuneration and social security	2,152,285,073.92	1,335,362.03
Pension costs	773,198,180.38	
Average number of staff employed in Belgium by the companies of the Group	1,199	18
B3. Temps and staff made available to the company		
Total number at closing date	611	15
Average number calculated in full-time equivalents	456	15
Effective number of hours worked	695,012	25,095
Costs to the company	38,829,472.58	1,382,016.91

C. EXTRAORDINARY RESULTS (in EUR)

C1. Breakdown of OTHER EXTRAORDINARY INCOME (item VII.F), if material	**2004**
- Zeroing of negative equity value of ABX Logistics France	196,554,264.43
- Extraordinary income following merger by absorption	58,654,706.41
- Spreading of the survalues as a consequence of alternative financing operations.	15,228,609.09
- Inventory correction	6,901,636.95

C2. Breakdown of OTHER EXTRAORDINARY INCOME (item VII.F), if material	**2004**
2004 payment relating to the disengagement from ABX France	17,000,000.00

16. OFF-BALANCE RIGHTS AND COMMITMENTS (in EUR)

A 1.	Personal securities laid down by the companies included in the consolidation or irrevocably affirmed as guarantees for debts or third-party commitments	232,618,066.07
3.	Goods and values held by third parties on their own behalf but to the benefit and at peril of the companies included in the consolidation – insofar these goods and values are off-balance	2,018,702,918.14
4.	a) Commitments to purchase tangible assets	919,539,270.00
5.	a) Rights resulting from transactions relating to:	
	. currencies bought forward	5,734,711,058.93
	. goods bought forward	10,882,104.91
	b) Commitments resulting from operations involving:	
	. currencies sold forward	5,734,711,058.93

C. Important pending disputes (possible liabilities)

Important pending disputes	Estimate of the financial impact
IRS contract	8,090,014,333.54
Guarantees offered by third parties on behalf of the company	4,186,897,676.52
Credits	3,516,206,024.92
Renting operations	1,485,823,401.73
Long-term rights of use of tangible fixed assets	1,428,140,788.43

Any Liabilities

In Germany:

On 14 December 2000 the private limited company ABX Logistics Bahntrans - in the meantime transformed into ABX Logistics (Deutschland) GmbH -, SNCB subsidiary through the private limited company ABX Transport & Logistics GmbH, was informed by the German minister of Mobility and Transport about the European Commission's inquiry into the alleged State aid that would have been deposited by Deutsche Bahn for the take-over of the Group by SNCB.

This inquiry follows a complaint filed in 1996 by a German association for the defence of competition, declaring that Deutsche Bahn AG would have granted special support to ABX Logistics (Deutschland) GmbH, both at its creation and later, for the construction of Freight centres and financing. This inquiry was officially announced in the Official Journal of the European Communities of 17.02.2001.

The German authorities submitted their answer to the European Commission, thus refuting all the accusations; likewise ABX Logistics (Deutschland) GmbH submitted their arguments to the European Commission in order to sup port the stance taken by Deutsche Bahn.

According to the law firm appointed by ABX Logistics Bahntrans GmbH to handle this dossier, the Commission decided, on 7 May 2002, to stop the procedure. The Commission however still has the right to launch a procedure of appeal. Based on this decision the company ABX Logistics GmbH holds the opinion that a negative outcome as a result of a possible appeal is unlikely.

Therefore no provisions have been constituted in the company accounts.

D. D. Commitments to retirement and survivor's pensions to the benefit of staff members or company managers and at the expense of the consolidated companies.

SNCB

€ 85,297,399.51, provisions for additional pensions resulting from restructuring (pensioning, availability and early retirement leave and conventional early retirement).

These provisions are calculated on the basis of the latest settlement rate for the current year and of the specific characteristics, such as the length of a retirement and survivor's pension and the percentage of a survivor's pension ensuing from a retirement pension.

Foreign Groups

Foreign Groups have, in addition to the legal system, an extra pension system of insurance premium payment.

17. RELATIONS WITH AFFILIATED COMPANIES AND COMPANIES LINKED BY PARTICIPATION THAT ARE NOT INCLUDED IN THE CONSOLDIATION (EUR)

	Affiliated enterprises		Companies linked by participation	
	2004	**2003**	**2004**	**2003**
1. FINANCIAL INVESTMENTS				
. Stocks and shares	381,973.35	377,853.06	28,620,566.59	278,015,658.89
2. AMOUNTS RECEIVABLE	30,637,106.84	15,952,809.18	16,658,836.51	18,572,939.13
. After more than one year	15,901,407.64	14,299,200.84		
. Within one year	14,735,699.20	1,653,608.34	16,658,836.51	18,572,939.13
3. SHORT-TERM INVESTMENTS	897,793.20	1,140,433.64		
. Amounts receivable	897,793.20	1,140,433.64		
4. AMOUNTS PAYABLE	6,154,271.43	1,294,606.86	663,522,299.11	716,317,937.47
. After more than one year			588,612,557.43	662,982,187.45
. Within one year	6,154,271.43	1,294,606.86	74,909,741.68	53,335,750.02
7. FINANCIAL RESULTS				
. Income from investments	263,498.60	267,464.48		
. Income from current assets	92,470.59	282,557.33		

Auditors' report on the consolidated accounts

General Assembly of 31 May 2005

In accordance with the legislation and regulations in force, we report on the execution of the audit task with which we were entrusted.

We conducted our audit of the consolidated annual accounts drawn up under the responsibility of the company's Board of Directors for the financial year closing on 31 December 2004. The balance sheet total for this accounting period was € 17,473,496,778.73 and the income statement showed a consolidated loss of € 132,353,812.28 (group share). We also verified the consolidated annual report.

Unqualified approval of the consolidated annual accounts, with an explanatory section

Our audits were conducted in accordance with the Belgian audit standards, issued by the Belgian Institute of Company Auditors. These professional standards stipulate that the audit must be organized and executed in a way that gives reasonable assurance that there are no significant inaccuracies in the consolidated accounts, taking into account the applicable legal and regulatory requirements in Belgium.

In accordance with these standards we have taken into account the administrative and accounting structures as well as the procedures of internal auditing. The Auditors obtained a clear response to all of their requests for explanations and information. We used sampling techniques to justify the amounts appearing in the consolidated accounts. We assessed the soundness of the accounting rules, the consolidation rules and significant accounting estimates made by the company, as well as the presentation of the consolidated accounts as a whole. We believe that the above-mentioned documents provide a sound basis for the expression of our opinion.

In conclusion, we believe that, taking into account the general and specific legal and statutory stipulations governing the parent company, the consolidated annual accounts as closed on 31 December 2004 provide a true picture of the assets, the financial situation and the results consolidated in compliance with the legal provisions and statutes applying in Belgium and that an accurate account is given in the explanatory section.

Without questioning the aforementioned unqualified approval, the Auditors draw attention to the elements of uncertainty described below that might affect the financial situation of the group.

The subgroups ABX Germany, ABX France and ABX Netherlands suffered important losses and their equities are strongly negative. Those entities can only pursue their activities on condition of continuing to receive the financial support scheduled in the restructuring plan approved by SNCB-Holding or of having access to other sources of finance.

As explained in the annual report, the Belgian State notified the European Commission on 28 November 2002 of rescue aid to be allocated to the ABX companies in France, Germany and the Netherlands. That aid was intended to bridge the continuity of activities of those companies during a limited period of time in which the decision about their future should intervene. The European Commission decided to consider this aid to be in conformity with article 87, § 3. c of the EC Treaty. The approval of the European Commission to grant this aid implied the drafting of a restructuring plan. On 14 February 2003 the Belgian State submitted a restructuring plan to the European Commission, who asked for supplementary information, which was provided by the Belgian State on 7 May 2003. On 23 July 2003 the European Commission decided to start a formal procedure in compliance with article 88 § 2 of the EC Treaty, in order to investigate the acceptability of the measures presented in the restructuring plan.

On 14 February 2005, the Belgian authorities submitted to the European Commission an additional request seeking to restrict the restructuring plan to the German and Dutch subsidiaries and to disengage the parent company from the activities remaining in France.

As at the present moment the European Commission has not yet given the green light to this restructuring plan, there is much uncertainty as to the continuity of the activities of the subgroups ABX France, ABX Germany and ABX Netherlands. The consolidated accounts of SNCB as per 31 December 2004 do not contain any modification that would appear necessary, should the hypothesis of continuity of the activities of those subgroups not be confirmed.

SA IFB has likewise suffered major losses in the past and its equity is strongly negative. As explained also in the annual report, the Board of Directors decided in 2003 to organize the restructuring of IFB in two phases:

- on the one hand by bringing IFB under the terms of article 633 of the Companies Code and to make the necessary financial means available in order to pursue its activities and
- on the other hand by drawing up a general restructuring plan for SNCB's freight group.

In April 2003 SNCB and IFB concluded a framework agreement aimed at implementing the measures approved in December 2002 with regard to IFB. This framework agreement was announced by the Belgian State to the European Commission in August 2003. The company has not yet received the approval of the European Commission. Hence there is much uncertainty as to the continuity of the activities of IFB and its subsidiaries. The consolidated accounts of SNCB as per 31 December 2004 do not contain any modification that would appear necessary should the hypothesis of continuity of the activities of IFB and its subsidiaries not be confirmed.

Additional explanation and information

The Auditors make the following supplementary statements which do not modify the scope of the statement concerning the consolidated annual accounts:

- The consolidated annual report comprises the information required by the law and agrees with the consolidated annual accounts;
- The provision for restructuring, amounting to a balance of € 1,089.62 million on 31 December 2004 (€ 1,272.45 million on 31 December 2003) referred to in our report on the previous financial year will, in respect of the part not satisfying Article 50 of the royal decree dated 30 January 2001, be incorporated into the capital of SNCB-Holding with effect from 1 January 2005;
- The efforts aimed at the structural reinforcement of the administrative and accounting organisation of some of the consolidated subsidiaries have been continued. These efforts need to be sustained.

Brussels, 17 May 2005

The Board of Commissioners,

S.c.P.R.L. Van Impe, Mertens & Associates, company auditors
represented by Herman Van Impe

S.c.P.R.L. Michel Delbrouck & C°, company auditors
represented by Michel Delbrouck

PricewaterhouseCoopers, Company Auditors SCCRL
represented by Jean Fossion





www.sncb.be

annual report 2004

activities

belgian national railway company



Annual Report 2004
Submitted by the Board of Directors
To the General Assembly

Part One

Activities

Société Nationale des Chemins de fer Belges
Nationale Maatschappij der Belgische Spoorwegen
General Assembly of 31st May 2005
Seventy-eighth fiscal year

SNCB/NMBS Rue de France, 85 - 1060 Bruxelles
Tél.: 02/525 21 11 Fax: 02/525 30 62
Http://www.sncb.be



able of contents





Preface

This activity and management report is the last one from the SNCB, company created in 1926 to manage and unify the State railway network and the lines still operated at the time by private companies.

An individual company, the SNCB has been transformed over time to tackle a public service activity and a growing range of commercial activities adapted to the times. Confronted with severe competition by other methods of transport, stripped of its monopoly of yesteryear, in recent years it has had, in addition, to prepare for the privatisation of the contracts on which it acted alone and the arrival of rival operators.

It has now passed on its technical, patrimonial and professional heritage to a group of three companies which, each with its own uniqueness, are part of the new European railway landscape, characterised by a clear separation of the transport and the network management and by the prospect of a more and more rapid evolution.

In ending its hundred and seventy year existence, the Belgian railway has initiated a radical restructuring project and opted for an operation which must guarantee the permanence of the method and a significant contribution to the mobility of our contemporaries. As recommended by the European Union some fifteen years ago, the new Group has been discharged of a significant part of its historic debt and can therefore tackle the decades of expansion awaiting it with more confidence.



Jean-Claude FONTINOY

The holding structure is undeniably the most propitious in order to evolve quickly and efficiently without suffering rifts or traumatic shocks. But it will require sustained efforts from the heirs of a company in which the decision was highly centralised. Banking on their creativity, flexibility and their wealth of experience, we believe that the operation will succeed and that the customers of the railway method will not have to suffer from this change.

The three companies, relying on the management contracts concluded with the State and the company plans arising from them, must now properly manage the modernisation initiated. They will, in perfect accord, have to make optimum usage of the allocations distributed between the three of them. The Holding company, in this respect, will play a coordination role of major importance.

It is down to me to thank the public authorities, which understood the importance of no longer delaying the evolution and who have helped us establish this new structure.
I also thank all the railway workers who, in spite of the climate of uncertainty that such a change inevitably engenders, are applying themselves without reserve to meet the new challenges and give the railway the place which it should have, in all logic, in the socio-economic context of the 21st century.

Jean-Claude Fontinoy
President of SNCB Holding

Management composition

Before 1st Januari 2005

Board of Directors

Chairman :	A. DENEEF[1], D. OFFERGELD[2]
Chief Executive Officer :	K. VINCK
Directors :	M. ALAERTS-VAN DEN BULCKE, E. BRUYNINCKX, A. COLPAERT, J.C. DEHOVRE, M. HEUGHEBAERT[1], J.C. FONTINOY[2], D. OFFERGELD, G. SMET, M. VERDONCK, M. VERGEYLE[2], M. WATHELET[2]

Audit Committee

Chairman :	D. OFFERGELD, G. SMET[2]
Members :	E. BRUYNINCKX, A. COLPAERT[1], J.C. FONTINOY[2], M. VERDONCK[1], M. WATHELET[2]

Nominating and Compensation Committee

Chairman :	A. DENEEF[1], D. OFFERGELD[2]
Members :	K. VINCK, M. ALAERTS-VAN DEN BULCKE[1], J.C. DEHOVRE[2], M. HEUGHEBAERT[1], M. VERGEYLE [2],

Executive committee

Chairman :	K. VINCK
Directors-General :	V. BOURLARD (Patrimony), J. DENAYER (Rolling Stock), D. DEROCHETTE (Trains), M. DESCHEEMAECKER (Freight), L. LALLEMAND (Finance), A. MARTENS (Operations)[3], A. MIGOM (Network), L. PARDON (Passengers), J.M. RAVIART (Infrastructure), T. VAN DEN BERGHEN (Human Resources)

Committee Strategy

Chairman :	K. VINCK
Members :	the other 9 Directors The Directors-General: V. BOURLARD, M. DESCHEEMAECKER [4], L. LALLEMAND, A. MARTENS [3], T. VAN DEN BERGHEN Trade union representatives [5]: MM. C. BOSSICART, D. DALNE, G. GELMINI, J.P. GOOSSENS, M. VAN LAETHEM, R. VERMEULEN.

Steering Committee

Chairman :	K. VINCK
Members :	L. LALLEMAND, T. VAN DEN BERGHEN, J. DAMILOT, M. BOVY, J. DIGNEFFE

Committee Policy

Chairman :	A. DENEEF[1], D. OFFERGELD[2]
Members :	the other Directors I. LIETEN et E. MINNAERT, representing DE LIJN J.C. PHLYPO and J.M. VANDENBROUCKE, representing SRWT A. FLAUSCH and S. VANACKERE, representing STIB.

Government Commissioner

C. SERVATY

Joint Commissioners

Chairman :	H. VAN IMPE
Members :	M. DELBROUCK, M. de FAYS, F. VANSTAPEL

(1) Till 21st November 2004[2] (2) As of 22nd November 2004 (3) Till 31st March 2004
(4) As of 2nd April 2004 (5) As of 19th November 2004

As of 1st January 2005

Board of Directors

Chairman : D. OFFERGELD[1]
J.C. FONTINOY[2]

Chief Executive Officer : K. VINCK[1]
J. HAEK[2]

Directors : E. BRUYNINCKX, A. COLPAERT, J.C. DEHOVRE, J.C. FONTINOY[1], C. GERNAY[2], G. SMET, M. VERDONCK, M. VERGEYLE, M. WATHELET.

HOLDING

Executive Committee

Chairman : K. VINCK[1]
J. HAEK[2]

Directors-General : V. BOURLARD (Patrimony), T. VAN DEN BERGHEN (Human Resources), A. MIGOM (Strategy and Co-ordination), , A. BECHET (Finance)[2]

[1] Till 31st January 2005
[2] As of 1st February.2005

Board of Directors

Chairman : E. DE GROEVE

Chief Executive Officer : K. VINCK[1]
M. DESCHEEMAECKER[2]

Directors : G. SMET, J.C. FONTINOY , J.C. DEHOVRE, A. VAN DEN RIJSE

Executive Committee

Chairman : K. VINCK[1]
M. DESCHEEMAECKER[2]

Directors-General : J. DENAYER (Rolling Stock), M. DESCHEEMAECKER (Operations and Freight)[1], R. GAYETOT (Trains), L. PARDON (Passengers)

[1] Till 31st January 2005
[2] As of 1st February 2005

Board of Directors

Infrabel

Chairman : A. COLPAERT

Chief Executive Officer : L. LALLEMAND

Directors : J. KERREMANS, M. OFFECIERS-VAN DE WIELE, L. VRIJDAGHS, A. VEREECK[1], F. DENIL[2]

Executive Committee

Chairman : L. LALLEMAND

Directors-General : J.M. RAVIART (Infrastructure and Procurement), M. BAELE (Network), L. VANSTEENKISTE (Admission to the Network)

[1] Till 23rd February 2005
[2] As of 24th February 2005



Organisation charts

Before 1st January 2005



Committee Strategy
Committee Orientation
Board of Directors
Appointment and Remuneration Committee
Audit Committee
Management Committee
Internal Audit
Chief Executive Officer

As of 01.01.2005


HOLDING
Board of Directors
Executive Committee
Chief Executive Officer
Internal Audit
Secretariat - Managing Bodies


Board of Directors
Executive Committee
Chief Executive Officer


Infrabel
Board of Directors
Executive Committee
Chief Executive Officer
Internal Audit
General Secretariat and Communication



Financial year striking figures

TRAFFIC	2004	2003	Difference	%
Passengers (Million p-km in Belgium)	8,676	8,265	411	5
Full Wagon Loads (Million t-km in Belgium)	7,691	7,293	398	5.5

FINANCIAL POSITION (million €)

	2004	2003	Difference	%
Operation income	3,628.5	3,719.7	-91.2	-2.5
Turnover	2,210.2	2,329.4	-119.2	-5.2
Operation costs	3,648.6	3,814.3	-165.7	-4.3
Operation results	-20.1	-94.6	74.5	
Financial results	-185.9	-143.2	-42.7	
Extraordinary results	-144.1	-95.5	-48.6	
Total results	-350.1	-333.3	-16.8	
Balance sheet total	16,135;3	15,625.6	509.7	3.3
Debts	8,345.4 [1]	7,703.5 [1]	641.9	8.3
[1] of which 1,700.1 for take-over of Financière TGV 2004				
Investments (excluding alternative financing transactions)	1,271.3	1,304.8	-33.5	-2.6

FINANCIAL POSITION OF THE GROUP SNCB/NMBS (million €)

	2004	2003	Difference	%
Operation income	6,076.2	6,408.9	-332.7	-5.2
Operation costs	6,072.9	6,516.7	-443.8	-6.8
Operation results	3.3	-107.8	111.1	
Financial results	-236.8	-189.6	-47.2	
Extraordinary results	192.9	-10.3	203.2	
Total results (after tax)	-52.6	-322.0	269.4	
Consolidated result	-130.9	291.3	160.4	
Balance total sheet	17,473.5	17,091.8	381.7	2.2

STAFF

	2004	2003	Difference	%
Average staff number (excluding ABX non-statutory staff)	39,432	41,015	-1,583	-3.9

Domestic Passenger	
Traffic (p km)	[illegible]
Turnover	[illegible]
International Passenger	
Traffic (p km)	[illegible]
Turnover	[illegible]
Full wagon loads	
Traffic (p km)	[illegible]
Turnover	[illegible]
Investments [illegible]	[illegible]
Personnel	[illegible]

Passenger-Km (million)



2004
8676
2003
8265
2002
8260
2001
8038
2000
7732
1995
6737
1990
6539

Tonne-km full wagon loads (million)



2004
7691
2003
7293
2002
7297
2001
7080
2000
7674
1995
7287
1990
8354

Operation results SNCB/NMBS (million EUR)



127.7
38.1
-193.4
-163.1
-131.3
-94.6
-143.2
1990
1995
2000
2001
2002
2003
2004

Total results (million EUR)



23.8
12.5
5.9
-177.5
-333.3
-350.1
-911.7
1990
1995
2000
2001
2002
2003
2004

Average staff number



45205
41891
41384
41840
42518
41894 (1)
39432 (2)
1990
1995
2000
2001
2002
2003
2004

(1) 41015 excluding ABX (2) excluding ABX

Debts (million EUR)



1825
2953
2130
2739
3908
4866
6003 (1)
6645 (1)
1990
1995
1999
2000
2001
2002
2003
2004

(1) Of which 1,700: take over fin TGV

Investments

excluding alternative financing transactions (million EUR)



240
946
1290
1243
1381
1305
1271
1990
1995
2000
2001
2002
2003
2004





Report of the Board of Directors to the General Assembly

Economic context in year 2004

The slackness noticed for more than two years ceased in the second half of year 2003 and the recovery started at that time went on and even increased for year 2004: the growth of the GDP rose from 1.3% in 2003 to 2.7% in 2004 on a yearly average, thanks mainly to a strong home demand. For the second year in a row Belgium experienced a rate of growth markedly higher than that of the whole of the Euro zone (0.6% in 2003 and 1.8% in 2004).
The improvement in activities has not yet affected the employment completely. Taking account of the increase in working population, the additional jobs created in 2004 proved insufficient to prevent the harmonised unemployment rate from rising from 8.5 % at the end of year 2003 to some 9% at the end of year 2004. The rate of employment of the population old enough to work rose from 59.6% to 60.4% and is still markedly inferior to the European average, an indicator that scored 64.4% in 2003.
The average inflation rate rose from 1.5% in 2003 to 1.9% in 2004, chiefly because of the increase in the price of energy. Here again, Belgium experienced one of the lowest inflation rate of the whole Monetary Union the inflation of which scored 2.1% in 2004.

Traffic evolution

All traffic indicators in 2004 show the evolution to be favourable.
The sector passengers showed an increase by 5% in passengers-km, of which 5.8% in domestic and 0.8% in international service.
Full wagon-load traffic posted a 5.5% increase on the whole.

Traffic evolution


8266
8675
7293
7691
2003
2004
Passengers
(million p-km)
Wagon-loads
(million t-km)

Apportionment of the turnover per traffic sector


B-Cargo
Passengers domestic
Passengers international
State contributions
For First Public Service Mission
30%
25%
16%
29%

Evolution of operation results

The non-consolidated turnover of the undertaking totalled € 2,210.2 million, i.e. a fall by 5.2%, in comparison with 2003.
The turnover in 2003 was made up of:

- the transport of smalls, for the first 9 months of the year, an activity taken over by ABX Logistics S.A. (Belgium) as early as October 2003 ;
- adjustments arising from previous financial years.

The portion relating to passenger and freight transport activities adds up to € 940.6 million (+2.3%).
The contributions of the State to the two public service missions amount to € 1,075.9 million (+2%).
Operation charges for 2004 add up to € 3,648.6 million, i.e. a drop by 4.3% if compared with 2003. This fall arises chiefly from the decrease in service expenses and other goods (-9.2%), staff expenses having dropped by 1.5%.
The average staff strength fell from 41,015 employees in 2003 (ABX statutory staff not included) to 39,432 in 2004, which makes a decrease by 3.9%.
The net total result (EBIT), including depreciation and provisions amounts to –20.1 million, i.e. a € 74.5 million improvement.
The current result and net total result (EBT) scored € –206 million (-237.8 million in 2003) and € –315.1 million (€ –333.3 million in 2003) respectively.



Income statement – non consolidated (million €)	2004	2003	Difference	Difference (%)
OPERATION INCOME	3,628.5	3,719.7	-91.2	-2.5
Turnover	2,210.2	2,329.4	-119.2	-5.2
Variance in stocks and orders in progress	-6.6	-88.7	-82.1	
Own production capitalized	355.6	341.2	14.4	4.2
Other revenues	1,069.3	1,137.8	-68.5	-6.0
OPERATION CHARGES	3,648.6	3,814.3	-165.7	-4.3
Materials and supplies	802.6	884.3	-81.7	-9.2
Salaries and social charges	2,505.5	2,542.9	-37.4	-1.5
Depreciation and other expenses	340.7	387.1	-46.4	-12.0
OPERATION RESULTS	-20.1	-94.6	74.5	
FINANCIAL RESULTS	-185.9	-143.2	-42.7	
CURRENT RESULTS	-206.0	-237.8	31.8	
EXTRAORDINARY RESULTS	-144.1	-95.5	-48.6	
OVERALL RESULTS	-350.1	-333.3	-16.8	

Investments

Investments in 2004 (excluding alternative financing transactions) totalled € 1,271.3 million, thus showing a drop by 2.6% (€ -33.5 million) if compared to year 2003.

Infrastructure accounts for 79.6% of the overall investment € 1,011.7 million). Investments in high speed account for 40% (€ 502.7 million) of the total investment.

Apportionment of the investment (million EUR)

- Rolling stock
- Conventional infrastructure
- HST infrastructure
- Other investments


38.3
221.5
496.6
514.7

Striking facts

A new structure

The Royal Decrees of 19th October 2004 on certain steps for the reorganisation of the Société Nationale des Chemins de fer Belges – Nationale Maatschappij der Belgische Spoorwegen gave the green light to an entirely new company structure, in compliance with the European requirements, and justified by the obligation to tell the Infrastructure Manager from the Railway Operator.

In order to maintain social dialogue and company unity, it was opted for a structure comprising of three limited-liability companies of Public Law, i.e. :
- the parent company named SNCB-Holding,
- the Infrastructure Manager named Infrabel,
- and the Railway Undertaking, still be named SNCB in order to keep it clear to customers.

This structure that has been operative since 1st January 2005 makes it possible to draw a clear distinction between the activities of SNCB/NMBS and keep management coherent at the same time. It also provides all guarantees with regard to safety and service quality.

Each company has the status of an autonomous company, with a Board of Directors, an Executive Committee and a Chief Executive Officer at its head.

The present staff's status as a whole is applied as such in the new structure, the whole staff being managed directly by the parent company (SNCB-holding) and put at the disposal of the Infrastructure Manager or the Railway Undertaking.

Passengers: diversification and simplification

A "long-term" strategy was developed that enables to keep present customers, to attract more travellers, and to better meet their needs whilst increasing the income and optimising the costs.

Differentiated distribution channels

Ticket on line, a Europe first
Since 12th March 2004, customers with an Internet connection can buy a certain number of tickets (e-tickets) on line, through a system both simple and secure. Paid via system Banksys, these non-transferable tickets can be printed at home.

Ticket-selling in bookshops
In order to provide customers with the largest possible number of possibilities to purchase tickets through the greatest possible number of sales channels, some domestic-service transport tickets are now on sale at the newsagent's. There are now a hundred to a hundred and fifty sales outlets where customers can buy the « Key season-ticket » (2nd class) and « Rail Pass » (2nd class) products. The sale of SNCB/NMBS's products at the newsagent's will later on be extended to a larger number of establishments as well as possibly to other transport tickets.

Season-tickets: validation at home
The holder of a School, Journey or Network Season-Ticket can from now on renew it at home by Internet and thus no longer need to queue up in front of the office window.

A simplified range of prices, products and using terms

A huge effort was made in order to simplify SNCB/NMBS's tariff offer and make it easier to customers to immediately identify which product suits their needs best. It will also facilitate the advi-sor's role of SNCB staff and promote the development of a transport ticket distribution through new, complementary channels in the long run.



Free of charge train home-to-work-commuting season-tickets

Autonomous public business-undertakings and Federal Ministries have been presented with this possibility since 1st March 2004.
Free train home-to-work commuting is based on a contribution of the employer adding up to 80% of the price of this season-ticket, the remaining 20% being paid by the State. The employee no longer pays anything for the train journey to his office.
Free train home-to-work commuting has also been applied to the private sector since 1st January 2005. Companies that want to present their employees with the possibility to benefit by this measure can enter into a Third-Party Payer contract with SNCB/NMBS.

B-Cargo : better meeting customers' needs

Reorganising the sector

B-Cargo launched an in-depth reform of its structure in order to achieve a twofold aim: to improve the quality of the service provided to customers while making sure it is profitable and competitive in the ultra-competitive freight transport sector.

To achieve those aims B-Cargo, the railway freight operator, has become sole manager of all its instruments, both men and material, and has control over all railway freight-transport production processes.

In concrete terms, B-Cargo keeps its former activities but also operates in large freight installations (shunting yards, harbours, etc.), takes care of rolling stock operational management and manages its traffic in real time.

The reorganisation of its structure should in the end enable B-Cargo to optimise transport production, have control of the freight transport chain, optimise freight resources (traction, shunting, wagons, etc.) and increase the quality of the service it provides.

Together with IFB, Rheinkraft and Haeger & Schmidt, the other three poles, the group "freight" of SNCB/NMBS has both the know-how and a network of contacts and international partners enabling it to have complete control of the flows of its customers and to present these with solutions tailored to their needs and containing a wide range of logistic services.

New operational measures

For year 2004, B-Cargo has set up its new Cargo Operation Centre (COC), a unit managing all freight runs in real time, 24 hours a day and controlling them.

Internal reforms went on. B-Cargo adapted its sales service and set up a team of Key Account Managers whose task is to check the follow-up of sales.

On 12th December, QuoWaDis - B-Cargo's new transport plan - was put into action. QuoWaDis led to a review of all service routes, all links between shunting yards and with neighbouring railways.

B-Cargo is carrying on with its plans concerning the interoperability with neighbouring railways. In 2004, it made requests for certification and accreditation to France, the Netherlands and Germany, in order to support its customers and follow up their development at international level.



The REN (Regional Express Network): starting the work at Brussels

The REN is an ambitious plan with regard to the mobility in and around Brussels. Its success depends on an active and voluntaristic co-operation at both federal and regional levels and on a complementarity be tween public transport companies. As a major participant in this plan, SNCB intends to play its part to the full. Huge infrastructure work has thus started on the 9 railway services to form the REN in the long run.
The first REN sites have begun in Brussels. Their aim is to adapt the track section between Watermael and Bruxelles-Schuman stations so that it is possible to lay four tracks in the future. The complete refit of Bruxelles-Schuman station and the cut of the 1,250-metre-long tunnel between Schuman and Josaphat will complete those huge alterations later on.

Transport capacity: increase, quality, comfort

SNCB does all in its power to ensure its present and future customers both get a quality service. The improvements to operation made it possible to optimise the use of trains and to increase the number of seats available.
Several months ago, SNCB increased its coach fleet through a procurement of 210 double-decker M6-type coaches - the very model of comfort – thus adding some 25,200 seats to its capacity.
Taking the network as a whole, M6-type coaches do 98 trains a day and daily provide 95,990 seated places in total.
SNCB/NMBS has placed an order for another 70 double–decker coaches. This will ensure commuters to come are welcomed well and anticipate the increase in demand.

Service quality: ever better

Regularity in 2004 scored 95.9 % trains on time on arrival or with no more than 5 minutes' delay (95.3 % in 2003). For the third year running, this result is higher (for the year as a whole) than the aim as set in the Management Contract, i.e. 95 %. Such a level of quality has never been reached in the past.
SNCB/NMBS relentlessly keeps on improving the service to customers, and the steadily-increasing customer satisfaction rate shows SNCB/NMBS is heading the right way. This global rate of assessment, which is based on 10 separate criteria, improved by 2%, scoring 7.40/10 in year 2004. The improvement is particularly important in the field of information on board trains, and the service and availability of SNCB/NMBS staff were presented with the best rate of appreciation.

Commenting on consolidated accounts

Balance sheet

The consolidated balance sheet is as follows

Thousands €	31.12.2004	31.12.2003	Difference	%
Formation expenses	75	4,369	-4,294	-98.3%
Intangible assets	128,651	105,004	23,647	22.5%
Consolidation differences	20,100	47,537	-27,437	-57.7%
Tangible fixed assets	12,704,612	11,942,526	762,086	6.4%
Financial assets	232,615	596,435	-363,820	-61.0%
Fixed assets	**13,086,053**	**12,695,871**	**390,182**	**3.1%**
Amounts receivable after more than one year	302,699	200,938	101,761	50.6%
Stocks and contracts in progress	440,327	464,415	-24,088	-5.2%
Amounts receivable within one year	2,245,006	2,021,151	223,855	11.1%
Short-term investments	835,025	1,036,203	-201,178	-19.4%
Cash at bank and in hand	69,992	122,429	-52,437	-42.8%
Defferred charges and accrued incomes	494,394	550,766	-56,372	-10.2%
Current assets	**4,387,443**	**4,395,902**	**-8,459**	**-0.2%**
Total assets	**17,473,496**	**17,091,773**	**381,723**	**2.2%**
Capital	3,057,954	4,645,042	-1,587,088	-34.2%
Reevaluation surplus	5,092	5,348	-256	-4.8%
Consolidated reserves	-976,650	-839,152	-137,498	16.4%
Consolidation differences	71,624	220,212	-148,588	-67.5%
Translation differentials	10,786	10,201	585	5.7%
Investment grants	213,690	160,198	53,492	33.4%
Capital and reserves	**2,382,496**	**4,201,849**	**-1,819,353**	**-43.3%**
Minority interests	**-735**	**-1,371**	**636**	**-46.4%**
Provisions for liabilities and expenses	**2,213,959**	**2,150,031**	**63,928**	**3.0%**
Amounts payable after more than one year	6,484,594	5,596,915	887,679	15.9%
Amounts payable within one year	4,223,988	3,204,933	1,019,055	31.8%
Accrued incomes and defferred incomes	2,169,194	1,939,416	229,778	11.8%
Creditors	**12, 877,776**	**10,741,264**	**2,136,512**	**19.9%**
Total capital and liabilities	**17,473,496**	**17,091,773**	**381,723**	**2.2%**

Totalling € 128 million, intangible assets rose by € 23 million, if compared with the previous financial year. If we break that total amount down into activity sectors, SNCB/NMBS accounts for € 81 million, Valorisation and Patrimony for € 25 million and ABX for € 22 million intangible assets.

Consolidation differences amount to € 20 million, a result ascribable mainly to the sector ABX.
Tangible fixed assets total € 12,704 million as against € 11,942 million on 31st December 2003, SNCB/NMBS accounting for the most of it, i.e. € 12,197 million, the sector Valorisation and Patrimony for € 119 million and ABX for € 374 million thereof.

Financial assets total € 232 million as against € 596 million on 31st December 2003. This balance mainly reflects the shares in and amounts receivable from the companies to which the equity method was applied. The sharp drop, in comparison with 2003, results chiefly from the Financière TGV having left the consolidation perimeter.

Current assets total € 4,387 million as against € 4,396 million on 31st December 2003. If we break that total amount down into activity sectors, SNCB/NMBS accounts for € 3,549 million, Valorisation and Patrimony for € 154 million and ABX for € 595 million thereof.

Provisions for liabilities and expenses total € 2,213 million as against € 2,150 million on 31st December 2003, SNCB/NMBS accounting for € 2,044 million, the sector Cargoferroviaire for € 27 millions and ABX for € 126 millions thereof.

Debts total € 12,878 millions as against € 10,741 million on 31st December 2003, SNCB/NMBS accounting for the most of it, i.e. € 12,117 million and ABX for € 668 million thereof.

Income statement

The income statement shows a € 132.3 million consolidated loss – group-share - which can be broken down as follows:

	thousands €	31.12.2004	31.12.2003	Difference	%
I	Operating income	6,076,132	6,408,926	-332,794	-5.2%
II	Operating expenses	-6,072,873	-6.516,684	443,811	-6.8%
III	Operating result	3,259	-107,758	111,017	
IV	Financial income	110,171	99,795	10,376	10.4%
V	Financial expenses	-347,018	-289,417	-57,601	19.9%
VI	Current result	-233,588	-297,380	63,792	-21.5%
VII	Extraordinary income	620,782	144,919	475,863	328.4%
VIII	Extraordinary expenses	-427,861	-155,242	-272,619	175.6%
IX	Result before taxes	-40,667	-307,703	267,036	-86.8%
X	Transfer to defferred taxation	21	168	-147	-87.5%
XI	Income tax	-11,993	-14,510	2,517	-17.3%
XII	Result of the financial year	-52,639	-322,045	269,406	-83.7%
XIII	Share of the companies on which the equity method was applied	-78,275	30.734	-109.009	
XIV	Consolidated result	-130,914	-291.311	160.397	-55,1%
XV	Share of minority interests in result	-1,439	-45	-1.394	3097,8%
XVI	Group share in result	-132,353	-291.356	159.003	-54,6%

The operating profit totals € 3 million as against a € 108 million loss for financial year 2003. The operating profit can be detailed as follows :

thousands €	31.12.2004	31.12.2003	Difference	%
SNCB/NMBS	-8,178	-78,897	70,71	-89.6%
Cargoferroviaire	-2,894	6,131	-9,025	
VPKH	1,948	431	1,517	352.0%
Other sectors	1,125	1,003	122	12.2%
ABX	11,258	-36,425	47,683	-130.9%
Total	**3,259**	**-107,757**	**111,016**	**-103.0%**

As far as ABX is concerned, it must be pointed out that the consolidation of ABX France was achieved through application of the global integration method in 2003 while it was consolidated through application of the equity method in 2004, following the decision made by the Board of Directors on 1st December 2004 which provides for a total withdrawal from the activities still going on in France. The contribution of ABX France to the consolidated operation result on 31st December 2003 was a € 39 million loss.

The net extraordinary result totals € 193 million as against € 10 million in 2003.

The positive result of the financial year is chiefly due to the sale of the negative consolidation differences of the Financière TGV that were included in the income statement as a result of that company being wound up and deconsolidated (€ 133 million) and to gains on the disposal of fixed assets.

The shares of the companies on which the equity method was applied suffered from the deconsolidation of the Financière TGV (€ 24 million positive result in 2003) and from the application of the equity method to ABX France (-€ 86 million).


BERTSCHI AG
DURMENASCH
NNEN

Developments in the field of ABX and IFB

ABX

In the course of year 2004, the new management of ABX LOGISTICS carried on with the steps for recovery of the companies of the group under restructuring, with the intention of enabling them to restore their financial balance, in economic conditions that were extremely adverse with regard to the transport and logistics sector.

The German and Dutch subsidiaries had been integrated in the holding company ABX LOGISTICS worldwide S.A. on its establishment at the end of year 2004.

As for France, the Board of Directors of 1st December 2004 decided that the complete withdrawal from the remaining two activities 'road domestics' and 'contrat logistics' of ABX LOGISTICS France was the only possible way ahead for SNCB and that the management must be given mandate to start information to and consultation of trade unions on this plan the implementation of which must be in conformity with the ther to applicable community rules.

The steps for restructuring of operation are in line with the plan notified to the European Commission on 14th February 2003 and include measures for financial and legal restructuring the implementation of which is going on in 2005. That plan stipulated the German, Dutch and French subsidiaries were to benefit by those restructuring steps.

The plan notified to the European Commission on 14th February 2003 provided for:
> a total bridging loan of € 140 million for a 12 month-period that, for the most part, consolidates the very-short-term bridging loans the Commission allowed by its decision of 21st January 2003;
> a conversion into capital for ABX LOGISTICS of some debts the latter had run up vis-à-vis SNCB/NMBS, up to a total amount of € 91.6 million.

This notified plan was to be financed by means of resources coming from SNCB/NMBS and from own resources (mainly through selling of assets and curtailment of costs through internal restructuring and staff lay-off).

Besides, the notification made it also clear that an additional € 21 million loan to ABX LOGISTICS Group would be converted into assets by SNCB/NMBS, an operation that wasn't part of the restructuring.

On 23rd July 2003, the European Commission decided to start formal proceedings, in accordance with article 88 § 2 of the Treaty of the European Union. The Belgian authorities and third parties respectively made their comments on the Commission's decision of 29th August and in February 2004. Belgian authorities then answered to the comments made by the third parties on 18th March 2004.

The main points of the debate are the following:
> are certain financial transactions (including the restructuring plan) to be placed in the same category as aids coming from the Belgian State?
> did SNCB/NMBS act as an individual investor on purchase of certain subsidiaries of group ABX?

On 14th February 2005, the Belgian authorities submitted to the European Commission a complementary request modifying the initial one in the following way:
> the restructuring plan would be confined to the German and Dutch subsidiaries;
> the financial steps would consist in converting € 60 million debts of the German and € 10 millions debts of the Dutch subsidiaries in a € 100 million capital increase for the benefit of ABX Germany. These new steps would take the place of the initial requests (plan of 14th February 2003), i.e. the conversion of € 91.6 million debts into capital and the granting of a € 140 million bridging loan;
> the Belgian authorities commit themselves to privatising ABX LOGISTICS.

The initial procedure should have been completed in January 2005. Taking account of the complementary request made by the Belgian authorities, the procedure ought to be extended in order to allow third parties to make their comments and Belgian authorities to provide an answer to these. The final decision of the European Commission is expected by the end of summer 2005.

As was the case last year, the consolidated accounts of SNCB/NMBS on 31st December 2004 do not include an adjustment that would be necessary if the continuity of operation of those subsidiaries proved impossible to further.

IFB Group

SNCB/NMBS and IFB entered in April 2003 into an outline agreement settling the implementation, in two stages, of the steps approved with regard to IFB in December 2002: safeguarding steps and global strategy plan.

As far as the safeguarding steps are concerned, a respite for payment up to € 63 million, easy terms up to € 15 million and a refundable cash advance up to € 5 million were provided for. After the decision to go on with activities, which was made by the General Assembly of Inter Ferry Boats, the outline agreement was passed on by the Belgian Government to the European Commission in August 2003. As the Commission has not yet notified its decision, the increase in capital, one of the restructuring steps provided for, has been delayed.

Despite that delay, the restructuring steps implemented to date have enabled IFB to close the period with a share-out profit of € 9.2 million and a turnover of € 83.3 million.

Applying continuity rules

In compliance with article 96,6° of the Code on Companies, the Board of Directors justifies the application of the continuity accounting rules through the following elements :

> the aims for the current financial year, as assigned in the corporate plan developed in 2003 with a view to restoring the balance of EBITDA by the end of 2005, were achieved;
> the Belgian State organised the take-over of the € 7.4 billion historical debt of SNCB/NMBS, with enforcement as of 1st January 2005;
> the SNCB/NMBS still enjoys the AA+ finance rating granted by the international rating agency Standard & Poor's. That appreciation rests notably on the observation that the public status of SNCB/NMBS is such that it is not subject to the law on bankruptcy. It could indeed only be put into liquidation on the basis of an act of the Parliament.

Exceptional assignments carried out by the commissioners auditors

In the course of the last financial period, several legal or complementary assignments were carried out by the Joint Auditors (Collège des Commissaires), mainly in the following particular fields :

> the financing of the HST plan (quarterly reports in compliance with article 2 of the Royal Decree of 13th April 1997) ;
> the takeover of the limited liability company of Public Law Financière TGV by the limited liability company of Public Law SNCB/NMBS ;
> the assistance and reports concerning the restructuring of SNCB/NMBS completed on 31st December 2004.

The total sum paid for those services amounts to € 168,278.20.





Aims and policy of the company with regard to the management of the debt

As far as the financing of its debt and the clinching of various alternative financing transactions are concerned, SNCB/NMBS is conducting a proactive management allowing to keep some of them under control and in particular those concerning liquidity, exchange, rate of interest and insolvency. To that purpose, it settled on a financial policy including a strict control of this risk management that was approved by the Board of Directors.

Derivatives, which will be used in order to hedge the risks relating to exchange or rate of interest, assume the shape of swaps (interests and cross currency), forward rate agreements, options, foreign exchange forward contracts or futures (short-rate or long-gilt). Those transactions are posted in the accounts in compliance with the Belgian Accounting Law.

Transactions concerning hedging may only be clinched in consultation with three counterparts. Trading transactions are forbidden.

Liquidity risk

Every time a loan is contracted, the evolution expected as regard cash flows is taken into account in order to level and reduce cash balances as much as possible. Investments and loans must be lined up on one another so as to limit internal risks as much as possible.

Besides, the liquidity risk is hedged through a staggering of debt redemption dates. This is how 20 % of the outstanding debt can come to maturity in the course of the same year, with maximum 10 % of the debt a quarter.

Exchange risk

All indebtedness transactions likely to generate an exchange risk, even short-term ones, must immediately and completely be hedged in € (principal and interest) using derivatives. The hedged position may be coupled with a floating- or fixed-interest rate.

Interest-rate risk

The working methods applied in order to limit the liquidity risks described under point 1 are also used to hedge interest-rate risks

The aim is to keep the fixed-rate debt amount to 2/3 of the total debt. This ratio may be adapted according to market conditions, provided that the set procedures are complied with.

Insolvency risk

Investments must take on the form of a loan, not that of a risk-bearing capital. They have to comply with strict minimum counterpart-rating criteria according to the duration of the investment.

Maximum fixed-amounts have also been set per counterpart. Those maximum amounts do however neither apply to investments in futures with an attractive AAA/Aaa rating, nor to those floated or guaranteed by the Belgian State.

As far as derivatives are concerned, the insolvency risk vis-à-vis counterparts must be spread and hedged systematically clinching CSA contracts (Credit Support Annex). For such contracts, a calculation is normally made of the net amount SNCB/NMBS or the counterpart would have to pay if the complete outstanding part of the derivatives clinched with that counterpart was to be cancelled. This is the type of insolvency risk we are exposed to vis-à-vis the counterpart. Resorting to CSAs makes it possible to limit the risk to a maximum amount which varies according to the rating of the counterpart.

If the rating of a bank dropped to less than BBB+ / Baa, the contracts with that bank would be transferred to a bank with a higher rating and for the whole of the negative-credit-watch period, no new deal might then be clinched with the counterpart that got a low rating.

Reporting and checking

An activity report is drawn up every month by the section Accounts of the Department Finance for the purpose of the Executive manager Finance, the General Manager Finance, the Department Accounts, the Internal Audit and the Joint Auditors (Collège des Commissaires).

Moreover, the Internal Audit has been entrusted with the following missions:

> checking half-yearly that spin-offs comply with the rules applied in the scope of the finance policy in force ;
> making sure that the spin-offs used have been posted in the accounts according to the company assessment rules;
> making sure the Department Accounts timely gets all signed papers concerning the spin-offs clinched (those papers must besides be handed over to the Internal Audit at the same time);
> making sure the data appearing in monthly reports are both right and complete;
> presenting a report on those activities to the Board of Directors every six months

Audit Committee and the Board of Directors every six months.

As the Fund for Railway Infrastructure will take over a total € 7.4 billion debt amount, plus the thereto related spin-offs over from SNCB/NMBS on 1st January 2005, it is clear that, with the rules as presently in force internally, the remaining contracts will only have a minor impact on prices, insolvency, liquidity and Company cash flow risks.

We would like to thank Mr Vande Lanotte, Vice-premier and Minister of Budget and Public Business Undertakings, Mr Anciaux, Minister of Mobility and Transport and Mr Landuyt, Minister of Mobility for their support to SNCB/NMBS during the past financial year as well as for the interest they showed for all aspects of railway operation.

We would also like to thank the Members of the Select and Executive Committee for their contribution to the management of our Company.

With its three new undertakings, its three management teams and its three Boards of Directors, the Group SNCB/NMBS, sprung from the new structure on first January 2005, has numerous trumps and can aspire to play a decisive part in the European railway context.

We wish particularly to express our gratitude to the staff of all levels that devoted themselves with competence and enthusiasm to their task, taking part in the changes and taking up the future challenges in order to make the Group SNCB/NMBS into a leader in the field of the mobility to come.

The contribution of each single member inside the new SNCB/NMBS group will more than ever prove to be essential to the success of the undertaking.

Drawn up at the meeting of 29th April 2005

THE BOARD OF DIRECTORS





Corporate Governance



This chapter, which is to form an integrated part of the 2003 annual report, is dedicated to what is generally referred to as Corporate Governance.
It outlines the operating rules of the Company in the light of the principles of Corporate Governance.

Board of Directors

Composition

The Board of Directors is composed of 10 members, including the CEO. At least one third of its members must be of the opposite gender (article 162 bis § 1 of the Act of 21 March 1991). The principle of language parity has been observed.

Situation before the Royal Decree of 19th November 2004
The Board was composed as follows :

> Mr. Alain DENEEF, chairman of the board,
> Mr. Karel VINCK, chief executive officer,
> Ms Monique ALAERTS - VAN DEN BULCKE, director,
> Mr. Eddy BRUYNINCKX, director,
> Mr. Antoon COLPAERT, director,
> Mr. Jean-Claude DEHOVRE, director,
> Mr. Marc HEUGHEBAERT, director,
> Ms Dominique OFFERGELD, director,
> Ms Geertje SMET, director,
> Ms Magali VERDONCK, director.

Main occupation of non-executive directors outside SNCB in 2004

> Mr. Alain DENEEF,
director and chief executive officer in various companies,
> Ms Monique ALAERTS - VAN DEN BULCKE,
economist – deputy principal private secretary of Michel Foret, Minister of the Région Wallonne in charge of Land Use Planning, Urban Development and the Environment,
> Mr. Eddy BRUYNINCKX,
director-general and chief executive officer of the Antwerp Port Authority Gemeentelijk Havenbedrijf Antwerpen,
> Mr. Antoon COLPAERT,
Commissioner of Ports – Ministry of the Flemish Community,
> Mr. Jean-Claude DEHOVRE,
chairman of the Société Régionale d'Investissement de Wallonie,
> Mr. Marc HEUGHEBAERT,
civil engineer,
> Ms Dominique OFFERGELD,
consultant to the Vice-premier and Minister of Foreign Affairs Louis Michel, deputy director of Marc Verwilghen, Minister of Economy, Energy, External Trade and Scientific Policy, deputy burgomaster of the town of Vielsalm,
> Ms Geertje SMET,
inspector-general of Finance – principal private secretary of Patrick Dewael, Vice-Premier and Minister of Home Affairs,
> Ms Magali VERDONCK, policy consultant to Evelyne Huytebroeck, Minister of the Government of Brussels-Capital in charge of Environment, Energy and Water Policy.

Situation between 22nd November 2004 and 31st January 2005

The Board was composed as follows :

- Ms Dominique OFFERGELD, chairwoman of the Board,
- Mr. Karel VINCK, chief executive officer,
- Mr. Eddy BRUYNINCKX, director,
- Mr. Antoon COLPAERT, director,
- Mr. Jean-Claude DEHOVRE, director,
- Mr.Jean-Claude FONTINOY, adirector,
- Ms Geertje SMET, director,
- Ms Magali VERDONCK, director,
- Ms Marianne VERGEYLE, director,
- Mr. Melchior WATHELET, director.

Main occupation of non-executive directors outside SNCB in 2004

- Mr. Jean-Claude FONTINOY,
  expert at the department staff of the Vice-Premier and Minister of Finance Didier Reynders,
- Ms Marianne VERGEYLE, Bioforum co-ordinator,
- Mr. Melchior WATHELET, university lecturer.

Following the honourable resignation of Mr Karel VINCK and Ms Dominique OFFERGELD, the Royal Decrees of 28th January 2005 appointed Mr Jannie HAEK Chief Executive Officer of SNCB/NMBS Holding, Mr Jean-Claude FONTINOY Chairman of the Board and Ms Catherine GERNAY director.

Rules governing the appointment of directors, their discharge and the renewal of their mandate

In accordance with article 162 bis of the Act of 21 March 1991 and article 12 of the Company's Statutes referring to it, the directors are appointed for a renewable period of 6 years.

The King appoints, by Decree deliberated by the Council of Ministers, a number of directors in proportion to the number of votes arising from the shares held by the State. The Belgian State being by far the majority shareholder of SNCB, all Board members are appointed by the King. The directors are appointed on the basis of the complementarity of their competence regarding financial and accounting analysis, legal aspects, their knowledge of the transport sector and their expertise in the fields of mobility, human resources and social relations.

One of the Board members is appointed chairman of the Board by decree deliberated at the Council of Ministers.

They can be dismissed only by Royal Decree to be submitted to the Council of Ministers.
When a position becomes vacant, the remaining directors have the right to fill in this vacancy provisionally until a definitive appointment takes place.

The chief executive officer is appointed by the King, by Royal Decree deliberated at the Council of Ministers, for a renewable period of six years. He is dismissed by the King, by Decree deliberated at the Council of Ministers (article 162 quarter of the Act of 21 March 1991).

Expiry of directors mandates

The directors' mandates legally come to an end at the age of sixty-five (article 162 septies of the Act of 21 March 1991). Until the end of his current mandate, that article does not apply to M. Karel VINCK.

The mandates of the members of the Board of Directors, as made up at present, expire on 22nd November 2010.

Frequency of meetings

"The Board meets as often as the interest of the Company requires and at least four times a year" (article 13 of the Company's Statutes). The Board of Directors shall meet in principle on the last Friday of each month. Special meetings may be convened in order to deliberate on specific matters.

The Board of Directors met 19 times in 2004.

Competence

Article 17 of the Act of 21 March 1991 defines the competence of the Board:

"§ 1. The Board of Directors is competent to take any action that is required or useful in view of achieving the object of the public enterprise.
The Board of Directors supervises the policy of the Executive Committee. The Executive Committee reports to the Board on a regular basis.
The Board, or its chairman, without prejudice to the powers of the latter, vested in him by virtue of article 18, § 5 (of the Act of 21 March 1991), may at any time request the Executive Committee to report on the activities of the company or some of them."

Decision-making in the Board

Quorum: "Decisions taken by the board are only valid if the majority of the members attend the meeting. If no sufficient number of members are present at the Board meeting, a second meeting, to be held within fourteen days at most, and with the same agenda as the previously scheduled one, can take valid decisions, whatever the number of members present (article 13 sections 5 and 6 of the Company's statutes).

Majorité: "The decisions of the board are taken with a majority of the votes of the members present. In the event of a tie, the vote of the Chairman is conclusive (article 13 sections 7 and 8 of the Company's statutes).

"In exceptional cases, when the urgency and the interest of the company require so, and barring cases excluded by the law, the decisions of the Board of Directors may be taken by written and unanimous consent from the directors" (article 13 section 10 of the Company's statutes).

The Board did not apply this procedure in 2004.

Director's Charter

In order to help the directors to fulfil their mission, while respecting the rules of independence, competence, ethics and integrity, the Board meeting of 28 April 2000 adopted the "Charter of the Director of SNCB".

This charter applies to the members of the Board of Directors of SNCB, as well as to any other persons representing SNCB at the Board of Directors of a company.

In the exercise of director responsibilities, a director should:

Act independently in all circumstances

The director should undertake to maintain, in all circumstances, independence of analysis, of decision, and of action, and to reject any pressure, direct or indirect, that might emanate from directors or the company's management, from specific groups of shareholders, creditors, suppliers or anyone else.

The director should not seek to accept from the company or any related companies, directly or indirectly, any unreasonable advantages that could be considered as compromising his or her independence.

If a director believes that a board decision may harm the company, the director should clearly express opposition and attempt to convince the board of the director's position.

Resignation is the ultimate expression of oppostion. Short of resignation, a director should consider:

> Explaining the reasons for opposition and the negative consequences that would arise for the company if the board pursued its decision;
> Obtaining, if necessary, professional advice;
> Requesting that the decision be postponed, if possible, so that the director's position may be examined;
> Requesting that the director's written position be annexed to the minutes of the board meeting;
> Requesting a special meeting of the board to discuss this point.

In the event of resignation, a director should inform the other directors, the auditor, and the controlling public authority if there is one, and the shareholders' general meeting of the reasons for resignation, while avoiding rendering public any confidential information.

Actively protect the company's interests

The role of a director includes actively protecting the company's interests. This requires recognizing that the role of a director is as much individual as collective in the proper functioning of the company.

The director undertakes to acquire sufficient understanding of the company and its economic, social and legal context.

The director should employ influence, action, and capacity of judgment to lead the company to "optimize" its value in a sustainable, responsible and fair manner.

Ensure the effective functioning of the Board of Directors

The director recognizes that it is the role of the board, upon proposals made by the management, to define the company's missions and values, to lay down its strategic objectives, to appoint the management, to implement permanent structures allowing for the attainment of its objectives, to ensure the implementation of an operational plan and control of the company, and to furnish the necessary explanations to shareholders.

A director should verify that the powers and responsibilities of the Board of Directors and of the management are clearly established and, specifically, that the powers of management granted to the management are clearly defined.

It is up to directors to verify that the board effectively controls the company and the activity of the management. In particular, directors should ensure that:
> no one person exercises unlimited discretionary power within the company;
> the company's internal controlling body functions efficiently;
> management cooperates fully and without reticence in the board's control.

Directors should ensure that the board meets at regular intervals, and that directors receive sufficient and timely information so that the board may debate properly.

The director undertakes to regularly attend the board meetings.

Protect the interests of all shareholders

The director undertakes to verify that the company's decisions are taken solely in its interests.

He shall also see to it that the company's decisions do not favour one party or class of shareholders to the detriment of another.

Directors verify that accurate information is given to shareholders (within limits compatible with commercial and competitive necessities) concerning the company's strategy in general on all subjects of importance affecting the company, and specifically in times of crisis.

Take into account the legitimate expectations of all of the company's "partners" or stakeholders (the community, clients, executives, employees, suppliers and creditors)

Directors recognize that the company and its various stakeholders or "partners" have, beyond their contractual engagements, formed relationships of trust and contracted reciprocal moral obligations, and that, if the director must first and foremost protect the interests of the company and its shareholders, the director cannot ignore that it is in the company's interests to maintain these relationships, and take reciprocal moral obligations into account. moral obligations, and that, if the director must first and foremost protect the interests of the company and it

A director should ensure that the company's management is aware of the interests, views and expectations of its stakeholders, and that procedures are implemented to manage these relationships. Proper and periodic communication should also be exchanged with stakeholders.

Directors should encourage the board to take into account in its decisions, in view of the longterm interests of the company, the impact of these decisions on the environment, on social relations, on rules of competition, and on consumer protection.

Ensure that the company respects its obligations and commitments, and the laws, regulations and codes of good practice

Directors should ensure that the company respects its legal and statutory obligations at all times.

Avoid any conflict between direct or indirect personal interests and those of the company

Directors undertake to ensure that, in any circumstances, the interests of the company and the collective body of shareholders prevail over direct or indirect personal interests.

The director should inform the board of any conflict of interest in which the director could directly or indirectly be implicated prior to any such potential conflict occurring, and abstain from participation in any discussion and decisionmaking on the matters involved.

If a director who represents a third party within the board faces a possible conflict between the interests of this third party and those of the company, he or she should inform the board. The board should then decide if the director may participate in the discussion and decisionmaking on the matters involved.

Further, directors undertake to neither buy nor sell, directly or indirectly, shares of the company or any related company, on the basis of any confidential information acquired as a result of their service as director, when this information, if it had been made public, could have of might have had an effect on the value of those shares.

Avoid any improper use of information or insider trading

The director undertakes to ensure strict observance of the preventive and repressive rules in force concerning the abuse of insider information.

The director shall not disclose, directly or indirectly, any information known to him through his position in the company without the permission of the board.

The director shall not make improper use of the information known to him through his position in the company, regardless of any personal interest or detriment to the company.

The director shall not disclose, directly or indirectly, any information of which he or she knows it is incorrect or false.

The director undertakes to ensure that the information which is not publicly known, and which, if it were the case, might significantly affect the value of the company shares, will not be disclosed to third parties who could be incited or could incite to sell or buy shares of the company.

Permanently develop his or her professional capacities

The director undertakes to develop his or her professional capacities in such a way as to maintain a high level of expertise in a constantly evolving environment.

Adhere to the spirit of the Charter

The director undertakes to adhere to the Charter and to comply with its spirit, knowing that no other code could include all possible situations and that the situations not explicitly prohibited by the charter are not necessarily recommended.

The director shall, when a new situation or a situation which is not referred to in the charter occurs, apply the principles of integrity, independence, justice and professionalism on which this Chapter is based.



Executive Committee

Composition

Article 162 quarter of the Act of 21 March 1991 stipulates that "the Executive Committee of SNCB is composed of the chief executive officer and the directors-general. The number of directors-general is determined by the Board of Directors. The Executive Committee is chaired by the chief executive officer."

The principle of language parity is observed in accordance with article 16 of the Act of 21 March 1991.

According to the law and the Company's statutes the CEO has a different mother tongue than the Chairman of the Board of Directors (article 162 bis § 5 of the Act of 21 March 1991).

The Board meeting of 27 September 2002 brought the number of directors-general to 10 and appointed the directors-general. The Executive Committee is composed as follows:

> Mr. Karel VINCK, chief executive officer,
> Mr. Vincent BOURLARD, executive manager Patrimony,
> Mr. Jean DENAYER, executive manager Rolling Stock,
> Mr. Daniel DEROCHETTE, executive manager Trains,
> Mr. Marc DESCHEEMAECKER, executive manager Freight,
> Mr. Luc LALLEMAND, executive manager Finance,
> Mr. Antoine MARTENS, executive manager Operations,
> Mr. Alex MIGOM, executive manager Network,
> Mr. Leo PARDON, executive manager Passenger Transport,
> Mr. Jean-Marie RAVIART, executive manager Infrastructure,
> Mr. Tony VAN DEN BERGHEN, executive manager Human Resources.

All the members of the Executive Committee have a full-time position at SNCB or representing SNCB (article 162 quarter of the Act of 21 March 1991).

Given that Mr MARTENS is retiring on 1st April 2004, the Board decided on 2nd April 2004 not to replace him provisionally. The functions of the executive manager Operations were taken over by Mr VINCK. Thus made up of the 9 remaining directors-general and the Chief Executive Officer, the Management Committee still complied with the principle of language parity.

In the scope of the restructuring of SNCB/NMBS, the Board of 17th November 2004 set the number of directors-general of SNCB-Holding to 4 and appointed Messrs BOURLARD, VAN DEN BERGHEN and MIGOM. The Board of 4th February 2005 provisionally appointed Mr BECHET 4th executive manager for the duration of the call for candidates.

Following the honourable resignation of Mr Karel VINCK, the Royal Decree of 28th January 2005 appointed Mr Jannie HAEK Chief Executive Officer of SNCB-Holding.



Rules governing their appointment and dismissal

The directors-general are appointed by the Board of Directors, on the recommendation of the Chief Executive Officer and after consulting the Nominating and Compensation Committee. They are dismissed by the Board of Directors (article 162 quarter of the Act of 21 March 1991).

The mandates of the members of the Executive Committee, with the exception of M. Karel VINCK for his current mandate, legally come to an end at the age of 65 (article 162 septies of the Act of 21 March 1991).

Procedure

Frequency of meetings

The Executive Committee shall meet in principle once a week, usually on Monday. The Executive Committee met 54 times during 2004.

Competence

Pursuant to article 162 ter of the Act of 21 March 1991 " the Executive Committee is charged with the daily management and the representation related to that management, as well as with the implementation of the decisions taken by the Board of Directors.

The members of the Executive Committee form a board. They may allocate the tasks amongst themselves."

Representation

Pursuant to article 162 quarter of the Act of 21 March 1991 the executive manager, appointed thereto by the Board of Directors, and the CEO jointly represent the company in all its actions, including representation before the law.

All acts of management or acts committing the company shall be signed jointly by the chief executive officer and the executive manager appointed thereto by the Board of Directors.

This executive manager has a different mother tongue than the chief executive officer.

Pursuant to the approval of the Programme Law of 24 December 2002, modifying i.a. the Act of 21 March 1991, the King may determine, by decree submitted to the Council of Ministers, the acts for which the ap-proval deviates from this article.

The Board meeting of 27 September 2002 appointed Mr Vincent BOURLARD as executive manager delegated with the second signature as of 1 November 2002.

Audit Committee

The Committee's existence is now laid down in article 161 ter of the Act.

Composition

The Committee consists of four directors, with the exception of the chief executive officer, who were appointed by the Board of Directors. The principle of language parity is observed.

Situation before the Royal Decree of 19th November 2004

The members of the Committee were:

- Ms Dominique OFFERGELD, chairwoman of the Audit committee,
- Mr. Eddy BRUYNINCKX,
- Mr. Antoon COLPAERT,
- Ms Magali VERDONCK.

Situation between 22nd November 2004 and 31st January 2005

The members of the Committee were :

- Ms Geertje SMET, chairwoman of the Audit committee,
- Mr. Eddy BRUYNINCKX,
- Mr. Jean-Claude FONTINOY,
- Mr. Melchior WATHELET.

Pursuant to the Royal Decree of 28th January 2005 appointing Mr Jean-Claude FONTINOY Chairman of the Board of Directors, the Board of 4th February 2005 appointed Ms Catherine GERNAY member of the Committee to take over from him.

The chairman of the Board of Directors, the chief executive officer and the person responsible for the Internal Audit Department may be invited to attend the meetings with an advisory vote.

In accordance with the Programme Law of 24 December 2002 "the General Assembly may, on the recommendation of the Board of Directors, appoint an external auditor to attend the meetings of this Committee, with an advisory vote".

The Audit Committee decided at its meeting of 3 February 2003 that recourse to an external auditor should happen on a selective and non permanent basis. Hence, no external auditor was appointed.

Procedure

Frequency of meetings

The Audit Committee meets on a regular basis. The chairperson of the Audit Committee may convene special meetings in order for the Audit Committee to fulfil its task properly.

The Committee met 10 times during 2004.

Competence

The Audit Committee fulfils the tasks assigned to it by the Board. Moreover it is charged with:

- assisting the Board by reviewing the financial reports, i.e. the annual accounts, the management report and the intermediate reports. It also sees to the reliability and the integrity of the financial reporting with regard to risk management. It advises the Board on the accounts;
- assessing, supervising and advising on the company's internal control system and on the related observations and recommendations made by the joint auditors;
- approving the annual audit programme and deliberating on the audit mission reports and the activity reports of the Internal Audit department, as well as examining the recommendations made and actions taken by the management as a result;
- evaluating the way in which the risks to which the Company and the group's consolidated companies are exposed are assessed by the Management and the Internal Audit department;
- supervising the coordination of the work of the Internal Audit department, the work entrusted to external consultants and the work performed by the Joint Auditors (Collège des Commissaires),
- proposing the structure and the budget of the Internal Audit department as regards the human and material resources;
- approving the Internal Audit Charter;
- giving advice to the Board as to the appointment of the person responsible for the Internal Audit depart ment;
- giving advice to the Board as to the appointment of the statutory auditors and their fees.

The Audit Committee reports to the Board of Directors.

Nominating and compensation committee

The existence of the Nominating and Compensation Committee is now laid down in article 161 ter of the Act of 21 March 1991.

Composition

In accordance with the Programme Law of 24 December 2002, this Committee consists of four directors, amongst whom the Chairman of the Board, presiding the Committee and the chief executive officer.
The principle of language parity is observed.

Situation before the Royal Decree of 19th November 2004
Pursuant to the decision made by the Board of 17th January 2003 the Committee was made up of:

- Mr. Alain DENEEF, chairman of the Nominating and Compensation Committee,
- Mr. Karel VINCK,
- Ms Geertje SMET,
- Mr. Jean-Claude DEHOVRE.

Ms Geertje SMET and Mr. Jean-Claude DEHOVRE were invited to attend meetings with an advisory vote.

Situation between 22nd November 2004 and 31st January 2005
The Board of 1st December 2004 decided to modify the composition of the Committee as follows:

- Ms Dominique OFFERGELD, chairwoman of the Nominating and Compensation Committee,
- Mr. Karel VINCK,
- Mr. Jean-Claude DEHOVRE,
- Ms Marianne VERGEYLE.

Pursuant to the modification of the composition of the Board by the Royal Decrees of 28th January 2005, Mr FONTINOY becomes chairman of the Nominating and Compensation Committee instead of Ms OFFERGELD and Mr Jannie HAEK takes over from Mr VINCK as of 1st February 2005.

Procedure

Frequency of meetings

The Committee shall meet as often as required in the interest of the Company.
It met 8 times in 2004.

Competence

The Committee advises on candidatures proposed by the chief executive officer in order to appoint the members of the Executive Committee.

It submits proposals to the Board as regards the remuneration and the benefits to be granted to the members of the Executive Committee and to the top management and follows up these matters permanently (article 161 ter § 4 of the Act of 21st March 1991).

Moreover it fulfils the tasks the Board entrusted it with.



Strategic committee

This Committee was established in accordance with the Act of 22 March 2002 modifying the Act of 21 March 1991 (articles 161 ter §§ 1, 5, 5bis, 6 and 7 of the Act of 21 March 1991). These provisions were adapted following the passing of the Programme Laws of 24th December 2002 and 9th July 2004 and the Royal Decree of 18th October 2004. The Strategic Committee was installed on 20 December 2002.

Composition

In accordance with article 161 ter § 5 of the Act of 21 March 1991 this Committee consists of:

> the 10 members of the Board,
> four members of the Executive Committee, not including the chief executive officer,
> six members representing the trade unions that are associated to an interprofessional organization which is represented at the National Labour Council.

The members of the committee form a board. They may allocate the tasks amongst themselves. The principle of language parity is observed.

The Strategic Committee is chaired by the chief executive officer.

The Board of 17 January 2003 appointed Messrs BOURLARD, LALLEMAND, MARTENS and VAN DEN BERGHEN members of the Strategic Committee, considering their executive tasks at the management level. Given that Mr MARTENS is retiring on 1st April 2004, the Board of 2nd April 2004 appointed Mr DESCHEEMAECKER, executive manager Freight, member of the Strategic Committee.

The Royal Decrees of 18th October and 19th November 2004 appointed Messrs VERMEULEN, BOSSICART, GELMINI, GOOSSENS, DALNE and VAN LAETHEM representatives representing the trade unions.

In order to be validly constituted, the Strategic Committee must count at least ten appointed members. The lack of Royal Decrees appointing the representatives of the trade unions did not prevent the Committee's functioning since the ten members of the Board and the four members of the Executive Committee had been appointed.
The Committee may invite the members of the Executive Committee, who will attend the meeting in an advisory capacity.

Rules governing their appointment and dismissal
(article 161 ter § 5 and 5bis Act of 21 March 1991)

The directors appointed members of the Board are automatically members of the Strategic Committee.

The six seats allocated to trade union representatives are to be distributed amongst the trade unions according to their respective representation within SNCB/NMBS. Until the counting in 2008, the six members mentioned in section 2, 3rd dash represent the trade unions associated to an interprofessional organization that is represented at the National Labour Council. Each organization will have at least one representative. If a trade union has more than one representative, every language group is represented.

The King appoints those representatives by Decree deliberated at the Council of Ministers, on the proposal of the trade unions. They are appointed for a renewable period of six years.

They can only be dismissed by Royal Decree deliberated by the Council of Ministers.

The four executive managers shall be appointed by the Board of Directors.

Taking the new structure and the fact that the Strategic Committee is a Committee of SNCB-Holding into account, the Board of 4th February 2004 appointed the 4 executive managers of SNCB-Holding members of the Strategic Committee as of 1st February 2005.

Composition

Competence

Article 161 ter § 6 of the Act of 21 March 1991 provides that the Strategic Committee is, without prejudice to the powers vested in the Board of Directors and the Executive Committee, competent to

- elaborate, negotiate and follow up the implementation of the pluriannual investment plan;
- give advice before the management contract is concluded and follow up its implementation;
- give preliminary advice about the decisions of the Board of Directors regarding all measures that could have an impact on employment in the medium or long run;
- give preliminary advice on the decisions of the Board of Directors regarding the general company strategy, subsidiaries, processes of mergers and take-overs, general personnel and investment policy, corporate plan, the evolution of yearly finance and budgets and the preservation of the competitive position, on condition that these are decisions having an impact in the long run.

Notwithstanding section 1, the Strategic Committee will not give advice on the decisions made at the National Joint Committee (Comité Paritaire National) regarding matters subject to a social agreement.

The Committee will present an annual evaluation report to the minister who is competent for railways about the follow-up of the execution of the pluriannual investment plan and the execution of the management contract.

Decision-making

Quorum: In order for the Strategic Committee to have a valid meeting, a quorum of at least ten members must be present.
Majorité: Decisions are made with a simple majority of votes. Abstentions are not taken into account. In the event of a tie, the vote of the Chairman is conclusive.

Frequency of meetings

The Committee assembles whenever the Board needs to take decisions on strategic matters which require the Committee's preliminary advice and whenever the management contract or the business plan are to be discussed.

The Committee met 15 times in 2004.

Steering committee

This Committee was established at SNCB/NMBS by the General Assembly of 28th May 2004. Its existence is provided for in article 29 and 30 of the Company's statutes.

Composition

The Committee is composed of the Chief Executive Officer, the Chief Executive Officer of SNCB Transport, the Chief Executive Officer of the Infrastructure Manager and three members appointed by the National Joint Committee, on the unanimous advice of the trade unions that recommend a number of members in proportion to their representation at the latter (article 29 of the Company's statutes). It is chaired by the Chief Executive Officer (article 30 of the Company's statutes).

Till the appointment of the Chief Executive Officers of INFRABEL and SNCB, the operation of the Steering Committee involved the Director of the Department Finance and the Director of the Department Human Resources.

The Committee was composed as follows:

- Mr. Karel VINCK, chairman of the Steering Committee,
- Mr. Luc LALLEMAND,
- Mr. Tony VAN DEN BERGHEN,
- Mr. José DAMILOT,
- Mr. M. BOVY,
- Mr. J DIGNEFFE.

After Mr LALLEMAND was appointed Chief Executive Officer of INFRABEL and Mr DESCHEEMAECKER Chief Executive Officer of SNCB, the Committee was made up as follows:

- Mr. Karel VINCK, chairman of the Steering Committee,
- Mr. Luc LALLEMAND,
- Mr. Marc DESCHEEMAECKER,
- Mr. José DAMILOT,
- Mr. M. BOVY,
- Mr. J DIGNEFFE.

Following the honourable resignation of Mr Karel VINCK, the Royal Decree of 28th January 2005 appointed Mr Jannie HAEK Chief Executive Officer of SNCB-Holding with effect as of 1st February 2005.

Procedure

Competence

The Committee is competent to support the development of new structures, the corporate plans, with the exception of points 3 and 4 under article 200 § 2 of the Royal Decree on the reform of the structures for operational management.
It submits a report on the operational coherence of the system to the Board for approval (article 30 of the Company's statutes).

Frequency of meetings

The Committee meets at least once a month. It may be summoned by any member or by the Executive Committee. The latter as well as any member may put points on the agenda (article 30 of the Company's statutes).
The Committee met 10 times in 2004.



Policy committee

This committee was established in accordance with the Act of 22 March 2002 modifying the Act of 21 March 1991 (articles 161 quarter and 161 quinquies). This Committee was installed on 16 January 2003.

Composition

In accordance with article 161 quinquies of the Act of 21 March 1991 this Committee consists of:

- *the members of the Board of Directors,*
- six representatives, members of the regional transport companies, i.e.
  - Ms Ingrid LIETEN and Mr Eddy MINNAERT of De Lijn,
  - Messrs Jean-Claude PHLYPO and Jean-Marc VANDENBROUCKE of SRWT,
  - Messrs Alain FLAUSCH and Steven VANACKERE of STIB.

Rules governing their appointment and dismissal

The directors appointed members of the Board are automatically members of the Policy Committee.
The procedures regarding the appointment and the dismissal of the representatives of the regional transport companies are laid down in a co-operation agreement.
The King appoints those representatives by Decree deliberated at the Council of Ministers and on the proposal of the respective Regions. The Royal Decree concerning the appointments dates from 21 October 2002.
The King dismisses the representatives by Decree deliberated at the Council of Ministers and on the proposal of the Regions.

Procedure

Competence

Pursuant to article 161 quinquies of the Act of 21 March 1991, the Policy Committee gives advice and formulates suggestions and objections regarding all the steps that could affect the collaboration with the regional transport companies.
The policy committee moreover examines the consequences of the pluriannual investment plan for mobility and the connections with the local transport modes.

Frequency of meetings

The Committee meets when matters within its competence are discussed by the Board.
The Committee met twice during 2004.
The Royal Decree of 19th October 2004 put an end to that Committee with effect as of 1st January 2005 through the rescind of articles 161 quarter and 161 quinquies of the Act of 21st March 1991 on the institution, composition and competence of that Committee respectively.



Control

Government Commissioner

Article 162 nonies of the act of 21 March 1991 stipulates the following: "*SNCB is under the supervising authority of the Minister in charge of the railways. This supervision is exercised through a government commissioner, who shall be appointed and dismissed by the King, on the recommendation of the Minister concerned*".

The Government Commissioner for SNCB is Ms Christine SERVATY.

The commissioner is invited to all the meetings of the Board of Directors, the Executive Committee, the Strategic Committee and the Policy Committee and has an advisory vote. Moreover the commissioner attends the meetings of the Audit Committee also in an advisory capacity (article 162 nonies § 3 of the Act of 21st March 1991).

The government commissioner ensures that the law is respected, as well as the management contract and the legal statutes of the public company. He/she ensures that the policy of SNCB, especially as regards the application of article 13 of the Act of 21 March 1991, does not jeopardize the execution of the public service missions.

He/she reports to the Minister in charge of the railways. He/she also reports to the Minister of the Budget regarding any decisions of the Board of Directors, the Executive Committee, the Strategic Committee or the Policy Committee that affect the general expenditure budget of the State.

The government commissioner shall lodge an appeal with the Minister in charge of SNCB within four days, against any decision that contravenes the law, the statutes of the company or the management contract. This period is interrupted by legal holidays, Saturdays and Sundays. The appeal is suspensive.

The Royal Decree of 3rd February 2005 appointed Mr Marc BOEYKENS Government Commissioner to the SNCB-Holding with effect as of 4th February 2005.

The Joint Auditors (Collège des Commissaires)

Article 25 § 1 of the Act of 21 March 1991 stipulates the following: *"The verification of the financial situation, of the annual accounts and of the regularity in terms of legislation and the legal statutes, of the operations to be reflected in the annual accounts, is for every autonomous public enterprise entrusted to a Board of Joint Auditors which consists of four members. The members of this Board bear the title of statutory auditor (Commissaire)".*

The Board consists of four members, two of whom are members of the Cour des Comptes and are appointed by the said body and two others who are members of the "Institute of Company Auditors" and appointed by the General Assembly.

The members are:

- > Mr Herman VAN IMPE, chairman of the Board, company auditor
- > Mr Michel DELBROUCK, company auditor
- > Mr Michel DE FAYS, member of the Cour des Comptes
- > Mr François VANSTAPEL, chairman of the Cour des Comptes

They are appointed for a renewable period of six years. The duration of the mandate must, if the need arises, be mentioned in the Company's statutes. The General Assembly of 31st December 2004 set the duration of the mandate of the members of the Collège des Commissaires to 3 years for SNCB-Holding.

Their mandates expire

- > for Mr VAN IMPE, at the General Assembly of 2009,
- > for Mr DELBROUCK, at the General Assembly of 2009.

Audit of the consolidated accounts and of the annual accounts of the subsidiaries

The consolidated accounts are verified by the auditors appointed by the General Assembly on the recommendation of the Board of Directors and pursuant to the agreement of the National Joint Committee. Their mandates are valid three years and are renewable.

- > The General Assembly of 30th May 2003 appointed the following companies:
- > VAN IMPE & PARTNERS
- > DELBROUCK & Cie,
- > PRICE WATERHOUSE COOPERS REVISEURS D'ENTREPRISES.

Their mandates expire at the General Assembly of 2006.



Remuneration of the members of the managing bodies

Remuneration of the directors

The General Assembly of 19 July 2002 fixed the hereafter-explained new principles for determining the remunerations of the directors, the chief executive officer excepted.

The remuneration of the chairman consists of an annual fixed part of € 40,000 and a variable part consisting of the attendance fees for the meetings. The attendance fees are:

- € 1,000 per Board meeting;
- € 400 per attendance to a Committee;
- € 800 per Committee chaired
  (Strategic Committee – Nominating and Compensation Committee).

Moreover an annual fee of € 4,000 is granted for expenses.

The remuneration of the other directors consists of an annual fixed part of € 15,000 and a variable part consisting of the attendance fees. The attendance fees are:

- € 500 per Board meeting;
- € 400 per meeting of the other Committees.

Moreover an annual compensation of € 2,000 is granted for expenses.

In order to receive the attendance fees, members must attend the meetings.

The total amount allotted to the directors and the chairman for the year is:

- fixed part and attendance fees for the Board: € 244,308.70
- attendance fees for the Audit Committee: € 19,200.48
- attendance fees for the Nominating and Compensa-tion Committee: € 16,426.08
- attendance fees for the Strategic and Policy Com-mittees: € 11,546.40.

Remuneration of the executive managers

The Board has determined the remuneration of the members of the Executive Committee.

Since 1st November 2002, the remuneration system has been made up of:

- a fixed part, i.e.
  - the basic wages;
  - the monthly executive allowance;
  - the special post allowance: a monthly lump sum.

- a variable part, i.e.
  - the special post allowance: 0 to 100% of the basic annual wages. The allowance percentage is determined by the Nominating and Compensation Committee on the proposal of the CEO, and was set for the first time on 1st November 2002 taking into account the degree of difficulty and the social complexity of the position concerned. This percentage shall be revised annually;
  - the productivity bonus: variable according to an appraisal coefficient of 0 to 3. Twice a year (June and December) the CEO shall make an evaluation and present it to the Nominating and Compensation Committee. The evaluation shall be based on the achievement of the set objectives.

The variable part represents on average some 30% of the remuneration.

The holiday allowance, the annual bonus and any other fees and compensations are determined in accordance with the rules in force. Contract employees are entitled to group insurance.

The total gross amount allotted in 2004 to the members of the Executive Committee, including the chief executive officer, is € 3,263,913.05.

Mandates in subsidiaries and companies with participating interests

Companies in which mandates were held (direct or indirect participation) by members of the management bodies or personnel of SNCB

IFB
EUROSTATION
EURO LIEGE TGV
TUC RAIL
FINANCIERE TGV (till 10th September 2004)
RAILTOUR
SEA RAIL
TRANSURB & TECHNIRAIL
Crédit immobilier aux cheminots
Chantier de Créosotage de Bruxelles
Foncière rue de France
PUBLIFER
RAILTOUR TO
E.B.T.
S.C.T. NOORD
I.C.F.
I.C.WEST
T.R.W.
Thalys International
EUROFIMA
Bureau Central de Clearing
GEIE/EEsv EURATEL
I.C.R.R.L.
D.P.M.L.
BENE RI
SYNYIGO (ex-BENE IT)
EUROSTAR GROUP
FRIGOSUISSE
BRUXELLES-MIDI
HIT RAIL
Charleroi Dry Port
Terminal Athus
CNC
R.K.E.
Coil Terminal
FachBeirat & Schmidt International GmbH
IFB Service Center
ACIMAR (gone into liquidation)
Brussels Port Invest
Rail Infra Logistics
Woodprotect Belgium
Dry Port Dunkerque (gone into liquidation)
Rail-Web
GIE/ESV NEN
GIE/ESV INTERMAN
UNILOG
EURO IMMO STAR
CNC FERRY BOATS INTERMODAL
N.F.T.I.
GIE/ESV O.C.H.Z.
Tuc Romania
Association momentanée Transurb-Tuc
Liège Logistics Intermodal
Saima Avandero SpA
ABX LOGISTICS (France) SA
ABX LOGISTICS GmbH
ABX LOGISTICS (Deutschland) GmbH
ABX LOGISTICS (Portugal) Lda
Eurofrete Lisboa Lda
Fachbeirat Rheinkraft International
Transpiedade transitatrios Lda
ABX LOGISTICS GROUP
Gruppo SAIMA Avandero srl
ABX LOGISTICS/Saima NV
ABX LOGISTICS (Espagne) SA
ABX Logistics Worldwide SA
ABX Logistics (Americas) Inc.



Members of the management bodies or personnel of SNCB who exercised mandates

12 members of the management bodies (present and former) and 34 members of staff of SNCB exercised mandates.

Remuneration

The gross remunerations amount to € 69,006.92.

The Executive Committee of 21st February 2005 decided that employees exercise mandate in daughter companies unpaid, whatever their rank. The Committee expressed the wish that daughters companies follow that same line.





Transport activities

Domestic passenger transport

Attracting more travellers (+ 6.5% in 2004)
Keeping and satisfying customers
Increasing the quality of services:
Indicators on the increase (punctuality, satisfaction)

Traffic evolution

For the sixth year in a row domestic passenger traffic volume indicators are on the increase. In 2004, the domestic passenger transport kept on progressing and eventually totalled 7,328 million passengers-km (pkm). The increase in passenger number reached 6.5% and that in pkm 5.8%. After neutralisation of the transport carried out in 2003 with the Bonus Pass (customer loyalty drive – season-tickets) and Sorry Pass (compensation for strikes) the increase in passenger number scored 7.9% and that in pkm 7.6%.
Year 2004 showed an increase in number of passengers by 2.3% in the Pass and ticket segment and by 9.1% in that of season-tickets. The traffic tariff revenues increased by 5.8% and 12.4% respectively.
The most exceptional evolution in the segment Pass and tickets is that of the Key season-ticket whose traffic per kilometre was multiplied by twelve.
Moreover Rail pass, weekend tickets and one-day trips also experienced an increase by 29.4%, 16.3% and 12.6% respectively, results very much higher than those of the previous year.
The traffic per kilometre, including season-tickets, increased by 11.3% if compared to 2003. In general we notice a marked increase in the traffic with yearly season-tickets.

Standard journey season-tickets, as far as they are concerned, chalked up a rise in pkm by 14%.
As for school season-tickets (+0.7 % in pkm), daily journeys remained at the level reached in year 2003 and the traffic relating to the season-ticket 'Campus' rose by 10.1 %.
Traffic, for the other season-tickets, increased by 13.8% in pkm, which was due in particular to the influence of the network and administration season-tickets whose rise scored 17.5 %.
The State financial contribution for the Public Service Mis-sion entitled "Domestic transport of passengers by trains of the ordinary service" (article 33 of the Management Contract) amounted to € 370.2 million and the tariff steps enforced by article 33bis (free-travelling to children aged 6 to 12, discount to holders of a school season-ticket under 18, favour tariff to seniors aged 65 or over) were compensated for to the limit of € 12.9 million. The compensation for the customer loyalty drive aimed at the holders of a season-ticket added up to € 10.9 million.
As to the compensation for the discount granted in the scope of the drive to instil loyalty into season-ticket holders, the contribution of the State amounted to € 2 million.
The State financial contribution increased by 2.4% in total.

Evolution of domestic passenger traffic (million passengers-km)


2003
2004
3187
3163
3742
4165
Tickets
Season tickets

Apportionment per ticket category (passengers-km)


Full fare tickets
Multiple journey cards
Commuter season tickets
School season tickets
Other season tickets
4%
11%
30%
42%
13%



Domestic passenger traffic (million passengers-km)


5785
6317
6599
6790
6929
7328
1995
2000
2001
2002
2003
2004

Domestic passenger traffic (million passengers)


133
140
146
151
155
165
1995
2000
2001
2002
2003
2004

Domestic passenger transport	2004	2003	Difference	Difference%
Number of passenger (million)	165.0	154.9	10.1	6.5
Number of passenger-km (million)	7,328	6,929	399	5.8
Traffic revenues (thousand EUR)	377,437	347,545	29,892	8,6
Contribution of the State for public service mission (thousand EUR)	396,227	387,091	9,136	2.4
Turnover (thousand EUR)	794,711	759,312	38,399	5.1
Average passenger journey (km)	44.4	44.7	-0.3	-0.7
Average number of passengers per train (domestic and international, conventional trains)	104.7	100.8	3.9	3.9



The transport offer

The transport plan was adapted on 13th June and 12th December 2004 taking the permanent assessment of the evolution of the demand and the additional technical means into account.
The major changes made were the following ones:

Timetable adaptations of 13th June 2004

> **Line Ostend – Brussels-Leuven-Liège-Eupen/Aachen**
The work on lines 36/37 and in Liège station required modifications to the timetable and/or stopping points of the IC A and IC D trains.

> **Contribution to sustainable mobility in the scope of plan "Minder Hinder" (less hindrance) at Antwerp**

New stopping points on District North-East:
Two additional stopping points were put into service on line 15: the first one for the reopening of Zolder, the second one for the brand-new Park and Ride Wolfstee the aim of which is to absorb vehicle rows during the work on the ring of Antwerp.

Zolder is located on line 15bis, between Heusden and Hasselt, and is served at a rate of a train an hour on weekdays and a train every other hour at the weekend.

Wolfstee, as far as it is concerned, is located on line 15 between Bouwel and Herentals and one kilometre away from highway E313.

It is served at a rate of a train an hour on weekdays, plus rush-hour trains and is not served at the weekend.

Similarly, signal box 9 in Antwerpen-Noord shunting yard was made into a passenger station in order to cope with the consequences of the work on the Ring of Antwerp, and called Antwerpen-Haven. This stopping point is served by 8 return trains running between Antwerpen-Berchem and Antwerpen-Haven, on weekdays. At the weekend, Antwerpen-Haven is only open to SNCB/NMBS staff.

Stopping point Schelle, on line 52 Puurs – Boom – Antwerpen, has been reopened. It is located between Niel and Hemiksem and served at a rate of one train an hour on weekdays, plus rush-hour trains.

Fleshing out the train offer from or to Antwerpen-Noorderdokken on weekdays
This step was taken in the scope of the work on the ring of Antwerp, and with a view to allowing Antwerpen-Noorderdokken to go on acting as a nerve centre with regard to the traffic around the Harbour (connection with company busses, De Lijn busses and huge parking facilities).

The offer has been fleshed out to Noorderdokken in the morning and from Noorderdokken in the evening. This affects 35 additional trains, including trains from or to Antwerpen-Haven.

Half those trains are P-trains the journey of which has been extended to Noorderdokken. As a result, this stopping point becomes easily accessible without stop from several directions at certain times of the day.

Increase in seat capacity through coming on stream of the new M6-type doubledecker coaches
> A 3rd rake of M6-type coaches is running on the service Brussels - Namur - Arlon – Luxembourg (IC J) ;
> 1 return journey on the service Mouscron – Schaerbeek (IC H) as of February 2004 ;
> 1 return journey at rush hour on the service Quévy - Schaerbeek as of August 2004.



Timetable adaptations of 12th December 2003

Adaptations of several services as a result of ongoing work, the major ones being as follows:

> **Service Charleroi-Sud - Antwerpen-Centraal at the weekend**
Work on line 25 and the coming on stream of M6-type coaches led to an additional connection with the L train to Essen at Antwerpen-Centraal station.

> **Service Lille - Namur – Hasselt (IC D) and Hasselt – Antwer-pen (IR c) at the weekend**
Because of infrastructure work on line 130, between Charleroi and Namur, the train timetable on the main Walloon line had to be adapted. This resulted in:
> An improvement in regularity of the IC D trains and a better observation of connections;
> The implementation in Namur of a connection between the IC D from Liège and the IC J trains to Luxembourg;
> A break of connection in Liège-Guillemins between the IC D trains from Namur and the slow train to Verviers – which affected few customers.

IC D trains have been extended to Hasselt and IR c trains limited to Hasselt instead of Liège-Guillemins.

In spite of the ongoing work, an improvement in regularity is expected on the Walloon main line at the weekend.

> **L trains Leuven-Antwerp at the weekend**
Work currently in progress in Holsbeek area led to the institution of a new rate on the L service Leuven-Antwerp at the weekend.
The total journey time between Louvain and Wezemaal has increased by 9 minutes as a result of the new rate being such that L trains are now calling for 7 minutes at Aarschot. As for the remaining stops of that service, the increase in journey time was less significant.

> **Cityrail Service Braine-l'Alleud – Aalst on weekdays**
As a result of REN work, the departure of City Rail trains from Braine-l'Alleud was put forward by 15 to 18 minutes, with arrival 6 to 9 minutes earlier in Denderleeuw and 5 minutes earlier in Aalst. In consequence, the timetable of some P trains was slightly modified on lines 60 and 50.

Slight modifications were made to the running of some weak-load-factor rush-hour trains.

Brussels suburban service

In 2004, the first great steps in the building of the Regional Express Network around Brussels were taken forward:

- From the transport plan of December 2006 onwards, the Federal Government will make up for the operating loss resulting from an offer of 2 trains an hour for a whole day on 6 railway lines to Brussels.

- The State also gives securities for the procurement of 50 REN and takes an option on another 107 power cars. In the course of year 2004, SNCB/NMBS drew up functional specifications for the procurement of power cars. Five manufacturers made an offer for 8 types of REN sets. SNCB/NMBS will review the various offers during year 2005.


DEPART

Trading policy

After 2003, a year that was rather a transitory period from the point of view of trade, a new approach guaranteeing continuity was made concrete in year 2004.

In this year, the range of products and tariffs was adapted twice: on 1st February and on 1st October. Those modifications, in fact tariff adaptations and simplifications, made this range both more open and more attractive to customers.

On 1st February prices increased by 3.12% (rounded-off prices): tickets by 3.1% and Passes and season-tickets by 3.2%.

On 1st October SNCB/NMBS started the 2nd tariff-simplification phase. The Multi Pass and Ozone season-tickets were withdrawn from the tariff range while the time restrictions applying to other multi-journey season-tickets such as Go Pass and Rail pass were abandoned, thus making them slightly more expensive. The tariff granting a 50% discount was limited to the price of a journey, as applied to the Rail pass (1st and 2nd class). The new 50%-discount season-ticket became available only as a yearly product though at a lower price (€ 100 instead of €151). The price of season-ticket yearly validations was raised and set at 10 (instead of 9) times that of a monthly validation.

Despite those two adaptations, the prices in domestic service remain low if compared with those of neighbouring railways (the level of the rates applied by SNCB/NMBS is lower than that of the European average) as well as with the actual costs the use of a private car entails.

In addition to these 'internal' adjustments, a series of steps advocated by the political authority also played a major part.

The drive in order to instil loyalty into season-ticket holders gradually waned and came to a close on 1st January 2005 (the electronic wallet balance being maintained).

Besides, SNCB/NMBS made the drive entitled "free home-to-work commuting" concrete in the following way: if an employer commits himself to paying 80 % of the price of a season-ticket (SNCB/NMBS's part), the State pays the remaining 20 %. In consequence a lot of employees (federal civil servants, employees of BIAC, Belgocontrol, Belgacom and La Poste) have since 1st March been travelling by train free of charge. Since 1st July the STIB surtax included in season-tickets has also been benefiting by that measure.

And since 1st January 2005 that free-travelling promotion step has also been extended to the private sector.
An ever-increasing number of customers moreover opted for the yearly validation.
The potentialities of international short-distance traffic were not left untapped: since 30th August, SNCB/NMBS has been marketing the one-day validity Trampoline ticket (for adults). This ticket is valid on the lines Tournai-Lille and Kortrijk/Mouscron-Lille.

A "long-term" strategy

A "long-term" strategy was developed and then negotiated with all "stakeholders" of SNCB/NMBS.

That strategy is meant to attract more travellers, to keep the existing customers and to satisfy them more thoroughly whilst increasing the income. It showed through some striking initiatives:

> During the 1st half-year and in the scope of the drive entitled "Minder Hinder" (less hindrance), SNCB/NMBS spoke to commuters moving by car around Antwerp. The intention was to inform them of the extent (of the 1st phase) of the work on the Ring of Antwerp and to propose an alternative commuting method in the form of a strengthened 'train offer' (providing additional trains and reopening stopping points). The aim of that drive being not only to attract customers to the train alternative for the period of the work but also, and above all, to keep them afterwards, those efforts will carried on in 2005;

> A week before the 'mobility week' was launched, SNCB/NMBS set up a drive to make the car drivers aware who daily commute to Brussels for their job. Some 10,000 brochures were distributed at the heaviest crossroads of Brussels. Those brochures contained a slip entitling to a very favourable fare for a 'test trip' by train;

> Since 8th March the sale of tickets by Internet has officially started (e-ticketing with home printing). More than 65,000 tickets have since then been sold through that distribution channel, an amount accounting for an income of 600 000 €. On 25th October the system was extended to the order and payment of the validation tickets of the network, journey and school season-tickets, with postal delivery;

> Between 26th October and 22nd November the drive entitled 'speed' was launched. That well-fleshed-out drive laid stress on the journey-time saving (minimum 10 minutes, in comparison with the car) 8 services to Brussels, Antwerp or Ghent represent;

> The number of enrolments for the drive entitled 'Go Pass Gate' scored 26,688 in the course of year 2004. Three thousand and twenty-five out of the six thousand and forty-two new enrolments took place in November, following the drive 'Go Pass Gate' and the creation of the new Website about it. The sales, for that particular ticket, reacted well because of the advertising efforts into this new Website and the withdrawal on 1st October of the time restrictions on the use of that season-ticket;

> Since July newsagents of the chain Alvadis have been selling Go Pass, Rail pass as well as Key season-tickets;

> Various market surveys took an interest notably in customers' satisfaction, in the priorities of the latter with regard to the services provided in stations and on board trains and in the reasons why they commuted by train from home to work. Moreover, car commuters were also put questions to, in order to discover why they did not commute by train.




Bruxelles-Midi
1

Quality

Satisfaction of the customer

As in previous years, customers were surveyed in order to fathom their satisfaction. Those surveys were concerned with a series of service aspects and in particular with the punctuality of trains, the information in stations and on board trains, the comfort and cleanliness of the rolling stock as well as the welcome by station and train staff. In those respects, the overall customers' satisfaction jumped from 7.25/10 to 7.44/10.
All indicators scored higher marks in 2004 than at the end of the previous year. The greatest improvement was felt in the field of train cleanliness the marks of which rose from 6.42/10 in 2003 to 6.70/10 in 2004. This improvement is the result of a process that was launched a few years ago.
We noticed the same phenomenon with punctuality the score of which rose from 6.74/10 in 2003 to 7.00/10 in 2004.
Sustained efforts must however go on focusing on the following criteria: frequency, price and cleanliness.

Punctuality of runs

Railway traffic regularity improved during year 2004. The regularity rate chalked up 95.7 % as against 95.3 in 2003, after neutralisation of the delays due to force majeur, to the execution of large investment plans and to long-duration slackening for reasons of safety (article 59 of the Management Contract).

For the third year in a row, SNCB/NMBS met the standard laid down. Without neutralisation, regularity figures add up to 93.2 %, i.e. a progress by 0.6 % if compared with 2003.
At international level SNCB/NMBS is still one of the best railways from the point of view of regularity.

The number of infrastructure failures fell, if compared to 2003, and their consequences dropped by 20 %.

Some 25 % delays are ascribable to third parties. Having few or even no control over such delays, SNCB/NMBS endeavours to limit their consequences as much as possible.
Among the causes of those delays, we notably find the suicides or suicide attempts, bomb scares, accidents at level-crossings with involvement of third parties, wilful damage caused to level-crossing installations, acts of vandalism, assaults and bad weather.

Train cleanliness

Definite progress was made in this field. New working methods were developed and adapted in the course of year 2004. The application of a standard measuring system made it possible to follow up the compliance with cleanliness criteria continuously. The result of those measurements was compared to the perception of cleanliness, as stated in the quality barometer.



Seat sufficiency

Huge efforts were made in 2004 in order to provide travellers with a greater number of seats through the coming on stream of new or renovated rolling stock as well as through a real-time follow-up of train composition and load factor that allows a flexible adaptation of the offer to the demand.

City Rail

Five suburban services around Brussels were officially launched on 15th December 2003. The guidelines of City-Rail are notably the use of the renovated two-coach power cars, a daily follow-up of train composition, regularity and load factor, and a regular follow-up of station and train cleanliness. Those follow-ups are ensured by the information train guards pass on through their SMSes on the one hand and by the appointment of a person in charge of quality on the other.
The necessary steps are taken whenever unevenness is noticed. Since March 2004 those five services have been included in the surveys pertaining to the quality barometer and the train-load factor is followed up separately. There is moreover a permanent follow-up of train regularity and composition, station cleanliness and rolling stock type allocation and cleanliness.



Train accompanying

Recruitment, basic and continuous training

A hundred and four train guards were recruited in order to compensate for natural wastage. These employees are attending a 97-day basic training. During that basic as well as the continuous training, the stress is laid on the part the train guard is to play with regard to customers. He is thus an ambassador of SNCB/NMBS who is also in charge of passenger safety and comfort, and takings.

Service and professional attitude

The basic training not only covers the passing-on of knowledge of the necessary technical and product items but also includes a special module entitled 'professional attitude of the train guard'. This module tackles the following topics:

> Function and profile of the train guard;
> Prevention and attitude;
> Transactional analysis;
> Communication;
> Respect for and understanding of foreign cultures;
> Conflict management.

Special Control Squads

While the activity of Special Control Squads was restricted to the area around Brussels at the beginning, it has gradually stretched out. New squads are now operating from Liège, Namur and Arlon onwards. And Antwerp, Bruges, Kortrijk and Mons will have their turn at the beginning of year 2005.

'Real-Time' information

Plan 'IRT' (improving real-time information) has become permanent. Special attention was paid to the detection of 'weak links' in the transmission chain in order to make management more efficient. The aspects relating to information transmission are also taught by means of specific exercises during continuous training sessions.

Coaching

Plan 'coaching' was started in 2004. Coaching (there is one coach per group of 40 train guards) aims at enabling train guards to better blossom in their job and to make the 'down-to-top' communication easier so that it is possible to adapt the information transmission policy and focus on the customer permanently.

Ibis

The first portable terminals, the substitute for IVETTE machines, are coming out in service. Since 14th September six train guards have been working full time with a new IBIS portable terminal during a 'test' phase. The train guards who have completed basic training in the meantime are also working with that new tool only, so that 51 such machines have already been apportioned to 6 different depots.
The new application will help to improve the quality of service and connect to 'route management' and to rolling stock managers in countless new ways. It will be possible to follow up train composition and load factor more efficiently. Reports on faulty rolling stock, on malfunctioning with an impact on the comfort of passengers will also be communicated much more easily.

International passenger transport

Europe, the new trip size
High-speed traffic: more than 30% of the turnover of the activity passenger of SNCB/NMBS and 77% of the international service
Since its start, this traffic has increased by 80%

Traffic evolution

In 2004, the international traffic on the national territory - expressed in number of passengers per kilometre - scored 1,347.6 million, i.e. an increase by 0.8% if compared to the same period in 2003 and the transport turnover chalked up € 181.9 million showing an increase by 3.2%.

The turnover of the activity 'international passengers' – abandoned in year 2004 – including the foreign part of market prices of year 2003, dropped by 0.6 % all in all.

High speed

After a moderate performance in year 2003, the traffic relating to the activity high-speed (Thalys, Eurostar and Brussels-to-France HSTs) showed promising results for 2004.

The traffic – expressed in passengers-km – and traffic revenues increased by 7% and 10.8% respectively.

After a fall in year 2003, during which we witnessed a drop in traffic, Thalys transport results are on the increase again and even show a recovery in 2004 (+2,6% in passengers-km et 2,1% in passengers) despite the reduction by a daily return service to Amsterdam and Cologne. This recovery is the result of new tariff offers, communication drives and partnerships.
All routes made progress in terms of traffic, with the exception of the service between Paris, Brussels and Germany where we noticed a drop due probably to the German operator being rather unknown.
Transport revenues increased by 8.8%.

Traffic and turnover of Eurostar services both recovered significantly as a result of the commissioning of the new high-speed line in England on 28th September 2003, which shortened the journey time by 20 minutes, and thanks to a business strategy focused on the segment "business" customers.
In the course of year 2004, Eurostar transported another 18.5% passengers, if compared with 2003 and its market share rose to 63 % on the line Brussels – London at the height of the year.

The Eurostar traffic between Brussels and Lille accounted for 224 thousand passengers in 2004, which amounts to an increase by 13.7 % if compared with 2003.

The number of passengers-km and the transport revenues increased by 29.9% and 26.1% respectively.

The traffic Brussels - France keeps on making progress, its number of passengers-km and traffic revenues increasing by 10.2% and 4.6% respectively.
In 2004, high-speed trains (Thalys, Eurostar and junction HSTs) accounted for 71 % of the traffic expressed in passengers-km and 75% of the transport revenues.

Conventional traffic

The evolution of international conventional traffic is directly affected by the restructuring of the offer, i.e. the cessation of operation of trains at market price under SNCB/NMBS management and the operation on a contractual basis of trains farmed out by and generating no traffic for SNCB/NMBS.
The number of passengers transported on the Belgian territory dropped by 8.6% and the traffic, expressed in passengers-km, registers a drop by 11.1%.



International passenger traffic	2004	2003	Difference	Difference %
Number of passengers (million)	**13.38**	13.42	-0.04	-0.3
Number of passengers-Km SNCB/NMBS railway (million)	**1,348**	1,337	11	0.8
Traffic revenues (thousand EUR)	**181,892**	176,250	5,642	3.2
Turnover (thousand EUR)	**208,525**	214,899	-6,374	-0.6
Average passenger journey (km)	**100.7**	99.6	1.1	1.1
Number of passengers a high-speed train	**237.8**	225.1	12.7	5.6

International traffic
(million passengers-km on the Belgian network)


972
1415
1439
1470
1337
1348
1995
2000
2001
2002
2003
2004

Conventional traffic and HST's
(million passengers-km)


2003
2004
458
408
Conventional
879
940
HST

Turnover apportionment
international traffic


Conventional
Eurostar
Thalys
Bruxelles-France TGV's
4%
30%
54%
12%



The train offer

Thalys

Since September 2004 the railway services providing a half-hourly service on weekdays on the route Paris – Brussels have been cut by one outward and return. Thalys has since then been doing 25 returns a day.

A drop in traffic on the services Paris – Amsterdam and Paris – Cologne resulted in these two loosing one return a day since 14th December 2003. This is how the Thalys 9412 / 9445 pair of sets was limited to Liège-Guillemins station.

In the course of year 2004, 5 daily returns were maintained on the service Brussels - Roissy-CDG – Marne-la-Vallée (Disney-land Resort Paris) in order to be able to serve Charles De Gaulle airport during the heavy landing and take-off periods.

The initial offer has been fleshed out adding seasonal trains to the French Alps (Bourg-St-Maurice, Moutiers) and Geneva in winter and Marseille in summer.

Eurostar

In 2004, nine Eurostar sets ran in each direction, on the Brussels – London service on weekdays. This figure was cut to seven on Saturday and Sunday.

Thanks to the commissioning of the first part of the high-speed line in England in September 2003, year 2004 was the first one during which the journey time between the continent and London was shortened. The shortest Brussels – London journey time - without stop at Lille - is 2h15 minutes. With the other Eurostar trains, it takes 10 minutes more.


2111

Brussels – France HSTs

The train offer remained unchanged for the whole year, with 1 daily train to Nice, 2 to Marseille, 1 to Perpignan and 1 to Bordeaux. Besides, a service (an outward journey on Friday and a return one on Monday) weekly served Grenoble.

ICE

The ICE offer remained in 2004 as it had been in 2003, i.e. 3 trains a day in each direction, between Bruxelles-Midi and Frankfurt Hbf, with intermediate stops at Liège-Guillemins, Aachen Hbf, Köln Hbf et Frankfurt airport.

As a result of an imbalance between costs and revenues, SNCB/NMBS terminated at the end of June 2003 the contract for the running of ICEs entered into with the German railways (DB AG). A new contract has come into effect since 1st July by which those trains are run at the commercial risk of DB AG that pays an amount to SNCB/NMBS to cover infrastructure maintenance costs.

Conventional train offer

The activity 'night trains' formerly organised by SNCB/NMBS came to a close with the last train of accompanied motorcars to Saint-Raphaël in the South of France on 26th September 2003.

The night train 242/243 Paris – Brussels – Berlin/Hamburg and, since 13th June the night train 349/347 Brussels – Warsaw – Moscow have been running on a contractual basis, SNCB/NMBS being paid for its infrastructure maintenance costs. As a result it no longer shares the revenues thereof.

As for day conventional trains, the EC 90/91 trains Vauban to Milan, 96/97 Iris to Zürich and 295/296 Jean Monnet to Strasbourg kept on running. Since 12th December 2004, the EC 90/91 train has however been limited to Brig and the EC 295/296 train runs further to Basle.

Sale, distribution and welcome

Diversified sales and information channels
Closer to customers through 'on line' techniques
An improved welcome infrastructure

Ticket selling

Domestic service tickets

Tickets

Since 12th March 2004, customers with an internet connection can purchase a certain number of tariff products on-line (e-tickets), through a simple and secure system, pay via the system Banksys and print their tickets at home.
Each ticket has been protected against possible fraud, notably by means of a product code, in fact an illustration changing every day and a bar code. Train guards can thus spot forged tickets immediately.

Season-tickets

School, journey or network season-ticket holders can renew these through Internet, at home, and no longer need to queue up at the office window.
Similar to that for buying tickets, the procedure for this renewal is simple and comprised of several steps. The payment is made with a credit card or Bancontact (using a C-ZAM termi-nal). After he has made the request, the customer receives an acknowledgment e-mail. The validation is sent by post on the working day following the order. To be sure to receive the tickets at home in due course, the request for validation must be carried out minimum 10 days in advance and maximum 31 days before validation.

International transport tickets

Selling of tickets by SNCB/NMBS

Stations
As far as international journey booking is concerned, the customer can apply to the main stations where he will also find leaflets on the international offer from Belgium. An ever-increasing number of customers order their tickets by phone and, in particular, by Internet.

Sales by phone
In the scope of international sales the call centre suggests tickets for Eurostar, Thalys and the HST. It also plays an important part in the after sales service – exchange or cancellation of tickets. Customers booking by Internet can also get assistance from the call centre, if need be. In 2004, the call centre received some 400,000 calls.

Information by phone
The call centre in charge of the information on international journeys received slightly more than 325,000 calls. This call centre gives particulars on all high-speed trains as well as on international conventional trains from or to Belgium.

Call centre 'sale' and 'information' functions
The aim is to have a single call centre gathering both the information and sale functions together, a call centre that can be called every day dialling 02/528.28.28. First, the information staff, as a whole, was also trained to selling. In the course of the first half of year 2005, the staff coming from the former Telesales will be trained to giving information about conventional products. This merge is aimed at improving the service to the clientele: customers can now get information and book a seat in a single phone call, a rationalisation thanks to which the accessibility to the call centre will increase.

On-line sales

The sale via internet site www.sncb.be really took off during year 2004, Thalys, Eurostar and HST ticket sales increasing by 61 %. Customers booking by Internet pay their tickets with their credit card and can then pick them up at the office window or a vending machine in one of the 19 stations having one. Tickets can also be sent by post.

In December 2004, the offer of products provided by Internet was extended to the conventional Brussels - Amsterdam service. The tickets for that service and the intermediate stations can be ordered by Internet and printed at home. User-friendliness is therefore ensured. The same also holds true for Thalys customers who can order some ticketless travelling products, providing that they join programme Cybelys. Customers taking advantage of the Thalys last-minute offer can bock tickets on the site and print them at home.

Thoroughly reshaped since May 2004, the Internet site and its booking module will be advertised and explained through an e-mail information letter sent every month by SNCB/NMBS. Customers, who are interested in it, can enrol through the site. Contests are also regularly organised, under the heading 'travelling through Europe'.

The customer can moreover find detailed information on the train offer and on the interesting and unusual things or events of the regions those trains serve. He can in addition download most of the recent brochures. Should this information still prove insufficient, he may then send his questions by e-mail.

Sales by outside distributors

The rise in sales through travel bodies in 2004 is due to an increase by 12.7 % in the business segment.

This improvement is chiefly due to a recovery of economic activities in general and to the increase in Eurostar sales as a result of the reduction in journey time.

Ticket sales in the tourist segment, increased by 25 % but the sales of international traffic tickets included in the offers of tour operators on the other hand stagnated.

The increase in the 'tour operating' segment barely scored 1.25 %. But as this segment had registered a sharp increase in 2003 it could nevertheless keep a strong position on the market throughout 2004.

Cooperating with carriers in the field of distribution

In order to strengthen the international-traffic passenger-transport offer, carriers entered into marketing agreements with each other as concern the different travel agency market segments.

Each market segment is managed by an account manager who is submitted a marketing plan developed in collaboration with the carriers.

The various market segments are: business travel, leisure travel, tour operating, incentives & groups and the Rail Service Centre (RSC).

Rail Service Centre (RSC)

In charge of the sale of transport tickets for travel agencies not issuing tickets themselves, the Rail Service Centre went through a period of sluggishness if compared with 2003. The reason for the drop in sales is the cessation of nighttrain operation in international traffic. On the other hand, the increase in sales of the HST offer compensates for the loss of those night trains.

In the scope of the development of the Rail Service Centre as a centre competent with regard to the railway offer in international traffic, the commercial development of the sale of group tickets to schools takes place in collaboration with the specialised media.

The train offer in Canada, the United-States (Amtrak), Australia and New Zealand has also been launched.

Sale application @lantis

In 2004 the performance of application @lantis improved as a result of the start of production of two new versions. The launch of the Ticketless function for sale of Thalys tickets in September 2004 was a trump.

By the end of 2004, some 3,000 Ticketless tickets were sold per month. The function 'home-printing', which enables the customer to print his ticket himself at home, is now available. The travel agent can thus himself market the 'home-printing' offer.

Travel agents can use the vending machines free of charge since the end of year 2004. Some 4,000 tickets –which makes 2,100 files – have already been issued by vending machines to travellers.

BeNe Rail International

The developments planned inside the Joint Venture BeNe Rail International between SNCB/NMBS and the NS were seen through. NS Distribution, a company in charge of the sale in stations, by Internet and through travel agencies, is now exclusively using the sales application common to both railways.

The module enabling travel agencies to sell by Internet has been simplified and its production started.



Serving customers

Countless contacts with customers

In the course of year 2004, the Central Department Customers took a great step forward towards the implementation of a multifunctional contact centre.
On 1st January 2004, the phone information service (CINTER) joined the team. As of that date customers no longer had to apply to the Central Department Customers to lodge a complaint, make a suggestion or remark but could also apply to that call centre by phone for any requests for particulars concerning their trips.

Customers' reactions

The Central Department Customers counted 20,458 written reactions in 2004. These are not only complaints but also positive suggestions. By comparison, we transport more than 700,000 passengers on an average weekday.

The call centre for information to customers answered to more than half a million calls (522,553) in 2004, which makes another 5.7% if compared with last year. This increase is due notably to the fact that customers dialling to a station for information are from now on automatically transferred to the unique Central Call Centre call number.

In 2004, more than 200,000 irregularities were reported, as against 188,500 in 2003.

Last year 28,130 personal effects were sent to the Central Lost Property Depot; 2,330 of them were eventually handed back to their owner. Moreover 15,000 other lost property items were returned to their owner without transiting through the Central Lost Property Depot. Thirty-nine per cent lost properties were back in the hands of their lawful owners.

Information

Action plan for information to customers in case of traffic disruption

The implementation of action plan 'Info Real Time' (IRT) went on in 2004. Sound installations were brought into service in more than 80 stations or stopping points.

Drives to make customers aware were carried on with. The overall performance of data-processing programs for support of information broadcasting was increased. All indicators (such as the quality barometer, for instance) show the broadcasting of information in case of traffic disruption has improved, whether this be in stations or on board trains.

Important specifications were published. They include notably: the development of softwares for a new type of passenger information system designed to give both visual and sound information automatically, the installation of that system in fifteen concentration areas of the network, the supply and installation of passenger information screens, to replace the old 'split flap' displays in 5 stations, the old 'varacter' displays in the stations of the Nord-Midi junction in Brussels and the old computers of the 48 train-announcement simplified systems, the supply of screens designed for a simplified train-announcement system in 48 medium-size stations as yet unequipped, the increase in display number in 14 stations and the supply of displays for the information system to use in case of crisis.

A better configuration of AriBus panels

In 2004, the configuration of AriBus panels (train - bus connections) in Kortrijk and Oudenaarde stations was modified in order to provide customers with a better service.
It was decided to make the same modifications to the panels in Vilvoorde.
The arrangement work came to an end in the new stations in Aalter, Gent-Sint-Pieters, Knokke and Waregem and started in Mol and Menen.
A new control program is now repeatedly checking that the whole system operates correctly. Its application has now been extended to TEC thus enabling to keep the quality level high.
The automatic record of delays through Artemis has been reviewed and optimised in order to maintain the high-reliability of the system.
The new version of the program allows controlling panels in remote, anywhere on the network. We can therefore contemplate installing AriBus at unmanned stopping points and maintaining the connections at those spots. We are using this method in Deinze, Nivelles and Braine - l'Alleud for the moment.

Welcoming travellers

Platforms

Bordet stopping point was modernised (inclines, new lining). New raised-platforms were built in Chênée, Amay, Jambes, Anseremme, Mol and Baasrode-Zuid.
New halts were opened at Wolfstee and Schelle.
Zolder was reopened.
The plan for renewal of the platform shelters was carried on with.

Sound installations

Eighty-one new platform sound installations came on stream.
The train remote-controlled display of some fifteen stations has been adapted so that it takes account of a delay keyed in Artweb.
New equipment was brought into service:

> at Bruxelles-Midi: the equipment of the new south gangway and the installation of screens displaying trains on arrival;
> at Hal, a new simplified system;
> at Antwerpen-Centraal and Leuven: follow-up of the station planning.

Station infrastructure

For the second half of year 2004, a study has been made with a view to quantifying station welcome structures. As stations are the first contact point with the train and services of SNCB/NMBS, it was important to analyse the welcome structures and their integration into the intermodality. That analysis is to serve as a base for drawing up budgets for investment in the welcome of travellers in stations.

Car parks

New car parks were put into service in Gent – Dampoort (173 parking spaces), Hofstade (32) and Boortmeerbeek (30). Another 42 parking spaces were arranged in Haacht.
New parking spaces were inaugurated in Ekeren and Sint-Katelijne-Waver in the scope of drive 'Minder Hinder' (Less Hindrance) and in collaboration with the Flemish Region. The parking capacity was increased at Duffel, Heist-op-den-Berg and Booischot. The rearrangement of both the car park and the freight yard has started.
Rearrangement of the car parks of SNCB/NMBS in Ans (270), Leuze (302), Luttre (170) and Châtelet (152) stations. Planning of a new car park in Arlon (200) station.

Bicycle sheds

New bicycle sheds were installed in Boortmeerbeek (50), Hoboken-Polder (36), Hofstade (28), Nijlen (180) and Sint-Niklaas (450 spaces).
At Herentals, 200 racks were replaced by a type with lock and the capacity of the bicycle park increased in collaboration with city authorities.
Another five hundred lock racks were installed around Antwerp in the scope of drive 'Minder Hinder' and in collaboration with the Flemish Region.
Some 3,500 bicycle parking spaces were renewed.
New racks were installed outside Arlon, Charleroi, Mons and Soignies stations.
SNCB/NMBS installed 128 light-weight-motor-cycle lockers in five stations (Deinze, Duffel, Mouscron, Tournai, Zottegem) in order to provide a better protection against theft and vandalism. It is a test installation in which bicycles or mopeds can be completely shut in. The plan will be assessed at the beginning of 2005 and, if found convincing, extended to other stations.
A controlled-entry device was put into service on the bicycle-storage room of Soignies station and a new bicycle-storage room under surveillance fitted out in Braine-L'Alleud and Charleroi stations.

Left-luggage lockers

Extra left-luggage lockers were installed in Blankenberge, Bruxelles-Midi and Gent-St-Pieters, and others put into service in Arlon, Charleroi-Sud, Dinant, Tournai and St-Niklaas stations.

Freight transport

B-Cargo is getting reorganised:
new transport plan, new structure
Improving the quality of the service to customers
Restoring profitability and competitiveness
Opening up to Europe (73% international traffic)

Traffic evolution

Started in the second half of year 2003, the recovery of the Belgian economy became stronger in 2004. That evolution showed through the results of the activity freight in 2004.
In the course of year 2004, the traffic totalled 58,454 thousand tonnes and 7,691 million tonnes-km, which makes 4.9% and 5.5 % more than in 2003 respectively.
Totalling € 333.5 millions, the turnover, for the activity as a whole, shows a drop by 0.6% and transport revenues a rise by 1.7% (without the postal traffic, an activity that came to an end in 2004).

Heavy industry

The economic situation favourably influenced the traffic relating to heavy industry (fuels, ores, metallurgic products, construction materials and raw minerals, petroleum products) the increase of which scored 8% tonnes-km.
The transport of iron ores inland remains steady. The quality of dispatch is still a priority, especially as the most important customer committed himself to entrusting the whole of his supply to rail.
The transport of coal between Antwerp harbour and the East of France via the Athus Meuse line, an infrastructure inaugurated at the end of 2003, reached its cruising speed in 2004. This transport yearly totals 750,000 tonnes conveyed at a rate of 3 trains a day. A fourth path has been booked since the second half-year. The rest is conveyed by waterways by RKE (Rheinkraft), a daughter company of IFB (Inter Ferry Boats). The traction is performed end-to-end by a locomotive of SNCB/NMBS in the scope of interoperability agreements entered into with SNCF.
The organisation of the traffic flows of main metallurgy customers has taken a new turn since 2004. The largest batches or traffic flows are no longer dealt with by means of the usual private contracts but rather by calls for tenders, which exacerbates the competition between carriers.

The traffic between the Netherlands and Belgium also increased in productivity in 2004, notably after a grouping together of several traffic flows: delivery of lime and dispatch of steel industry finished products.
The sector construction materials and raw minerals is characterised by an extension of the types of traffic existing in Belgium and by the reinforcement of certain types of train traffic to Germany. Besides, the allocation of planned block trains to certain traffic flows made it possible to significantly cut the number of wagons used.
In mid July 2004, a lime transport flow was started at a rate of 8 regular 2,700 gross-tonne trains a week between Yves-Gomezée (Walcourt) quarry and Millingen (Germany). This is one of the first instances of subcontracted international traffic in which B-Cargo is acting as a traction provider on its own network.
The transport of petroleum products, as a whole, dropped slightly. According to the destination however, we notice either a sharp increase (transport on behalf of new customers) or a relative decrease (a direct result of the sharp rise in the prices of petroleum products).



Light industry

Taking the number of tonnes-km transported as a base, light industry traffic (farm produces and foodstuffs, fertilisers, chemicals, automobiles and miscellaneous products) showed a slight drop on the whole.

The chemical sector shows a sharp rise due to favourable economical circumstances.

In the sector farm produces and foodstuffs, we notice a significant increase in inland sugar transport, in spite of the close-down of the sugar plant at Genappe. The laying of a private siding in mid September made it possible to launch a new barley traffic at the rate of one block train a week. B-Cargo thus succeeded in increasing its market share significantly. Mineral water transport also rose in volume.

The improvement noticed in the field of wood transport is due to a route modification. While the largest international flows from Belgium to Italy formerly passed through France, we have now opted for a transit through Germany, Austria or Switzerland. The starting point for the development of wood waste block train traffic was defined. Paper transport has been organised from Langerbrugge to France, Germany or Britain on a regular basis.

The transport of cars slightly falls in volume but rises in tonnes-km. B-Cargo won back two traffic flows to Germany it had lost to a competing railway operator. The traffic to Poland is markedly on the increase. The traffic of car spare parts for some customers also showed a significant rise.

Full wagon load freight traffic	**2004**	**2003**	**Difference**	**Difference %**
Tonnage conveyed (thousand))	**58,454**	55,732	2,722	4.9
Number of tonnes-km (million)	**7,691**	7,293	398	5.5
Full wagon load transport revenue (thousand EUR)	**295,441**	290,547	4,864	1.7
Turnover (thousans EUR)	**333,563**	335,432	-1,869	-0.6
Average journey of one tonne (km)	**131.6**	130.9	0.7	0.5
Average tonnage per train (tonnes)	**445.5**	419	26.5	6.3



Intermodal transport

Intermodal transport, one of the most important sector for the rail, went through a good year.

The volumes transported (+16.8% in tonnes; +5.5% in tonnes-km) are sharply on the increase, if compared with year 2003. The improvement of the economical and financial position of a certain number of non-profitable contracts on the one hand, and the re-engineering of transport organisation and/or the significant increase in prices, where possible, on the other hand certainly had an impact on that result. Contractual prices are gradually being quoted per wagon instead of per ITU (Intermodal Transport Unit). B-Cargo works with traditional railway undertakings (as a partner or as a subcontractor) as much as with newcomers on the market. This market segment is one on which new railway undertakings put ever more competitive pressure. These new competitors show very much interested in the organisation of intermodal shuttles between terminals.

Planned to take place in 2004 and 2005, the maintenance work on the Ring of Antwerp, one of the most jammed road artery in our country, called for urgent steps to be taken in order to absorb road freight traffic.

SNCB/NMBS and the Minister in charge of public business undertakings jointly organised transport system NARCON (NAtional Rail CONtainer Network). NARCON is a 12-shuttle-train network daily linking the hinterland to Antwerp harbour, via the Main Hub of IFB, and ensuring a day A/day B delivery service between the terminals located in the national hinterland and the wharfs. This network is no doubt an answer to road mobility problems. In that way, no less than 1,500,000 trucks-km are removed from the road network each month.

Apportionment of traffic per sector (million t-km)


intermodal
Light industry
Heavy industry
47%
31%
22%

Apportionment per traffic flow (million t-km)


Import
Export
Domestic
Transit
4%
27%
25%
44%

Evolution of traffic per sector (million t-km)


2003
2004
3510
3802
Heavy industry
1449
1426
Light industry
2335
2463
intermodal

Full wagon load freight traffic (million t-km)


7287
7674
7080
7297
7293
7691
1995
2000
2001
2002
2003
2004

The group freight of SNCB

The transformation of B-Cargo, which started on 1st January 2005, was prepared in the course of 2004. The aim the company set itself through that largescale operation is twofold: to improve the quality of the service provided to customers and to restore the profitability and competitiveness of the undertaking on a freight transport market where competition has become particularly fierce since 2003. The freight traffic as a whole will come within the scope of the European Directives as early as 2007 and be completely free from restrictions. It is essential that B-Cargo be ready to take up that challenge.
The consequences of this ease of restrictions are already perceptible in Belgium. A few railway operators have developed, either through operations they are conducting on the Belgian territory or through the pressure they are bringing to bear on B-Cargo in providing services from the borders of our country.

In order to take up the twofold challenge of being competitive and stable again economically speaking, B-Cargo will from now on be responsible of both its human and material means and have control over the railway freight transport production process as a whole. B-Cargo notably manages the interface with customers in particular in freight stations, shunting yards and distribution stations. In the field, the network as a whole was rearranged in 5 large zones called Rail Cargo Centres (RCC). These are located in Antwerp, Liège, Ghent, Charleroi and Brussels and further include decentralised platforms (Genk, Muizen, Stockem, Châtelet, etc.).

B – Cargo: a European operator

In order to take up the challenge of that competition, B-Cargo must assert itself abroad as quickly as possible and show it is a Europe-wide operator.
SNCB/NMBS that already has a European railway undertaking licence must for this purpose also get valid safety certificates for neighbouring countries and enter into an admission agreement with the Infrastructure Managers of the corresponding railway networks.
B-Cargo got a safety certificate for the Netherlands in 2004 and has already started transportation under its own licence. A request for a safety certificate has been put to France in order to be ready to run on its network autonomously by the end of 2005. No safety certificate is necessary in Germany for the time being but preparations are in progress in order to be able to start operations specific to B-Cargo.

Improving the service to customers and productivity

The screening of contracts started in 2003 in the scope of restructuring was carried on with. The aim is to rationalise the range of business and to find solutions allowing balancing traffics, which have proved non-profitable up to now, through a constructive dialogue with customers.

Managing freight traffic

Transport plan 'TOP' (for Transport OPtimisation), a twenty-year-old tool, was replaced on 12th December 2004 by a new one called "QuoWadis" (for QUality Operations for WAgon DIS-tribution).
The installation of the "Cargo Operating Centre" ("COC") is in progress. B-Cargo will soon have a central body allowing a follow-up of its traffic in real time, the guarantee of an optimal management. Cell 'Car-in', a unit already busy following up a large number of freight trains in real time and informing customers as to the running of their trains, is the heart of that 'COC'.
B-Cargo wants to widen the range of services it intends to provide to customers relying therefore on the expertise of other companies of the Group SNCB/NMBS, which is how solutions involving various transport modes and combining rail, road and waterways can also be suggested.
The collaboration between IFB, B-Cargo and RKE (waterways shipping business taken over by IFB in 2004) was put into practice through the implementation of the following plans:

- transport of ballast from Lessines and Soignies quarries to the Netherlands for the building of the Betuwelijn,
- transport of coal from Antwerp harbour to the Lorraine for Creutzwald thermal station.

In 2004, potential customers got connected with the railway or reactivated existing industry tracks.

Since August 2004, the traffic from Belgian stations to foreign destinations as a whole has been managed by means of a data-processing system called 'Railedi' (electronic consignment note); 75% consignments are keyed in directly by customers. The remaining 25% are 'a posteriori' keyed in by B-Cargo coding centres. Data are exchanged with foreign railway un-dertakings by means of 'Orpheus', an international system allowing the exchange of the data standing in consignment notes.

A diversified transport offre

The freight transport and planning activities were dominated by:

> the preparation and implementation of the new transport plan QuoWaDis,
> the materialisation and implementation of new train-planning procedures resulting from the modification of European rules enforcing the separation of transport activities and infrastructure management and the ensuing restructuring of SNCB/NMBS,
> the development and partial start-up of data-processing tools for planning.

The transfer of the centralised freight-traffic management from Department Network to Department Freight was prepared so as to become effective as of 1st January 2005.

Thanks to new transport plan QuoWaDis, a noteworthy step was taken in collaboration with Department Trains and Department Network towards a significant reduction of production costs that nevertheless allowed providing customers with a service the quality of which they could still accept.

It is also worth mentioning we got both the licence and safety certificate for the Netherlands, which enables B-Cargo to start running transport abroad under its own management: since 12th December 2004, the transport to or from Budel has been carried out under regie. In that respect, distribution traffic in that zone will be carried out by B-Cargo from now on (through Antwerpen-Noord shunting yard instead of Rotterdam-Kijfhoek).

The development of new data-processing applications for planning was launched, which resulted first in the institution of a substitute for the former connection plan and the coming on stream of service Cargoweb for follow-up of traffic in real time. Both applications can be consulted via intranet and have been put at the disposal of customers.

After the restructuring of SNCB/NMBS, the section Planning put on its Sunday best thanks to a gradual merging of the functions specific to a 'railway undertaking' and by which it either runs or cancels regular trains in general and / or special or military consignments in particular, a change that has been taking concrete form inside the new Department Freight since 1st January 2005. This also applies to the aspects of the rules relating to freight-train planning, organisation and composition.



Wagon fleet

An important 'fleet-clipping' was conducted. Most of the wagons in excess were either scrapped or sold as second-hand rolling stock to railway undertakings of the new Member States of the European Union. This measure as well as the finalisation of a fleet management software made it possible to bring the wagon turn-round from an average of 3 to more than 4 loads a wagon a month. With such a result, B-Cargo has now become one of the most performant operators in Europe and even succeeds in doing better than the majority of privately-owned wagon operators.

The modernization of the wagon fleet is carrying on thanks to the procurement of special mixed wagons for the transport of hot coils and slabs. And in that same respect, existing wagons are being renovated in order to better meet the requirements of the market.

The wagon fleet belonging to SNCB/NMBS (including those hired out to other railway undertakings), service wagons not included, amounts to 13,685 units. If we take hired out and hired wagons into account, the total fleet available for commercial traffic amounts to 13,458 wagons.

	31/12/2004	31/12/2003
SNCB/NMBS-owned wagons	**13,685**	**14,927**
Wagons hired	826	998
Wagons hired out	1,053	1,309
Wagons available for transport by B-Cargo	**13,458**	**14,616**

Wagonfleet of SNCB/NMBS


15171
14314
15190
15642
14927
13685
1995
2000
2001
2002
2003
2004







Human resources

Human resources

Bringing the staff strength in line with company needs
Anticipating future needs, ensuring know-how handing-down, using training to support revival
Increasing productiveness: + 9% in 2004

Staff strength

In the course of year 2004, 174 new employees were recruited, 87 of whom as statutory employees. On the other hand, 1,101 employees left the Company. The recruited statutory employees belong almost exclusively to two categories of personnel, i.e. driving staff and train guards.

On 31st December 2004, SNCB/NMBS was employing 39,289 paid employees, 37,889 of whom as statutory employees. This total staff strength is made up of 3,027 female and 36,262 male employees. On that same date, 4,970 employees were working under the 32-hour system and 553 half-time.

The staff strength year average, expressed in number of full-time equivalents, totalled 39,432 employees which is equivalent to a drop by 3.9% (ABX non-statutory staff not included).

On 31st December 2004, there were 42,032 people entitled to a pension, of which 24,191 retirements and 17,841 survivors' pensions. If compared with last year, the pension number decreased by 1.2%, of which 0.9% were retirements and 1.6% survivors' pensions.

The number of early-retirement leaves, not included in this staff strength, totalled 1,769.

The productivity of staff, expressed in number of units transported per kilometre (passenger-km and tonne-km) never stopped increasing for the last years. Its rise, particularly significant in 2004, is the result of an increase in traffic (more than 5%) on the one hand and of the decrease in staff strength (almost 4%) on the other.



Average staff number



41891
40172
40606
41840
42518
41894 (1)
39432 (2)
1995
1997
1999
2001
2002
2003
2004

(1) 41015 without non-statuary staff ABX (2) without non-statuary staff ABX

Staff management

A social written agreement was clinched with the trade unions on 1st April 2004. Its application called for the following steps to be taken :

> In order to increase the efficiency of the freight sector, specific Cargo trades were created. Grouping toge ther of a certain number of skills, up to now scattered over several ranks, in a few Cargo trades allows an increase in versatility of the staff working in that sector;

> The rules governing the reintegration of redundancies in the staff have been modernised, which ought to improve staff appointment;

> Employees who have been with the company for at least 25 years, who have made a request to leave and who comply with some conditions concerning the age on the date of leave asked for, were presented with a leave system assuming the form of a career interruption under specific conditions;

> In addition to the indemnity paid by the ONErn (National Office for Employment) for an interruption, a complementary allowance is awarded to employees over 50 who are entitled to a parttime career inter ruption.

> The holiday pay amount was increased.

> The face value of luncheon vouchers was raised to € 4.00 as of the service of 1st July 2004 and to € 4.50 as of that of 1st January 2005, through an increase in the employer's contribution;
The consequences of the introduction of a holding structure (three new companies on 1st January 2005) on personnel were dealt with during the preparation which took place in 2004:

> SNCB-Holding will from now on be the employer of the staff as a whole. The conditions of that situation were settled through agreements by which this company is putting staff at the disposal of Infrabel and SNCB. The draft texts of those agreements were drawn up in 2004 and discussed with the trade unions;

> At the end of 2004, each employee was appointed to one of the three new companies according to her or his activities.

Evolution of staff productivity * (1995=100)



107
112
113
116
118
129
1997
1999
2001
2002
2003
2004

* passenger-km + ton-km per active workforce without ABX and seconded





Technical Means

Technical means

Modernising installations and developing new ones
Regulating the use of liberalised infrastructure
Adapting the rolling stock fleet to the needs
Solving capacity problems, with comfort and quality as a bonus

Infrastructure

Infrastructure	1980	1990	2003	2004
Length of the network (km)				
Operated lines	3,971	3,479	3,521	3,536
Electrified lines	1,413	2,293	2,927	2,950
Lines equipped to take trains at 300 km/h or more	-	-	140	140
Level-crossings	3,929	2,720	2,108	2,104
Public	3,298	2,346	1,806	1,802
Private	631	374	302	302

New and modernised infrastructure

High-speed lines

In 2004, the HST plan made progress in several areas:

On the western leg, the improvement work at the entrance to Brussels is making progress.

On the eastern leg, earthworks for the laying of the new central tracks between Brussels and Louvain have started and these tracks will be ready for operation by the end of 2005.
At the same time, earthworks and civil engineering work on the curve for transition from L.36 to Brussels National Airport station (also referred to as Nossegem curve) were carried on with.
Work also started in Leuven at the level of the transition curve between L.35 (to Aarschot) and L.36 in the course of November. The commissioning of that curve has been planned for December 2006.
The structural work and building of the metal roof of the new station in Liège are carrying on.
Considerable progress has been made on the civil engineering sites on the line between Liège and the German border: The cutting of Soumagne tunnel was completed and the work on the last leg of the line via Walhorn is in progress.
On the northern leg, to the Netherlands, underground earthworks between Berchem and Antwerpen-Centraal and those relating to this latter station itself have reached the last stage (level - 2). Track and platform equipment work has started.
The planning aimed at bringing the 4 level-2 tracks (Antwerp North-South junction) into operation by the end of December 2006 is still valid.
The structural work inside cut-through tunnels was completed in 2003, so that equipment-fitting work could be started in the course of 2004.

The civil engineering work and earthworks from the Havanastraat to the Dutch border are almost finished. Work at border level should be complete by spring 2005.
The commissioning of the high-speed line necessary to the international cross-border traffic has been planned for June 2006.



The REN network

The work for laying a third and a fourth track alongside L.50A between Denderleeuw and Brussels on the territory of two regions, i.e. the Flemish Region and that of Brussels-Capital, was planned.

As regards the Flemish region, the study on the impact of the work went on in 2004. The final version will be presented to the cell 'MER' in February 2005 in order to get the declaration of compliance as quickly as possible and then apply for a building permit. The latter ought to be issued after the summer holidays 2005. With the work on the Flemish territory in view a certain number of amicable expropriations have been carried out.

As for Brussels-Capital the impact study ought to be complete at the beginning of year 2005.
If procedures take place normally we expect to get the building permit from Brussels-Capital in the last quarter of year 2005.

As concerns the plan Watermael-Schuman-Josaphat, civil-engineering work is in progress between Watermael and Schuman and studies for Bruxelles-Schuman station and the section going through the tunnel have been carried on with.
As concerns the extension of the section Watermael – Ottignies to 4 tracks, we have the city planning permits for Wallony and Flanders and the procedure for Brussels is in progress.

2004 was the year in which the study of impact was carried out with a view to getting the city planning permit for the plan for extension of the section Uccle - Nivelles to 4 tracks.

The other large-scale plans

The procedures relating to the North connection track of the National Airport (Plan 'Diabolo') are currently in progress. That link to Antwerp, a track laid in the central berm of Highway E 19, was deemed to have priority. The study of the impact on environment has been carried out this year. This central berm – airport connection will be financed by means of a PPPS (Private Public PartnerShip) as planned.

Tunnel Liefkenshoek (a railway tunnel under the Schelde at Antwerp) was put first on the list of priorities. The procedure for assessing the impact on environment was decided on. The financing of the plan has not yet been decided on because of a lack of means in the investment budget. Other ways will be explored: PPS (Private PartnerShip) or interim financing by the region.
The aim is to finalise the whole of those procedures as quickly as possible so that work can begin in autumn 2006.

Work in the North-Midi junction at Antwerp was carried on with. We expect the first train will run through it in 2006.

Huge investments are also being made in the entrance to Ant-werp harbour, in particular as regards the Left Bank. Deurganckdok will be put into service in 2005. In that respect we must also mention the work for extra tracks (already com-pleted) and the electrification of L.10 (Waaslandhaven – Zwijndrecht). The electrification of that line had already started in 2004. Completion will be achieved in 2005-2006.

Modernising railway installations

Another two bridges were built in record time across the Ringvaart, on L.50A, between Gent-Sint-Pieters and Landegem, an event that attracted the attention of medias. In the meantime, the next phase had started. The extension of that section to 4 tracks is expected to take place between 2008 and 2010. The crossing of the high-speed line (L.50A) and slow-speed line over one another at the level of Gent-Sint-Pieters might possibly be commissioned in 2008 already.

The diversion of L.55 (Wondelgem – Zelzate – Terneuzen) in Ghent harbour at the level of the Kluizendok has been commissioned this year. The work is paid by the Flemish region.

The laying of a complementary 6-track yard has started at Genk-Freight. It is the first phase of a series of work that is to increase the capacity of Genk-Freight considerably. Infrastructure will be followed by signalling and electrification work on all tracks of the siding and on the curves for connection to line 21A /1 and 35/1. A traction substation must also be built, the whole of it having to be ready by mid 2007.

A new important transformation phase has started in Namur station: the construction of a casing-bridge allowing the crossing of lines 161-162 (Brussels – Namur – Luxembourg) and the main 125-130 (Liège – Namur – Charleroi) Walloon lines over one another. This crossing, which is located to the south of Namur station, ought to increase the capacity considerably

.

Work around Charleroi-Sud has been carried on with. Phase 4 is finished. Several phases have yet to be carried out. According to present forecasts, the simplification and increase of the station entrance speed ought to be completed by 2008.

The curve Aubange - Mont-Saint-Martin, in the extreme south of the country was completed and commissioned in December. There is thus an additional freight traffic entrance to France.

Rules for the use of infrastructure

Department Network carried on with the drawing up of addenda to the General Rules for use of the Railway Infrastructure (RGUIF, short for Règlement Général pour l'Utilisation des Infrastructures Ferroviaires). The main adaptations are:

> a modification of the text relating to the acquisition of line knowledge: an IU (Infrastructure User) that wants to have his drivers acquire the knowledge of a line none of them has ever run on, will now have the possibility to let them have a run in the driving cab of a vehicle of another IU already running on that line;

> the obligation for drivers to take a cellular phone on board by which to get in touch with the running regulating body or with a signalbox, if the communication means of an IM (Infrastructure Manager) fails to work or does not exist;

> the publication of the modifications for raising the speed of freight trains in both G (100km/h) and P (120 km/h) regimes;

> the modification of the conditions governing the run over certain level crossings: a 'bi-flash' lamp must be used instead of the 0.15 m disk representing road sign C 3;

> the modification of the tasks assigned to the supervising employee, the employee in charge of shunting moves and the shunting operator;

> the commissioning of the electronic system ARTWEB for train follow-up;

> the introduction of the 'proceed with caution' notion and the modification of the provisions relating to train personnel, police staff or rescue teams and in particular to the presence of travellers on tracks.

In order to adapt the text of the General Rules for Use of the Railway Infrastructure to the modifications made to the structure of SNCB/NMBS and operative as of 1st January 2005, and also to put our Company in accordance with the legal provisions on the certification of train staff a new draft has been drawn up and is currently being approved by the Ministry of Mobility and Transport.



Railway infrastructure liberalisation

Accreditation of safety staff

In addition to SNCB/NMBS and Dillen & Le Jeune-Cargo railway undertakings, already holding it, several potential candidates have made a request for the safety certificate to the Ministry of Mobility and Transport. Department 'Admission to the Network' is currently examining their file with a view to issuing a staff accreditation certificate. Those candidates are Railion Nederland, Trainsport and SNCF Fret.

Fees

A new formula structure for calculation of the fees for use of the railway infrastructure was conceived in year 2004.

The reasons that led to the institution of that fee reform were the following:

> make sure the railway infrastructure is used optimally;

> make sure the means are used optimally;

> make network users aware of their responsibilities;

> put out of order the installations no longer used;

> enable the Infrastructure Manager to return to the black.

The existing fee structure based on the use of lines, stations and terminal installations has been sharpened and extended:

> The path – line fee remains as it was. The fee due when an allotted path has not been used, on the other hand, has been adapted. From now on, part of the fee will have to be paid according to the moment on which the operator is cancelling the path, except if the cancellation takes place more than 6 months before the date planned for running;

> The path – installation fee for the use of station platforms or some siding tracks has been extended through addition of a surtax for prolonged occupation;

> A fee for use of rake shunting, making-up or garaging was added. This is a shunting fee. It depends on the time for which a capacity has been hired out as well as on the workforce manning the installation and ope rating the points and crossing and on the technical equipment of the sidings.

> Administrative charges for the analysis of capacity requests have been defined.

The various parameters involved in the calculation of fees have been adapted so that the sum of the fees collected for the use of railway infrastructure remains unchanged for a traffic that is constant.
The Board of Directors of SNCB/NMBS and the Minister of Mobility and Transport approved the new fee formula as well as the new parameters added to it in the course of 2004. The fee is mentioned in the Network Reference Document valid for the service timetable applicable from 11th December 2005 to 9th December 2006.

Rolling stock

Rolling stock	1980	1990	2003	2004
Locomotives				
Electric multi-system	27	52	102	101
Electric single system	222	329	284	283
Diesel, line	481	287	99	95
Diesel, shunting	388	332	274	290
Passenger rolling stock				
Electric railcars				
double	485	619	350	350
treble			258	258
quadruple	44	44	44	44
Eurostar sets			4	4
Thalys sets			7	7
Diesel railcars	87	24	96	96
Domestic traffic coaches	2,022	1,496	991	949
International coaches	366	330	385	373
Luggage vans	73	39	27	27

The main modifications made to the rolling stock fleet in the course of 2004 were the following:

- the coming on stream of:
  - 23 78-type shunting diesel-hydraulic locomotives;
  - 40 M6-type double-decker coaches;
- the withdrawal from service of:
  - 1 line diesel locomotive;
  - 7 shunting locomotives;
  - 82 domestic and 12 international service coaches

Répartition des trains-km


9%
91%
Traction diesel
Traction électrique

Répartition des trains-km


4%
18%
78%
Voyageurs "Grande Vitesse"
Voyageurs "Classique"
Marchandises





Information & communication

Computerisation

E-ticketing

A great step has been taken in the field of transport ticket selling. It is now possible for customers to purchase and print a ticket at home for any journey on the domestic network from the Internet site of SNCB/NMBS. That application was awarded the silver medal at the e-contest organised by the economic magazine Trends.

Computerisation of the freight sector

Plan 'New Taxation' provides a more open billing method as well as an easier access to information. Plan 'Mobile Gem', developed in collaboration with freight stations is about to undergo acceptance tests. It will soon be possible to have a look at and make requests in application 'GEM' (Electronic freight management) using PDA-type industry computers.
Application 'Cargo Web', a tool developed in collaboration with the COC (Cargo Operation Centre), allows the follow-up of freight runs in real time making use of the information contained in applications Artemis, Atlas and Gem.

Rolling stock maintenance

The follow-up of wagon maintenance has been computerised so that it is from now on possible to accurately know the cost of the interventions carried out on each separate wagon entering a workshop through a follow-up of the interventions performed and parts consumed.
The first part of application 'Visinet' has been delivered and it is from now on possible to visualise the management of the planning of traction workshops through the intranet.
An interface between application Mars (rolling stock maintenance) and Atlas (locating of tractive units by means of the GPS system) has been developed in order to enable the exchange of information on the availability of tractive units and ensure a better planning of servicing and maintenance operations.

Train running

Various improvements in that field saw the light of day. Tool 'Karma', for instance, is making the drawing-up of duty timetables much easier than before, as it allows an operational management of accompanying and driving staff signaletics. The plan enabling to manage rosters in the long term has been adapted. At the level of staff, for instance, optimisations taking account of economic and working-time humanisation criteria were added. The applications 'Artemis' for railway traffic realtime follow-up have been extended and strengthened in order to improve their efficiency.

Work information

An effort was put in particular into the information about working sites in progress on the railway network. Plan 'Infotravaux' is aimed at the circulation both internally (through intranet) and to customers (explaining posters in stations, internet site, programme 'Radio-Trafic' of the MET, teletexts on VRT or RTBF, newspaper Metro, etc.) of information both regular and reliable on sites in progress and their impact on railway traffic.

Computerization of infrastructure

A new application now allows the management of the technical features of civil engineering works as well as of the reports on their inspection.
New parts have been developed for application 'Ines', a tool for the purpose of department Signalling, which allows the management of level crossings, signals and track circuits.
The analysis phase of plan 'Supply Chain Management' has been completed. The aim of this plan is to replace with a single system the applications by which Department Infrastructure and Rolling Stock formerly managed the stocks and followed up the work of central workshops. The implementation of this new system will involve software 'SAP'.

Finance management

A first part of application 'Midas' came on stream. Midas simplifies budget check and follow-up.
Since then, expenses have no longer been recorded after reception of an invoice but after provision of a service by a supplier.
To conclude, the impact the splitting-up of SNCB/NMBS into three separate undertakings will have on accountancy data-processing systems was carefully anticipated.

Internal plans

At the level of Staff Department ICT, a module of system 'Mars' dedicated to the management of staff has been adapted. Its purpose is to organise the work of the employees at work in ICT zones.
At technical level, year 2004 was that of plan 'Hades'. That plan brings about a reduction of the costs normally entailed by the storage of data through a strengthening of Unix-type servers and the installation of an appropriate infrastructure. In that respect, some 86 'Oracle' databases and approximately 250 webapplication servers were transferred. This allowed doing away with 20 existing Unix servers. The new datastorage infrastructure is already being used by Unix, Windows and Alpha central servers. The two mainframes and all Unix and Windows servers can now already take advantage of a new data recovery and back-up system.
The Network Operation Centre (NOC) moved to the Operation Centre (OC) in order to step up interaction between the monitoring of the network and that of the applications. It has been put under a single management.
A structure has been defined in order to make the management of assets (ICT equipment) and configurations (softwares) more user-friendly. The data relating to telephony and PC fleet have been fed to this new structure ever since.



Telecommunications

Remote-controlled

The plan for installation of sound equipment in the stations and stopping points of SNCB/NMBS went on. The installation of 80 sites was renewed in 2004.

Visual announcements

The new underground gangway of Bruxelles-Midi station has been fitted with modern TFT- and CRT-type display-screens and four plasma screens now announce the trains on arrival. A new simplified (PATnew) display-system combined with CRT-type screens came on stream in Hal station. New LCD-type displays were installed in Leuven station.

The core of the display-system has been modernised in Antwerpen-Centraal, Berchem, Brussels-National Airport, Bruxelles-Luxembourg, Bruxelles-Schuman, Kortrijk, Denderleeuw, Etter-beek, Gent-Sint-Pieters, Leuven, Mechelen, Mons, Namur, Ottignies and Ostende stations and it now displays the information relating to train running in real time.

Hotspots in the main stations

Being ever more eager to meet customers' needs, SNCB/NMBS went into partnership with Telenet in order to study the possibility to provide them with access to Internet through Wi-Fi (Wireless Fidelity) connections to be installed in stations. First, seven stations were selected: Antwerpen-Centraal, Berchem, Bruxelles-Midi, Gent-Sint-Pieters, Leuven, Liège-Guillemins and Mechelen.

GSM-R

The main elements of equipment of the central network meant to take over from the present ground-to-train radio systems were installed. We have received the first cab-radio prototypes for installation on the rolling stock.

Supervising buildings

Twenty-seven stations, plus Merelbeke workshop were fitted with alarm systems for the detection of intruders.

Telephony

The contract for telecommunications external to SNCB/NMBS was awarded to operator Mobistar after a cost study.











SNCB and sustainable development



Environnement protection

Kyoto protocol has just become operative. In accordance with that worldscale Treaty, countries are committing themselves to significantly reducing the emission of greenhouse effect gasses (as far as the EU is concerned, this means a reduction by 8%, compared to the level in 1990).

The transport sector seems to be the most important sector in Europe where the overall CO2 emission still shows to be on the increase. But that rise is in no way ascribable to railway transport. Although transport services in Belgium have increased as a whole (passengers by 33 % and freight by -8%) and overall energy consumption has risen by some 23 %, the CO2 emissions resulting directly or indirectly of this kind of transport dropped by some 6 %. This drop is due to a reduction in diesel train transport and, as a result, to an increasing involvement of electric power traction as well as to a higher output of power stations. This result per passenger-km or tonne-km transported even drops to 17 %.

Compared with the transport services provided, travelling by train means a low energy consumption and a proportionally lower CO_2 emission. Per passenger-km or tonne-km transported, railway emits 4 to 5 times less CO_2 than road.

This is the reason why rail is an essential with regard to a sustainable transport system. Since transport demand and negative impact on environment keep on growing, rail provides an ever more attractive alternative.

The clean-up of formerly-polluted sites was carried on with in Antwerp-North and South, Leuven and Dilsen.

In 2004, we suffered 4 accidents with a negative impact on the environment and took immediate actions in order to clean up the spots concerned.

The procurement of 200 k-type break-unit freight wagons is also worth mentioning. Those freight wagons already comply with the recent strict European rules applying to newly-built railway rolling stock.



Safety and security at SNCB/NMBS

Operating safety

As in the past, constant efforts were made in order to ensure operating safety and thus reduce accident risks. Two important plans, i.e. GSM-R and ETCS (European Train Control System) - a technical progress in the scope of communication and train running control - are currently being implemented and will help take up the interoperability and safety challenges to come.
In 2004, we suffered two train accidents. They resulted in the death of one traveller who carelessly crossed station tracks and in that of a B-Security employee.

Accidents	**1995**	**2000**	**2003**	**2004**
Passengers Killed	3	3	4	1
As a result of own carelessness	*3*	*3*	*3*	*1*
Number per 100 million passengers	2.1	2.0	2.4	0.6
Injured	37	54	77	54
As a result of own carelessness	*26*	*46*	*69*	*51*
Number per 100 million passengers	25.7	35.0	45.7	28.5
Staff				
Killed	1	4	1	2
As a result of own carelessness	*1*	*2*	*1*	*0*
Injured	14	22	21	14
As a result of own carelessness	*12*	*7*	*4*	*3*
At level crossing				
Killed	12	8	12	8
Injured	12	10	9	7



Safety at level crossings

SNCB/NMBS did away with 21 level crossings (14 public and 7 private ones) and installed 17 new ones (10 public and 7 private ones) in 2004.

The railway signalling equipment of 5 level crossings was coupled with that of road signs. SNCB/NMBS also made 3 railroad crossings secure in Antwerp harbour raising them to third category.

In the scope of the drive for making cycle tracks and platform egresses of SPF Mobility and Transport more secure, SNCB/NMBS fitted small barriers to 12 and additional lights to 17 level crossings.

Communication – The GSM-R

The main studies on the GSM-R network, a system to supersede the analogue ground-to-train network, were completed and most of the network central equipment has been implemented.

The process for purchase of the sites necessary to the installation of GSM-R antennas is carrying on and all files concerning building permits on the lines (+/- 40 sites) selected for experiment have been submitted. Civil engineering work will start on those lines in February 2005 and 4 sites shared with GSM operators have already been brought into service.

The first rolling-stock cab-radio prototypes have been delivered and are currently being validated.

Train running command and control– ETCS

The ETCS system is currently in progress. It will be installed on the network of INFRABEL and on board the modern units of SNCB/NMBS and allows for a thorough and continuous control of train speed notably on approach of a signal at danger.

The first ground-installations for the new line between Antwerp and the Dutch border (L4) have been planned for mid 2005 and those for the new line between Brussels and Leuven (L36N) for mid 2006.

The network ought to be completely equipped by 2012.

Transport of hazardous goods

In 2004, a special computer-aided emergency plan was implemented for Kinkempois shunting station (experimental plan). That plan, with enforcement as of beginning 2005, allows notably the visualisation of the sensitive zones, if a tankwagon conveying dangerous goods starts leaking a lot, and takes account of the nature of that good, of the topography of the area as well as of weather data received by radio from a weather station present on the site of Kinkempois station. It is also a highly user-friendly assistance tool for the employee of SNCB/NMBS in charge of managing the crisis. The next step is the implementation of similar plans for the other large shunting yards (Antwerp, Monceau and Ghent) in the course of year 2005.


A
B



Safety at work

We suffered 2 deaths due to industrial accidents in 2004. An employee fell on the track and was run over by a train as a result of a quarrel with a traveller in Bruxelles-Central station. Another employee was electrocuted during work on the overhead wire in Brugge station.

The safety of railway staff as well as that of other staff working inside the estate of SNCB/NMBS is still an ever-present concern. In that respect, information sessions for rescue services on the risks inherent in the railway sphere were organised again.

Progress was also made in the field of 'welfare at work' in various domains, such as:
> the application of the law governing medical supervision of workers, night and shift work or protection of trainees;
> the drawing-up of specifications for the procurement of two special vehicles for the fire brigade in charge of rescue in Soumagne tunnel in case of disaster.

Control over the attack problem

In spite of the training and support policy, the number of attacks on train guards did not fall. We counted 556 attacks in total (same score as in year 2003), among which 202 physical attacks (+11.6%). Eighty per cent attacks on train guards are ascribable to customers travelling without ticket or in a borderline case (ticket not yet filled or non-valid).

A joint working group is currently assessing the policy and making suggestions concerning that matter. This working method led notably to the adaptation of the training session entitled 'keeping control over an attack' and the extension of the activity of the Special Control Brigade.

Training entitled 'Keeping control over an attack, my own business...'

The training session entitled 'Keeping control over an attack, my own business...' was assessed and adapted accordingly. Since October 2004, this training has no longer been carried out by the psychologists of 'Corporate Prevention Services' but by training staff both trained and selected among the train guard group..

Implementation of a safety management system

Train guards are in charge of important safety tasks and must comply with the specifications applying to the staff of the railway infrastructure user.
Safety must be guaranteed throughout time by means of listed and traceable actions in the field of staff training and accreditation as well as through the setting-up of a feedback resting on the control, audit and adaptation of the tasks carried out.

Year 2004 was marked by the start of a monthly audit on specific safety tasks as well as operating procedures in which train guards are involved.

B-security internal guarding service

In order to guarantee the execution of certain tasks essential to security requirements while not really part of the competence of the police force, the internal guarding service called B-Security carries out the following missions:

> protection of persons (customers and staff);
> surveillance and protection of buildings, rolling stock workshops;
> struggle against attacks, vandalism and fraud;
> prevention of breaches of the law;
> help in the event of accidents or disasters;
> surveillance of funds, etc.

B-Security call centre received more than 32,000 calls during year 2004, i.e. an increase by 8,500 calls, if compared to 2003.

Of the interventions resulting from those calls, 50 % were carried out by employees of the Internal Guarding Service of SNCB/NMBS, 25 % by SPC, the Federal Police (railway police service) and 25 % by other police and/or rescue services (local police units, service 100, fire brigade, etc.).

Since 1st January 2004, it has been possible, thanks to the system installed in the call centre, to optimally take advantage of the calls, notably as it allows the record of these and makes the task of operators easier.

The Royal Decree of 13th September 2004 on railway safety resulted in the setting-up of a security service called Securail.

That railway security service will be made up of sworn officials empowered to hold and use handcuffs and pepper spray cans. Securail employees have been empowered to report people for violation of the railway laws and rules.

An agreement protocol was signed by both parities on 7th April 2004, the aim of which is to promote the collaboration between the Internal Guarding Service B-Security, the railway security service Securail of SNCB/NMBS and the Federal Police SPC.









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